中信泰富有限公司

BY COURIER

RECEIVED

Exemption No. 82-5232

2006 MAR 28 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 24th March, 2006

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Co[redacted]
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06011961

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 23, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

Alice Tso
Company Secretary

dlw 3/28

Encl.
AT/wy/LTR-2610

Annexure

CITIC Pacific Limited

List of Information that the Company since February 23, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : March 7, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE("HKSE Listing Rules"))

2. Document : Return of Allotments
   Date : March 9, 2006
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : 2005 Annual Report of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : 2005 Summary Financial Report of Daye *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Audited Financial Statements and Auditors' Report of Daye for the year ended December 31, 2005 *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Announcement regarding resolutions passed at the eleventh meeting of the Fourth Session of Board of Directors of Daye *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement regarding resolutions passed at the sixth meeting of the Fourth Session of Supervisory Committee of Daye *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Notice of Annual General Meeting of Daye for the year 2005 *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Announcement regarding daily related party transactions of Daye for the year 2006 *(only available in Chinese)*
   Date : March 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Announcement regarding opinions of Independent Directors of Daye *(only available in Chinese)*
    Date : March 20, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Auditors' statement regarding Daye related party indebtedness *(only available in Chinese)*
    Date : March 20, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Announcement of audited financial results of Daye for the year ended December 31, 2005
    Date : March 20, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Announcement of Results for the Year Ended December 31, 2005
    Date : March 22, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

14. Document : Notice of 2006 Annual General Meeting
    Date : March 22, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

15. Document : Announcement on Change of Directors
    Date : March 22, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DAYE SPECIAL STEEL CO., LTD.
A SUBSIDIARY OF CITIC PACIFIC LIMITED
ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

This Announcement is made by CITIC Pacific Limited ("CITIC Pacific" or "the Company") pursuant to the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to provide shareholders of CITIC Pacific and the public with the audited financial results of Daye Special Steel Co., Ltd. ("Daye"), a subsidiary of the Company, for the year ended 31 December 2005.

SUMMARY

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the People's Republic of China ("PRC") whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 56.63% attributable interest in Daye. On 19 March 2006, the board of directors of Daye has approved the financial statements and auditors' report for the year ended 31 December 2005. Daye's audited financial results will be posted on the Shenzhen Stock Exchange's website on 21 March 2006.

Daye, a subsidiary of CITIC Pacific, is a company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. CITIC Pacific has a 56.63% attributable interest in Daye. On 19 March 2006, the board of directors of Daye has approved the financial statements and auditors' report for the year ended 31 December 2005. Daye's audited financial results will be posted on the Shenzhen Stock Exchange's website on 21 March 2006. The audited financial statements have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account for the year ended 31 December 2005 and the Balance Sheet as at 31 December 2005 of Daye are provided below:–

DAYE SPECIAL STEEL CO., LTD.
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2005 – AUDITED

		2005 *RMB*	2004 *RMB*
1.	Revenue from Principal Activity	4,446,239,395	3,810,099,149
	Less: Cost of Sales	4,198,591,832	3,562,669,846
	Business tax and surcharge	23,943,347	13,815,733
2.	Profit from Principal Activity	223,704,216	233,613,570
	Add: Profit from other activities	11,860,941	15,003,445
	Less: Operating expenses	29,427,495	27,602,847
	Administrative expenses	61,340,921	80,710,214
	Financial expenses (net amount)	57,818,253	82,230,190
3.	Operating Profit	86,978,488	58,073,764
	Add: Subsidy	300,000	–
	Non-operating income	793,146	2,215,024
	Less: Non-operating expenses	7,704,127	33,274,233
4.	Profit before Tax	80,367,507	27,014,555
	Less: Income Tax	–	–
5.	Net Profit	80,367,507	27,014,555

BALANCE SHEET AS AT 31 DECEMBER 2005 – AUDITED

	31 December 2005 *RMB*	31 December 2004 *RMB*
ASSETS		
Current Assets	1,426,010,917	2,331,916,886
Long Term Investments	–	–
Fixed Assets	1,714,965,039	1,697,797,949
Intangible Assets	32,155,094	33,055,094
Total Assets	3,173,131,050	4,062,769,929
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	1,804,651,822	2,775,280,882
Long Term Borrowings	400,000,000	409,991,250
Total Liabilities	2,204,651,822	3,185,272,132
Shareholders' Equity		
Share Capital	449,408,480	449,408,480
Capital Reserve	449,759,817	1,047,874,832
Surplus Reserve	52,430,306	103,061,134
Retained Profit/(Accumulated Loss)	16,880,625	(722,846,649)
Total Shareholders' Equity	968,479,228	877,497,797
Total Liabilities and Total Shareholders' Equity	3,173,131,050	4,062,769,929

GENERAL

Shareholders should note that the above audited financial results pertain only to Daye and not to CITIC Pacific itself.

Daye's 2005 Annual Report, 2005 Summary Financial Report and other relevant information can be found on the Shenzhen Stock Exchange's website (http://www.szse.cn).

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 20 March 2006

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai
(Name of Responsible Official)

Tel No.: 2820-2111

Date : 7th March, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,193,240,160	—	---
Increase~~/(Decrease)~~ during the month	125,000	—	---
Balance at close of the month :	2,193,365,160	—	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	8,610,000	--	70,000	--	8,540,000	70,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	10,940,000	--	55,000	--	10,885,000	55,000
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______						
2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						125,000

Remarks : ________________

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2006 MAR 28 A 10:02
CORPORATE FINANCE

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

日 DD	月 MM	年 YYYY
17	02	2006

至 To

日 DD	月 MM	年 YYYY
20	02	2006

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	50,000.00
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	2,318,500.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,346,064.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

09/03/2006 11:29:15

Submission No.:	224018428/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$2,319.00

Receipt No.	Method	Amount(HKD)
242240034855	Chq	$2,319.00
Total Paid		$2,319.00

表格 Form **SC1**

公司編號 Company Number

145656

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	70,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD1,246,000.00
Shares	55,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD1,072,500.00

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Homantin, Kowloon	20,000	
Cindy Kwan Kit Ying	c/o 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	50,000	
Shi Cui Ming	8/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	55,000	
	各類別股份分配的總數 Total Shares Allotted by Class	125,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 9th March, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 2005 年年度報告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2005年年度报告
ANNUAL REPORT

董事长:蔡星海

目　录

大冶特殊钢股份有限公司2005年年度报告

重要提示：本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

普华永道中天会计师事务所有限公司为本公司出具了标准无保留审计意见的审计报告。

本公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证年度报告中的财务报告的真实、完整。

一、公司基本情况简介

1、	公司法定中文名称：	大冶特殊钢股份有限公司
	公司法定英文名称：	DAYE SPECIAL STEEL CO.,LTD.
2、	公司法定代表人：	蔡星海
3、	公司董事会秘书：	王培熹
	公司证券事务代表：	王平国
	联系地址：	湖北省黄石市黄石大道316号
	联系电话：	0714 –6293836
	公司传真：	0714 –6296570
	电子信箱：	dytg0708@163.com
4、	公司注册地址及办公地址:	湖北省黄石市黄石大道316号
	邮政编码：	435001
	公司网址：	http://www.dayesteel.com.cn
	电子邮箱：	hbygzq@public.hs.hb.cn
5、	公司选定的信息披露报纸名称：	《中国证券报》
	登载年度报告的中国证监会指定国际互联网网址：	http://www.cninfo.com.cn

	公司年度报告备置地点：	公司董事会秘书室
6、	公司股票上市交易所：	深圳证券交易所
	证券简称：	G冶特钢
	证券代码：	000708
7、	公司首次注册登记日期：	1993年5月18日
	公司首次注册登记地点：	湖北省黄石市
	企业法人营业执照注册号：	4200001000201
	税务登记号码：	42020327175201X
	会计师事务所：	普华永道中天会计师事务所有限公司
	会计师事务所办公地址：	上海市湖滨路202号普华永道中心11楼

二、会计数据和业务数据摘要

（一）本年度利润指标

单位：人民币元

项　　目	金　　额
利润总额	80,367,507
净利润	80,367,507
扣除非经常性损益后的净利润 *	77,151,316
主营业务利润	223,704,216
其他业务利润	11,860,941
营业利润	86,978,488
投资收益	
补贴收入	300,000
营业外收支净额	(6,910,981)
经营活动产生的现金流量净额	193,702,590
现金及现金等价物净增减额	(50,488,723)

注：*扣除的非经常性损益项目、涉及金额：

1、处置固定资产的净损失	4,931,327	元
2、诉讼损失	1,563,994	元
3、补贴收入	(300,000)	元
4、其他营业外收入	(654,446)	元
5、其他营业外支出	10,300	元
6、以前年度已经计提各项减值准备的转回	(9,827,172)	元
7、债务重组损失	1,059,806	元
合计影响数	(3,216,191)	元

（二）公司前三年主要会计数据和财务指标

单位：人民币元

项 目	2005 年	2004 年	2003 年	
			更正前	更正后
主营业务收入	4,446,239,395	3,810,099,149	2,162,229,837	2,149,851,163
净利润	80,367,507	27,014,555	24,830,193	(42,719,149)
总资产	3,173,131,050	4,062,769,929	4,091,793,451	3,271,775,158
股东权益（不含少数股东权益）	968,479,228	877,497,797	1,623,375,063	772,577,242
每股收益(全面摊薄)	0.179	0.060	0.055	(0.095)
每股收益（加权平均法）	0.179	0.060	0.055	(0.095)
每股净资产	2.155	1.953	3.612	1.719
调整后的每股净资产	2.150	1.934	3.577	1.616
每股经营活动产生的现金流量净额	0.431	(0.765)	1.686	1.686
净资产收益率（%）(全面摊薄)	8.30	3.08	1.53	(5.53)
净资产收益率（%）（加权平均）	8.71	3.27	1.54	(5.43)
扣除非经常性损益后的加权净资产收益率(%)	8.36	6.89	1.72	(6.61)
扣除非经常性损益后的摊薄净资产收益率(%)	7.97	6.48	1.71	(6.49)
扣除非经常性损益后的加权每股收益	0.172	0.127	0.0617	(0.114)
扣除非经常性损益后的全面摊薄每股收益	0.172	0.127	0.0617	(0.114)

（三）按照中国证监会《公开发行证券的公司信息披露编报规则第九号》的规定，公司2005年度按全面摊薄法和加权平均法计算的净资产收益率及每股收益

单位：人民币元

	净资产收益率				每股收益			
	2005 年度		2004 年度		2005 年度		2004 年度	
报告期利润	全面摊薄	加权平均	全面摊薄	加权平均	全面摊薄	加权平均	全面摊薄	加权平均
主营业务利润	23.10	24.24	26.62	28.32	0.498	0.498	0.520	0.520
营业利润	8.98	9.42	6.62	7.04	0.194	0.194	0.129	0.129
净利润	8.30	8.71	3.08	3.27	0.179	0.179	0.060	0.060
扣除非经常性损益后的净利润	7.97	8.36	6.48	6.89	0.172	0.172	0.127	0.127

（四）股东权益变动情况

单位：人民币元

项 目	股 本	资本公积	盈余公积	法定公益金	未分配利润	股东权益合计
期初数	449,408,480	1,047,874,832	103,061,134	48,210,150	(722,846,649)	877,497,797
本期增加		10,613,924	4,220,156	2,110,078	739,727,274	754,561,354
本期减少		608,728,939	54,850,984			663,579,923
期末数	449,408,480	449,759,817	52,430,306	50,320,228	16,880,625	968,479,228

变动原因：

1、资本公积变动的原因：①增加10,613,924元，主要是其他资本公积中的债务重组收益；②减少608,728,939元，主要是根据2005年第三次临时股东大会决议，本公司用资本公积股本溢价中的608,728,939元弥补以前年度累计亏损。

2、盈余公积变动的原因：①增加4,220,156元，主要是按年度净利润弥补以前年度亏损后的10%提取法定盈余公积金2,110,078元和10%提取法定公益金2,110,078元；②减少54,850,984元，是根据2005年第三次临时股东大会决议，本公司用法定盈余公积金48,210,150元，以及任意盈余公积金6,640,834元，合计54,850,984元弥补以前年度累计亏损。

3、未分配利润增加的原因：①根据2005年第三次临时股东大会决议，本公司用资本公积、盈余公积弥补亏损转入；②本年度净利润弥补以前年度亏损后的利润转入所致。

三、股本变动及股东情况

（一）公司股本变动情况

1、公司股份变动情况表

单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、未上市流通股份									
1、发起人股份	186,018,480	41.39				-174,618,480	-174,618,480	11,400,000	2.54
其中:									
国家拥有股份	174,618,480	38.86				-174,618,480	-174,618,480	0	
境内法人持有股份	11,400,000	2.54						11,400,000	2.54
外资法人持有股份									
其他									
2、募集法人股份	96,350,000	21.44				+174,618,480	+174,618,480	270,968,480	60.29
3、内部职工股	7,870					-5,134	-5,134	2,736	
4、优先股或其他									
未上市流通股份合计	282,376,350	62.83				-5,134	-5,134	282,371,216	62.83
二、已上市流通股份									
1、人民币普通股	167,032,130	37.17				+5,134	+5,134	167,037,264	37.17
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
已上市流通股份合计	167,032,130	37.17				+5,134	+5,134	167,037,264	37.17
三、股份总数	449,408,480	100.00						449,408,480	100.00

2、股票发行与上市情况

(1) 2001年至2004年部分已离任董事、监事、高级管理人员所持有的47,674股内部职工股按规定解冻，使2004年年度末已流通股为167,032,130股。报告期内，因公司监事李光辉先生、董事会秘书王平国先生离职半年，其所持股份5,134股按规定上市流通，使该年度末已流通股为167,037,264股。公司现任董事、监事、高级管理人员所持有的2,736股按规定冻结。

(2) 报告期内公司股本总数没有发生变动。

（二）股东情况介绍

1、报告期末股东总数：截止2005年12月31日公司股东共计51,724户。

2、公司前十名股东以及前十名流通股股东持股情况：

单位：股

前十名股东持股情况					
股东名称	股东性质	持股比例（%）	持股总数	持有非流通股数量	质押或冻结的股份数量
湖北新冶钢有限公司	其他	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	外资股东	28.18	126,618,480	126,618,480	
中国工商银行－南方避险增值基金	其他	2.87	12,896,008	0	
东风汽车公司	其他	1.78	7,980,000	7,980,000	
中国工商银行－诺安股票证券投资基金	其他	1.13	5,073,380	0	
高红芳	其他	0.84	3,795,096		
襄阳汽车轴承股份有限公司	其他	0.76	3,420,000	3,420,000	
兴业银行股份有限公司－兴业趋势投资混合型证券投资基金	其他	0.75	3,373,432	0	
全国社保基金一零二组合	其他	0.67	2,999,911	0	
张辉艳	其他	0.63	2,823,536	0	

前十名流通股股东持股情况		
股东名称	持有流通股的数量	股份种类
中国工商银行－南方避险增值基金	12,896,008	人民币普通股
中国工商银行－诺安股票证券投资基金	5,073,380	人民币普通股
高红芳	3,795,096	人民币普通股
兴业银行股份有限公司－兴业趋势投资混合型证券投资基金	3,373,432	人民币普通股
全国社保基金一零二组合	2,999,911	人民币普通股
张辉艳	2,823,536	人民币普通股
全国社保基金一零三组合	2,437,865	人民币普通股
中国建设银行－华富竞争力优选混合型证券投资基金	1,599,911	人民币普通股
广东南方股权托管有限公司	1,040,000	人民币普通股
雷友权	759,300	人民币普通股
上述股东关联关系或一致行动的说明：	未知前 10 名流通股股东之间及前 10 名流通股股东和前 10 名股东之间是否存在关联关系。	

说明：

(1) 湖北新冶钢有限公司、中信泰富（中国）投资有限公司为持有本公司5%以上股份的股东；

(2) 公司前十名股东中，前第一名股东和前第二名股东系同一实际控制人中信泰富有限公司控制的下属公司，属于《上市公司持股变动信息披露管理办法》中规定的一致行动人。

(3) 中信泰富（中国）投资有限公司为外资股股东。

3、公司控股股东及实际控制人情况

⑴ 公司控股股东情况

公司名称：	湖北新冶钢有限公司
法定代表人：	李松兴
注册资本：	24,183 万美元
变更日期：	2004 年 10 月 15 日
企业类型：	中外合资经营
主要经营业务或管理活动：	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

⑵ 公司实际控制人情况

公司名称：	中信泰富有限公司（CITIC Pacific Limited）
成立日期：	1985 年 1 月 8 日
法定股本：	港币 12 亿元
主要经营业务或管理活动：	业务多元化，侧重于发展在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外从事特钢制造、物业投资及发展以及汽车和消费品的批发及分销。

⑶ 公司和控股股东之间的产权和控制关系方框图：


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD
100%
100%
SILVER ASCOT HOLDINGS LTD
宝泰有限公司
100%
100%
YAN LINK COMPANY LIMITED
中信泰富(中国)投资有限公司
95%
湖北新冶钢有限公司
29.95%
28.18%
大冶特殊钢股份有限公司

4、公司其他持股在10%以上的法人股东情况：

公司名称：	中信泰富（中国）投资有限公司
法定代表人：	荣明杰
注册资本：	美元 6,000 万元
成立日期：	2000 年 10 月 27 日
企业类型：	外商独资企业
主要经营业务或管理活动：	1、在国家鼓励和允许外商投资的基础设施、电力、热电、环保、冶金、机电、通讯设备领域进行投资；2、受公司所投资企业的书面委托（经董事会一致通过），向其提供下列服务：（1）协助或代理这些企业从国内外采购该企业自用的机器设备、办公设备和生产所需的原材料、元器件、零部件和在国内外销售其所投资企业生产的产品，并提供售后服务；（2）在外汇管理部门同意和监督下，在其所投资企业之间平衡外汇；（3）协助其所投资企业招聘人员并提供人员、技术和经营管理方面的培训、市场开发及产品研究和开发；（4）协助其所投资企业寻求贷款及提供担保。3、为其所投资企业提供咨询服务（涉及许可经营的凭许可证经营）。

四、董事、监事、高级管理人员和员工情况

（一）现任董事、监事、高级管理人员基本情况

姓 名	性别	职 务	任期起止日期	年 龄	年初持股数	年末持股数
曾重清	男	董事长	2005.1-2006.2	56		
王书林	男	董事	2005.1-2006.2	52		
向 阳	男	董事	2005.1-2006.2	51		
魏胜向	男	董事	2005.1-2006.2	48		
高 斌	男	董事	2005.1-2006.2	44		
汤爱民	男	董事	2005.1-2006.2	37		
汪 浩	男	董事	2005.1-2006.2	31		
吴茂清	男	独立董事	2005.1-2008.1	63		
周志海	男	独立董事	2005.1-2008.1	59		
沈 岩	男	独立董事	2005.1-2008.1	42		
顾友良	男	独立董事	2005.1-2008.1	66		
傅柏树	男	监事会主席	2005.1-2008.1	52	2,736	2,736
熊国权	男	监事	2005.1-2006.2	48		
吴巨波	男	监事	2005.1-2008.1	40		
刘亚平	男	监事	2005.1-2008.1	46		
黄旭光	男	监事	2005.1-2008.1	39		
钱 刚	男	总经理	2005.1-2008.1	39		
王培熹	男	总会计师 董事会秘书	2005.1-2008.1	56		
高国华	男	副总经理	2005.1-2008.1	37		
陈双兵	男	副总经理	2005.1-2006.1	40		
王社教	男	副总经理	2005.1-2008.1	39		

注：鉴于公司控股股东和实际控制人的变更，曾重清先生请求辞去公司董事长、董事职务，王书林先生、向阳先生、魏胜向先生、高斌先生、汤爱民先生、汪浩先生请求辞去公司董事职务，熊国权先生请求辞去公司监事职务，2006年1月24日召开的公司第四届董事会第九次会议、第四届监事会第五次会议分别同意其辞职申请。根据《公司法》、《公司章程》的规定，上述董事的辞职报告在新任董事填补因其辞职产生的缺额后方能生效。公司董事会决定曾重清先生担任董事会临时召集人；鉴于工作变动原因，公司董事会决定陈双兵先生不再担任公司副总经理。经上述董事会、监事会分别提名，2006年2月15日召开的公司2006年第一次临时股东大会选举蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、钱刚先生、文武先生、王培熹先生为公司董

事，选举谢德辉先生为公司监事。公司第四届董事会第十次会议选举蔡星海先生为公司董事长。相关公告刊登在2006年1月25日、2月16日的《中国证券报》上。

董事、监事、高级管理人员在股东单位任职情况：

姓名	任职的股东名称	担任的职务	任职期间
王书林	湖北新冶钢有限公司	董事	2004年11月至今
傅柏树	湖北新冶钢有限公司	副总经理	2004年11月至今
吴巨波	湖北新冶钢有限公司	财务部部长	2004年11月至今

（二）现任董事、监事、高级管理人员的主要工作经历和在除股东单位外的其他单位的任职或兼职情况

曾重清先生，历任大冶钢厂工程公司副经理、基建处副处长、处长、冶钢集团有限公司总经理助理兼工程部部长、董事、副总经理、总经理。现任冶钢集团有限公司董事长。

王书林先生，历任太钢党委政策研究室调研科科长、太原钢城企业公司经理助理兼化工总厂厂长、冶钢集团有限公司总经理助理、董事、总经理、公司董事、副总经理、总经理、董事会召集人。现任黄石市中石机电设备制造安装有限公司董事长。

向阳先生，历任中国纺机集团黄石纺织机械厂副厂长、黄石市苎麻纺织印染总厂厂长、黄石市纺织工业总公司总经理、黄石康赛集团党委书记。现任湖北省黄石市国有资产经营有限公司副董事长。

魏胜向先生，历任北京军区坦克一师营职干部、黄石市经贸委办公室副主任、综合处副处长、企业处（办）处长（主任）。现任湖北省黄石市国有资产经营有限公司副总经理、董事。

高斌先生，历任美尔雅集团公司公关部长、办公室主任、常务副总经理、美尔雅股份公司总经理、董事长、集团公司总裁、党委书记、副董事长。现任湖北省黄石市国有资产经营有限公司副总经理、董事。

汤爱民先生，曾在新华社广东分社、广州市社科院从事新闻、战略咨询工作。现任北京颐和丰业投资有限公司、颐和银丰实业有限公司总经理。

汪浩先生，历任上海元创投资有限公司项目经理、上海凯银投资咨询有限公司高级投资顾问。现任中融国际信托投资有限公司信托二部副总经理。

吴茂清先生，历任本溪钢铁公司技术质量处副处长、本钢（集团）特钢公司总经理、本钢（集团）公司常务副总经理。现任中国特钢企业协会常务副理事长。

周志海先生，历任无锡市钢丝绳厂厂长、无锡市冶金工业局副局长、党委书记、党委书记兼局长。现任无锡政协常委、江苏省冶金企业管理协会副会长、无锡市冶金企业管理协会会长。

沈岩先生，历任无锡市财税局办事员、无锡市公证会计师事务所项目经理、部门经理、副所长。现任江苏公证会计师事务所有限公司副主任会计师。

顾友良先生，历任大冶钢厂一炼钢分厂生产技术厂长、大冶钢厂副厂长、公司董事、副总经理、冶钢集团有限公司副总经理。现任浙江海盐汇友兄弟标准件有限公司顾问。

傅柏树先生，历任大冶钢厂一轧钢厂副厂长、厂长、厂长兼党委书记、公司董事、副总经理、冶钢集团有限公司董事、副总经理、公司党委副书记、纪委书记、工会主席。

吴巨波先生，历任北满特钢筹资科科长、北兴特钢财务部部长。

熊国权先生，历任黄石市财政局科员、工业交通科副科长、科长、冶钢集团有限公司财务总监。现任湖北省黄石市国有资产经营有限公司副总经理、董事。

刘亚平先生，历任大冶钢厂一轧钢厂工会主席、党委副书记、厂长兼党委书记、连轧厂厂长兼党委书记、公司质量检验部副部长、公司工会副主席。

黄旭光先生，历任大冶钢厂二轧钢厂技术科长、副厂长、东方钢铁有限公司轧钢厂副厂长、厂长、公司发展规划部部长。

钱刚先生，历任兴澄钢铁三炼钢分厂专职工程师、生产技术厂长、三炼钢分厂厂长、兴澄特钢总经理助理兼特炼分厂厂长、副总工程师、中国电炉炼钢学术委员会委员、《特殊钢》杂志编委。

王培熹先生，历任上海第一钢铁（集团）有限公司二炼钢分厂副厂长、财务处副处长、处长、副总会计师、上海总会计师研究协会会员。

高国华先生，历任公司装备运行部副部长、部长、生产装备部部长、冶钢集团有限公司总经理助理兼计算机中心主任。

陈双兵先生，历任太原钢铁集团公司第三炼钢厂技术科科长、太钢集团东方钢铁有限公司副总工程师兼技术质量部部长、公司总经理助理兼四炼钢厂厂长。

王社教先生，历任公司二轧钢厂副厂长、厂长、冶钢集团有限公司副总经理、公司技术质量部部长、连轧厂厂长、副总工程师。

（三）董事、监事、高级管理人员年度报酬情况

公司依据岗效工资分配制度和经济责任制考核办法，拟定董事、监事、高级管理人员的报酬。董事、监事的报酬由董事会提出提案后经股东大会审议通过，高级管理人员的报酬由董事会审议通过。

公司董事、监事、高级管理人员在报告期内从公司获得的报酬分别是：

单位：人民币元

姓 名	职 务	2005年报酬总额	津 贴	是否在公司领薪
曾重清	董事长			否
王书林	董事			否
向 阳	董事			否
魏胜向	董事			否
高 斌	董事			否
汤爱民	董事			否
汪 浩	董事			否
吴茂清	独立董事		50,000	否
顾友良	独立董事		50,000	否
周志海	独立董事		50,000	否
沈 岩	独立董事		50,000	否
傅柏树	监事会主席			否
熊国权	监事			否
吴巨波	监事			否
刘亚平	监事	43,316		是
黄旭光	监事	48,542		是
钱 刚	总经理	115,824		是
王培熹	总会计师、董事会秘书	94,572		是
高国华	副总经理	78,180		是
王社教	副总经理	75,571		是
陈双兵	副总经理	30,354		是
合计	686,359			

公司董事长曾重清先生，董事王书林先生、向阳先生、魏胜向先生、高斌先生、汤爱民先生、汪浩先生、监事会主席傅柏树先生、监事吴巨波先生、熊国权先生未在本公司领取报酬，分别在冶钢集团有限公司、黄石市中石机电设备制造安装有限公司、黄石市国有资产经营有限公司、北京颐和丰业投资有限公司、中融国际信托投资有限公司、湖北新冶钢有限公司领取报酬。

（四）董事、监事、高级管理人员离任的情况及原因

1、董事、监事被选举或离任情况：

2005 年 1 月 5 日，公司召开 2005 年第一次临时股东大会，进行董事会、监事会的换届选举，以累积投票方式选举曾重清先生、王书林先生、向阳先生、魏胜向先生、高斌先生、汤爱民先生、汪浩先生为公司第四届董事会董事，选举吴茂清先生、周志海先生、沈岩先生、顾友良先生为公司第四届董事会独立董事，由上述人员组成公司第四届董事会；选举傅柏树先生、熊国权先生、吴巨波先生为公司第四届监事会监事，与公司职工代表大会联席会议推选出的职工代表担任的监事刘亚平先生、黄旭光先生组成公司第四届监事会。同日，公司第四届董事会第一次会议选举曾重清先生为公司第四届董事会董事长；公司第四届监事会第一次会议选举傅柏树先生为公司第四届监事会主席。

2、高级管理人员聘任、解聘情况：

2005年1月5日，公司召开第四届董事会第一次会议，聘任公司高级管理人员。根据董事长提名，董事会决定聘任钱刚先生为公司总经理，决定聘任王培熹先生为公司董事会秘书；根据总经理提名，董事会决定聘任王培熹先生为公司总会计师，决定聘任高国华先生、陈双兵先生、王社教先生为公司副总经理。

（五）公司员工情况

1、截止2005年12月31日，公司员工3,183人，其中：生产人员2,732人；销售人员66人；技术人员193人；财务人员24人；行政人员168人。

2、在岗员工中，大专以上文化程度的有665人，占20.89%，高中文化程度的有1,576人，占49.51%，高中以下的有942人，占29.59%。

3、公司无需承担费用的离退休职工。

五、公司治理结构

（一）公司治理情况

公司严格按照《公司法》、《证券法》、《上市公司治理准则》和《股票上市规则》及其他有关法律法规的要求，不断完善法人治理结构。根据中国证监会《关于督促上市公司修改公司章程的通知》及相关法律法规的要求，修改了《公司章程》、《公司股东大会议事规则》，重新制订了《公司董事会议事规则》、《公司监事会议事规则》，在实践中落实，不断提高公司的治理水平，使公司实际治理状况符合中国证监会有关文件的要求。

1、关于股东与股东大会：公司严格按照《上市公司股东大会规范意见》、《关于加强社会公众股股东权益保护的若干规定》、《公司章程》、《公司股东大会议事规则》的规定，规范股东大会的召集、召开、会议提案和表决程序，确保股东享有平等地位和规定的合法权益，会议作出的决议合法、有效。

2、关于控股股东与上市公司的关系：公司与控股股东在人员、资产、财务上严格分开，机构和业务独立。公司的重大决策由股东大会、董事会依法作出，控股股东支持公司依法运作，没有超越股东大会直接或间接干预公司的决策和经营活动。

3、关于董事和董事会：公司严格按照《公司章程》的规定，提名董事候选人，采用累积投票制选举董事；董事会的人员构成符合法律法规要求；现有董事11名，其中独立董事4名；董事会会议严格按规定的程序进行，会议的通知、议案、审议程序符合法律、法规和公司章程的规定，董事能以积极的态度出席董事会和股东大会，履行职责，对公司和股东负责。

4、关于监事和监事会：公司监事会的人员构成符合法律法规的要求，共有5名监事，其中，有2名职工代表出任的监事；公司的监事列席了本年度的董事会和股东大会，按规定的程序召开监事会议，审议了应提交监事会决定的事项，对公司依法运作情况、财务情况、关联交易的公平性、会计师事务所出具的审计报告的客观真实性等事项发表了意见，对公司的董事、经理和其他高级管理人员履行职责的合法合规性进行监督，维护公司和股东的合法权益。

5、关于绩效评价与激励约束机制：公司积极推行绩效工资和目标责任制考核，进行激励和约束,并正在进一步建立董事、监事和经理人员的绩效评价标准与激励约束机制。

6、关于相关利益者：公司与债权人坚持共赢的原则，能够充分尊重和维护银行及其他债权人、职工、消费者等其他相关利益者的合法权益，重视与相关利益者的积极合作，在控制风险的同时，实现各自利益的最大化。

7、关于信息披露与透明度：公司按照法律、法规和《公司章程》的规定，严格执行了信息披露制度，及时、真实、准确、完整地披露有关信息，保持公司与股东的沟通，确保所有股东平等获取公司信息。

（二）公司独立董事履行职责的情况

1、独立董事出席董事会会议情况

独立董事姓名	本年应到董事会次数	亲自出席（次）	委托出席（次）	缺席（次）
吴茂清	8	7	1	—
顾友良	8	8	—	—
周志海	8	6	2	—
沈　岩	8	8	—	—

2、独立董事没有对公司有关事项提出异议。

报告期内，四名独立董事能够按照中国证监会《关于在上市公司建立独立董事制度的指导意见》、《关于加强社会公众股股东权益保护的若干规定》、《股票上市规则》的要求，调查了解公司情况，出席董事会会议，审议各项议案，按规定发表独立意见，积极履行职责，维护公司和股东的利益，支持公司发展。

（三）公司与控股股东做到业务分开、人员独立、资产完整、机构独立、财务独立的情况

1、业务方面：公司具有独立、完整的业务系统和自主经营能力，不受控股股东的制约；对于存在的关联交易，按照市场化原则运作，交易公开，价格合理，在董事会、股东大会表决时，执行关联董事、股东回避制度。

2、人员方面：公司控股股东、实际控制人的代表通过法定程序进入公司董事会，公司总经理、副总经理、总会计师等高级管理人员均未在控股公司任职，均在公司中领取报酬，公司的劳动、人事及工资管理独立。

3、资产方面：公司的资产独立完整，产权清晰，拥有独立的销、供、产系统及辅助系统、配套设施，拥有专利技术和专有技术。

4、机构方面：公司拥有独立的组织架构，机构完整，公司董事会、监事会、经理层及其他机构独立运作，效率较高。

5、财务方面：公司设有独立的财务部门，建立独立的会计核算体系，制订了财务、会计制度，独立核算，独立在银行开户，独立按章纳税。

（四）公司对高级管理人员的考评及激励机制

公司对高级管理人员按照岗位职责明确分工，建立并执行以岗位职责为基础的目标责任制和绩效工资制，依据董事会下达的各项年度经营指标完成情况，结合对高级管理人员的综合考核，对工作业绩显著者，适时予以奖励。

六、股东大会情况简介

公司本年度召开了四次股东大会，即2005年第一次临时股东大会、2005年第二次临时股东大会、2004年年度股东大会、2005年第三次临时股东大会。

1、公司2005年第一次临时股东大会于2005年1月5日上午8时在公司二会议室召开，本次股东大会决议公告刊登在2005年1月6日的《中国证券报》上。

2、公司2005年第二次临时股东大会于2005年3月8日上午9时在公司二会议室召开，本次股东大会决议公告刊登在2005年3月9日的《中国证券报》上。

3、公司2004年年度股东大会于2005年6月8日上午9时在公司二会议室召开，本次股东大会决议公告刊登在2005年6月9日的《中国证券报》上。

4、公司2005年第三次临时股东大会于2005年12月30日上午9时在公司二会议室召开，本次股东大会决议公告刊登在2005年12月31日的《中国证券报》上。

七、董事会报告

（一）报告期内经营情况讨论和分析

1、报告期内公司经营情况的回顾

2005年度，我国钢铁行业面临产品供大于求和原材料资源紧张的双重压力，导致钢材市场价格持续下跌、原材料价格不断上涨的局面。公司在实质控制人发生变化的过程中，通过强化管理、调整产品结构、改革工艺路线等一系列措施，充分地消化了市场的不利因素，保证了全年生产经营的稳定、高效运行，实现了“跳跃式”的增长，企业的面貌发生了根本性转变，综合竞争力明显增强，主要表现在以下几个方面：

（1）主要经济技术指标显著增长

- 生产特殊钢 105.07 万吨、特殊钢材107.43万吨，同比增长7.12%和14.04%；
- 全年实现主营业务收入44.46亿元，同比增长16.69%；
- 公司以降本降耗为管理重点，生产工艺成本较2004年下降9,515万元；
- 实现利润总额、净利润均为8,037万元，同比增长197.56%。

（2）产品结构调整初见成效

- 以铁路、精密制造、电站锅炉、石油等行业为核心，增加铁路高级轴承钢、新型高级齿轮钢、电站锅炉用钢、石油用钢、火车用高性能弹簧圆钢的产量，全年高效产品产量同比增长53%；
- 大力开发军工钢、高压锅炉管坯钢、油井管坯钢等新产品，89个品种的产量共计15.39万吨，同比增长290%；
- 加强自主产权产品的研发。其中处于行业领先地位的特大规格高端热轧棒材、“替代进口”用高级轴承钢大盘卷材、“国内首创”的高精度与特级精度连轧棒材、为“神舟六号”专门研发的高温合金钢和为“神舟七号”专门研发的专用钢材等产品受到市场和用户的广泛好评。

（3）销售策略发生改变

- 重点向最佳销售半径、经济发达地区和资金流动性强的地区倾斜，市场占有率显著提高；
- 行业向铁路、军工、机械、船舶、航天、航海、航空、石化等技术要求高的尖端用户倾斜，提供高附加值产品，如高档次轴承钢、齿轮钢同比增长23%、13%，军工、高合金材同比增长3%；
- 加大直销力度，直销比增长了37个百分点；
- 扩大国际市场销售，出口钢材7.9万吨，同比增长197.76%；
- 基本实现“以销定产”。根据合同要求，组织集约化生产，保证生产经营的高效、良性运转。

（4）技术改造和工艺路线调整成果显著

- 以填平补齐、配套完善为重点，选择成长性好、见效快、符合环保要求的项目开展技术改造，全年实施技术改造项目总投资10,883万元，其中，重点项目如2#高炉除尘配套设备工程、锻钢5T电液锤改造工程、850轧机配套工程、四炼钢RH精炼炉工程等，相继投产，为完善工艺、提高质量、改善环保创造了条件，当年新增效益1,164万元。

（5）科研能力进一步加强

- 公司获得湖北省高新技术企业称号；
- 高合金钢等7种产品被认定为高新技术产品；
- 高碳铬轴承钢等三项产品荣获国家冶金产品实物质量金杯奖；
- 弹簧扁钢、船舶用钢等五项产品荣获中国质协、英国劳氏船级社等第三方权威机构的认证；
- 发明专利《无孔型轧制圆钢或扁钢的轧机组布置方法》获技术发明奖；
- 成功申报并在执行的各类科研项目获国家专项资金440万元。

（6）财务状况明显改善

- 公司资产结构进一步优化，资产负债率较2004年下降8.92个百分点；
- 应收帐款、应付帐款、应付票据同比分别下降69.45％、5.39％和57.06％；

- 经营活动产生的现金流量净额为19,370万元，较上年现金流量净额-34,363万元有明显改善；
- 通过加强预算控制，落实经济责任，期间费用下降4,195万元。

2、公司主营业务及其经营状况

公司所属行业为特种钢铁行业，主营业务范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。报告期内，公司经营业务高度集中，全部收入均来自特殊钢的生产和销售。报告期内，公司的主营业务未发生重大变化。

（1）主营业务收入、主营业务利润的构成情况

- 报告期内，公司实现主营业务收入44.46亿元，较2004年度主营业务收入38.10亿元增加6.36亿元，同比增长16.69%。收入的增长主要得益于品种结构的及时调整，增加生产市场适销的产品。

  总销售量106.50万吨，同比增长13.39%。其中，主要品种销售量为：轴承钢完成11.75万吨，同比增长1.38%；高压锅炉管钢完成13.8万吨，同比增长10倍；市场紧缺的大规格钢材完成20万吨，同比增长195.4%；89种新产品完成15.39万吨，同比增长290%，实现销售收入7.88亿元，同比增长410%，占全年实现销售收入的17.7%。而部分产能过剩或附加值低的产品则进行了减产或停产。
- 报告期内，公司实现净利润8,037万元，较2004年同比增长近200%。影响公司净利润的主要因素包括：主营业务收入的增加和期间费用的降低。

  受原辅材料涨价因素的影响，公司全年生产成本增加了1.12亿元，但是公司通过优化工艺路线、提高操作技术水平、狠抓降本挖潜和严控各项费用支出等措施，主要物料消耗指标都有不同程度的下降，节约成本近1亿元，同比下降2.41%。

  期间费用降低4,196万元，同比下降22.02%，确保公司在激烈的市场竞争中取得了较好业绩。

2005年公司主营业务按行业分布情况：

单位：人民币元

行业	主营业务收入	同比增减（%）	主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
船舶行业	3,551,705	57.42	3,375,304	51.47	4.43	3.56
钢压延加工业	1,452,592,433	-6.77	1,344,658,213	0.30	6.89	-6.70
工具制造业	208,910,173	12.43	193,536,441	-0.31	6.82	- 11.66
锅炉行业	517,120,891	496.99	473,896,824	468.25	7.82	4.46
航空航天	40,825,444	-5.41	33,481,030	-12.80	17.45	6.77
汽车制造业	1,462,406,248	6.26	1,440,188,842	4.51	0.98	1.47
石油行业	208,494,605	2,173.11	189,572,577	2,001.11	8.54	7.27
铁路行业	89,855,432	12.10	74,537,230	4.65	16.51	5.73
轴承行业	462,482,464	-1.30	445,345,371	-0.07	3.17	-1.36

2005年公司主营业务按产品分布情况：

单位：人民币元

品　种	主营业务收入	同比增减（%）	主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
碳结碳工钢	1,263,315,110	3.68	1,147,408,142	3.55	8.64	0.08
弹簧轴承钢	1,038,070,019	3.55	1,011,745,990	6.34	2.00	-2.81
合结合工钢	1,911,271,045	40.81	1,828,482,207	42.56	3.79	-1.41
冲模不锈	212,665,438	32.08	192,982,660	21.79	8.72	7.21
特殊合金管坯	20,917,783	-70.43	17,972,833	-71.05	13.54	1.98

2005年公司主营业务按地区分布情况：

单位：人民币元

地　区	主营业务收入	同比增减（%）	主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
华北	313,279,562	28.37	298,158,915	26.92	4.29	0.91
东北	117,373,269	-20.59	112,169,883	-20.93	3.89	0.24
华东	1,340,880,464	66.63	1,275,691,993	65.29	4.32	0.59
中南	2,509,655,781	-1.58	2,354,911,263	0.12	5.63	-1.77
西北	17,189,568	76.41	16,460,516	73.42	3.70	1.47
西南	147,860,751	174.24	141,199,262	168.74	3.97	1.78

（2）报告期内主要供应商、客户情况：

公司向前5名供应商合计采购金额占年度采购总额的比例是28.08 %；

公司向前5名客户销售额合计占公司销售总额的比例是34.35%。

3、公司资产构成及变动情况：

项目	2005年		2004年	
	金额（元）	比例（%）	金额（元）	比例（%）
总资产	3,173,131,050		4,062,769,929	
应收帐款	78,232,851	2.47	256,105,227	6.30
存货	712,235,113	22.45	852,548,178	20.98
长期股权投资	0	0.00	0	0.00
固定资产净值	1,533,690,729	48.33	1,637,649,240	40.31
在建工程	129,678,816	4.09	28,893,895	0.71
短期借款及一年内到期长期借款	555,855,455	17.52	1,104,799,511	27.19
长期借款	400,000,000	12.61	409,991,250	10.09

变动原因:

（1）报告期内应收账款比上年减少 1.78 亿元，主要原因是公司在销售产品时坚持“款到发货、银货两清”的营销政策，没有拖欠货款情况的发生。同时，公司加大了对以前欠款的清欠力度。

（2）报告期内存货比上年减少 1.4 亿元，主要原因是公司坚持“以销定产”的经营方针，严格控制在产品、半成品、产成品以及各类物资的库存量。同时加大对积压库存物资中在产品的利用，产成品的促销以及闲置无用物资的清理处置，大幅减少存货资金占用。其中，在产品减少 6,869 万元，占存货减少总额的 48.96%；产成品减少 2,369 万元，占存货减少总额的 16.88%。

（3）报告期内完成技术改造10,883万元，实际支出10,078万元。公司根据市场需求和环境保护的要求，以提升产品档次、提高产品质量为目的，加大对技术改造的投入力度，包括新增热处理银亮钢工程、炼钢RH精炼炉工程等项目。

（4）报告期内银行借款比2004年度减少55,894万元。公司在满足生产经营需要的前提下，尽量减少银行借款以降低财务费用，同时在确保生产和发展的基础上，确定长短期银行借款的适度比例。

4、公司营业费用、管理费用、财务费用、所得税情况

项目	2005年	2004年	增减率（%）
营业费用	29,427,495	27,602,847	6.61
管理费用	61,340,921	80,710,214	-24.00
财务费用	57,818,253	82,230,190	-29.69
所得税	-	-	

变动原因：

（1）报告期内营业费用较上年增加182万元，主要原因是产品销量增加；

（2）报告期内管理费用较上年减少1,937万元，主要原因是公司采用严格的预算审批制度，有效地控制了各项费用；

（3）报告期内财务费用较上年减少2,441万元，主要原因是银行借款额下降导致银行借款利息减少，同时控制银行贴现利息支出也减少了部分财务费用；

（4）报告期内因弥补以前年度亏损，没有应纳所得税。

5、报告期内公司现金流量相关数据情况：

单位：人民币元

项目	2005年	2004年	增减额
经营活动产生的现金流量	193,702,590	(343,634,395)	537,336,985
投资活动产生的现金流量	177,890,873	(347,268,472)	525,159,345
筹资活动产生的现金流量	(422,082,186)	536,186,733	(958,268,919)

变动原因：

报告期内公司资金状况明显改善，主要原因是公司采取了更为有效的营销政策，全年销售货款回笼率达到108.60%。资金收支安排过程中，通过加强预算管理、严格审批程序等措施，切实做到“量入为出、灵活调度、合理安排”；筹资活动中，在满足企业生产经营需要的前提下，偿还了部分银行借款。

6、主要控股公司及其参股公司的情况：

广州大冶特钢新产品有限公司是本公司的全资子公司，其业务性质为商业企业，主要经营范围是钢材销售，注册资本2,050,000元。该公司已实际停止经营，本公司已对其全额计提减值准备。

（二）对公司未来发展的展望

1、公司所处行业的发展趋势及公司面临的市场竞争格局

2006年钢铁行业继续面临原材料高价格和产品价格下跌的严峻形势，一方面产品结构性供大于求的局面已经形成，新增产能将继续释放，普钢行业正在寻求转向生产中低端特钢产品，竞争将进一步加剧；另一方面，国家经济还出于重工业加快发展的工业化中期阶段，需求量还会有较大的增长。根据测算，GDP每增长1个百分点，钢铁产量将增长3～4个百分点。对于中高端特钢产品来说，钢铁产业政策明确指出，要扶持特钢企业发展中高端品种和重点品种。欧、美、日等发达国家的经济发展证明，普钢需求量达到饱和之后，特钢需求将大幅上升。目前，我国特钢产品仅占钢铁总量的8～10%，而欧、美、日特钢比例分别达到18%、20%、25%，且这一比例已经长达近20年之久，这说明我国必须加快发展特钢产品，实现钢铁强国的目标； “十一五”纲要提出了重点发展铁路行业，提高军队和国防建设及中西部地区的战略。

2、公司未来发展的机遇和挑战

行业的发展趋势和市场竞争格局对于具备各种冶炼、轧材的先进装备生产线，产品已率先进入铁路、发电行业，地处华中，紧临长江黄金水道，承东连西，九省通衢的大冶特钢来说，无疑带来了新的机遇：

- 随着国家工业化、城镇化、振兴制造业和全面建设小康社会速度的加快，特钢行业的需求在未来数年能够保持10-15%的增长速度；
- “十一五”纲要中明确提出了重点发展铁路行业及中西部地区的战略，其中铁路、船舶、石化、航天、军工、机械等行业的发展需要高品质特钢产品；
- 国家的钢铁产业政策支持和鼓励发展特钢行业，并将给予配套的政策支持；
- 国家正在实施的“中部崛起”战略，对特殊钢材的需求量将大幅度增加，公司处于中部崛起的发展要地，市场占有率较高；

- 公司拥有国家级技术中心，研发实力雄厚，自主研发生产的“神舟七号”关键用材、铁路提速用轴承钢和弹簧钢、锅炉及压力容器用钢等产品，填补了国内空白。

公司在拥有上述发展优势的同时也面临着挑战：

- 目前，钢铁产品市场供大于求的局面已经形成，部分普钢生产企业正在逐步转向生产中低端特钢产品，加剧了该细分市场的竞争。公司需要加强研发力度、开发中高端产品，挖掘潜在市场，加大出口份额；
- 钢铁产能的释放加剧了废钢等资源和能源的需求，原材料市场竞争日趋激烈，公司需要进一步加强管理、降低生产成本、建立长期的原材料供应商合作伙伴，在市场竞争中不断培育企业的竞争优势；
- 特钢产品结构性的竞争日趋激烈，公司急需加快产品结构的优化，特别是提升高端产品的市场份额，现有的设备和工艺技术还需进一步提升和完善，以保证公司在高端产品市场的核心竞争力。

新的一年，公司将站在一个新的起点上，追求“更精、更优、更好”的发展目标。

3、2006年度经营计划和措施

2006年，我们将坚持科学发展观，继续走“品种、质量、效益”型的发展道路，以自主创新为动力，研发高、新产品，稳定提高质量，努力降本降耗，拓宽国内、国际市场，培养创新型人才，显著提高经济效益，促进公司“健康、稳定、快速”发展。

公司2006年度的生产经营目标是：钢110万吨，钢材110万吨，钢材销售量110万吨，实现销售收入48亿元。

为实现上述目标，公司拟采取如下措施：

（1）瞄准铁路、军工、机械、船舶、航天、石化、汽车等高端用钢行业，增加高技术含量、高附加值产品的份额，其中：铁路用高级轴承钢、新型高级齿轮钢、电站锅炉和石油用钢产量计划同比分别增长50%、30%和18%；新产品的产量计划同比增长16%；高合金钢、军工钢、易切削钢、非调质钢、电渣钢、特大规格棒材的产量和质量将大幅度提升。

（2）实施“立足湖北、挺进中原、渗透华东、辐射全国、加大出口”的市场策略。通过寻求战略伙伴、扩大直供销售、扩大个性化和差异化品种销售、积极发掘并扩大对成长性行业的销售、加大高效品种的市场开发等方式，实现产销率100%，其中出口材所占比例同比增长20%以上。

（3）以冶炼系统为重点，深入开展降本降耗攻关竞赛；以采购为源头，加强全过程的成本控制，不断降低采购、生产成本和管理费用；提高水资源、二次能源的利用率，最终实现成本降低2%的目标。

（4）以产品开发、工艺改进、设备配套为重心，继续完成去年结转和今年新开工的配套技术改造项目，进一步完善高标准的高洁净钢、特种冶炼、大规格棒材等生产线，提高生产线的自动化、高效化、专业化的水平，达到“调整结构、提高质量、降低消耗、改善环境”的目标。

（5）积极推行现代企业管理模式，坚持以人为本，培养创新型人才，优化组织结构，优化管理流程，强化全员培训，构建“基于岗位、体现能力、激励业绩”的薪酬体系，逐步建立具有公司特色的管理体系和管理制度。

4、公司实现经营计划的资金需求、使用计划及资金来源

2006年，现有的财务结构能够满足本公司正常生产经营的资金需求。

本公司计划投入自有资金1亿元，用于公司的技术改造。

5、公司面临的风险因素及对策

（1）产品结构和价格波动的风险：钢铁产能的快速增长导致市场供求关系发生变化，品种结构的矛盾日益突出；同时，钢材消费的正常回落与产能增长将影响钢材价格的变化。

对策：

- 调整品种结构，加大高附加值产品和新产品的开发力度，扩大冲模钢、军工钢、高压锅炉管坯钢等高效产品的产量，适应市场的需求；
- 对炼钢、轧钢生产线及配套设施进行改造，提高生产集约化和产品专业化的水平；
- 积极调整营销策略，提高直销比例，开拓潜在市场，增加产品出口。

（2）原料紧张和高价格的风险：钢铁产能的急剧增长，导致上游原料资源的紧张和高价位，可能造成生产成本上升。

对策：

- 按照经营目标的要求，建立挖潜降本指标体系，减少原材料高价格的影响；
- 调整供应策略，与供应商建立战略合作伙伴，减少中间环节；
- 根据原材料市场行情变化，控制合理库存。

（三）报告期内公司投资情况

1、报告期内，公司无新的募集资金投资项目。

2、报告期内的非募集资金投资情况：

报告期内，公司用自有资金，完成技术改造投资10,883万元。投资金额较大的项目如下：

（1）新建2号高炉除尘配套设备工程：计划投资2,000万元，报告期完成投资1,651万元。该项目于2004年12月开工，除尘系统已投入试运行，经环保部门检测达到国家标准，预计2006年2月全部完工。

（2）新建银亮钢生产线工程：经调整计划投资为3,500万元，报告期内完成投资2,500万元。该项目于2005年6月开工，土建工程基本完工，设备已大部分到货，正在安装，预计2006年3月完工。

（3）四炼钢厂产品结构调整和技术改造工程：计划投资2,280万元，报告期完成投资1,290万元。该项目于2005年9月开工，VD炉改造、炉后增加合金配料和加料系统、红送铁水东进、废钢料场改造等已投产运行，配料间延长、风动送样工程正在实施，预计2006年4月完工。该项目主要是改善四炼钢产品质量，提高铁水的热装效率。

（4）锻钢5T电液锤改造工程：计划投资420万元，报告期内完成投资182万元。该项目分期实施，一期工程于2005年5月开工，8月完工，已投入试运行。二期工程正在做设备定货等前期工作，预计2006年底全部完工。该项目的建成投产将降低锻锤生产成本，当年获利63.18万元。

（5）一轧850配套工程：计划投资752万元，报告期内完成投资530万元。项目于2005年1月开工，在线测径仪、新增缓冷坑工程正在施工，预计2006年3月全部完工。该项目的建成投产将进一步提高产品质量，当年获利341.39万元。

（6）四炼钢RH精炼炉工程：计划投资4,100万元，报告期完成投资1,352万元，累计完成投资4,690万元。该项目于2003年12月开工，2005年9月完工。该项目的建成投产将提高高附加值产品的产量，当年获利759.1万元。

（四）公司董事会日常工作情况

1、报告期内董事会的会议情况

（1）2005年 1 月 5 日，公司第四届董事会第一次会议在公司会议室召开，本次会议决议公告刊登在2005年1月7日的《中国证券报》上；

（2）2005年1月25日，公司第四届董事会第二次会议以通讯方式召开，本次会议决议公告刊登在2005年1月27日的《中国证券报》上；

（3）2005年1月28日，公司第四届董事会第三次会议以通讯方式召开，本次会议决议公告刊登在2005年1月29日的《中国证券报》上；

（4）2005年4月20日，公司第四届董事会第四次会议审议通过了《大冶特殊钢股份有限公司关于2003年、2002年及以前年度重大会计差错更正的提示性公告》，该公告刊登在2005年4月21日的《中国证券报》上；

（5）2005年4月28日，公司第四届董事会第五次会议在公司会议室召开，本次会议决议公告刊登在2005年4月30日的《中国证券报》上；

（6） 2005年8月16日，公司第四届董事会第六次会议在公司会议室召开，本次会议决议公告刊登在2005年8月18日的《中国证券报》上；

（7）2005年10月24日，公司第四届董事会第七次会议以通讯方式召开，本次会议决议公告刊登在2005年10月26日的《中国证券报》上；

（8）2005年11月29日，公司第四届董事会第八次会议以通讯方式召开，本次会议决议公告刊登在2005年11月30日的《中国证券报》上。

2、董事会对股东大会决议的执行情况：

公司董事会依法执行了股东大会的各项决议，完成了股东大会授权办理的各项事宜。

（五）本次利润分配预案或资本公积金转增股本预案

经普华永道中天会计师事务所有限公司审计，公司2005年度实现净利润80,367,507元。根据《公司章程》的规定，弥补以前年度亏损59,266,726元后可供分配利润为21,100,781元，提取10%法定公积金2,110,078元，提取10%法定公益金2,110,078元后，本年度可供股东分配利润16,880,625元。

为了进一步调整产品结构，适应钢铁市场的发展需求，公司将进一步完善工艺路线的配套技术改造。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

公司独立董事认为：鉴于上述情况，公司董事会作出的2005年度不进行现金利润分配是符合公司实际状况的。

（六）其他事项：公司选定信息披露的报纸是《中国证券报》。

八、监事会报告

（一）报告期内监事会会议情况

报告期内，公司监事会共召开了四次会议：

1、2005年1月5日，公司召开了第四届监事会第一次会议，选举产生了公司监事会主席。

本次会议决议公告刊登在2005年1月7日的《中国证券报》上。

2、2005 年 4 月 28 日，公司召开了第四届监事会第二次会议，审议通过了《公司 2004 年度监事会工作报告》、《公司 2004 年年度报告及其摘要》、《公司 2004 年度财务决算报告》、《公司 2004 年度利润分配预案》、《关于修改公司章程的议案》、《关于修改公司股东大会议事规则的议案》、《公司监事会议事规则》、《关于续聘会计师事务所的议案》、《关于支付会计师事务所审计费用的议案》、《公司与冶钢集团有限公司 2005 年度日常关联交易预计的议案》、《公司与湖北新冶钢有限公司 2005 年度日常关联交易预计的议案》；《关于计提资产减值准备的议案》、《关于

2004年年度报告对以前年度重大会计差错更正及追溯调整的议案》、《关于核销资产损失的议案》、《公司2005年第一季度报告》。

本次会议决议公告刊登在2005年4月30日的《中国证券报》上。

3、2005年8月16日，公司召开了第四届监事会第三次会议，审议通过了《关于公司2004年半年度报告有关数据更正的议案》、《公司2005年半年度报告及其摘要》。

本次会议决议公告刊登在2005年8月18日的《中国证券报》上。

4、2005年10月24日，公司召开了第四届监事会第四次会议，审议通过了《关于更正公司2004年第三季度报告利润表有关数据的议案》、《公司2005年第三季度报告》。

本次会议决议公告刊登在2005年10月26日《中国证券报》上。

（二）公司依法运作情况

2005年，公司严格执行《公司法》、《证券法》及相关法律、法规和《公司章程》，公司的决策程序合法，内控制度进一步健全，依法经营和规范运作，公司董事、经理执行公司职务时无违法、违规和《公司章程》、损害公司利益的行为。

（三）检查公司财务的情况

监事会认为：普华永道中天会计师事务所有限公司出具的公司2005年度的标准无保留意见的审计报告，真实地反映了公司的财务状况和经营成果。

（四）本年度公司没有新的募集资金，1998年度配股募集资金实际投入项目和承诺投入项目一致，均严格按照股东大会决议和配股说明书执行，没有发生变更的情况。

（五）报告期内，公司没有发生收购、出售资产交易情况。

（六）关联交易情况

报告期内，公司发生的关联交易均按照双方签定的关联交易协议执行，交易是公平的，没有损害公司及股东的利益（详见第九部分“重大关联交易事项”）。

九、重要事项

（一）本年度公司无重大诉讼、仲裁事项。

（二）本年度公司无收购及出售资产、吸收合并事项。

（三）重大关联交易事项

1、购销商品、提供劳务发生的关联交易

⑴ 关联方简介

湖北新冶钢有限公司（请详见第三部分“公司控股股东情况”）

江阴兴澄特种钢铁有限公司：与本公司受同一实际控制人控制；注册资本：11,594.71万美元，主要经营范围为生产、加工、销售黑色、有色金属材料及其辅助材料。

江阴泰富兴澄特种材料有限公司：与本公司受同一实际控制人控制；注册资本为1,000万美元，主要经营范围是生产和销售热装铁水及其制品。

冶钢集团有限公司：其他关联方；注册资本：62,412万元；主要经营业务或管理活动：钢铁冶炼；钢材轧制；金属压延加工；金属制品制造；机械及仪表电器制造和修理等。

冶钢集团进出口公司：其他关联方附属企业；注册资本8,000万元，经营范围：经营钢坯、钢材、钢丝、合金耐火材料及制品、金属铸件等的出口业务；进口本集团公司生产、建设、环保和科研所需原辅材料、机电设备等。

⑵ 关联交易主要内容

①截止2005年12月31日，公司与湖北新冶钢有限公司的关联交易额为168,554.87万元。其中，公司向湖北新冶钢有限公司采购货物60,048.95万元，销售货物102,985.03万元，提供劳务5,197.83万元，接受劳务323.06万元。

②截止2005年12月31日，公司与江阴兴澄特种钢铁有限公司的关联交易额为276.21万元。其中，公司向江阴兴澄特种钢铁有限公司销售货物276.21万元。

③截止2005年12月31日，公司与江阴泰富兴澄特种材料有限公司的关联交易额为2,415.03万元。其中，公司向江阴泰富兴澄特种材料有限公司采购货物2,415.03万元。

④截止2005年12月31日，公司与冶钢集团有限公司的关联交易额为11,061.61万元，其中：公司向冶钢集团有限公司采购货物3,879.28万元，销售货物4,647.04万元，提供劳务50.71万元，接受劳务2,484.58万元。

⑤截止到2005年12月31日，公司与冶钢集团进出口公司的关联交易额为8,045.43万元。其中，公司向冶钢集团进出口公司采购货物7,997.58万元，销售货物47.85万元。

⑶ 上述关联交易的定价原则

关联交易价格按下列原则确立：有国家物价部门定价的，按国家定价；没有国家定价的，以市场价格为标准；没有市场价格参考时，以实际成本加成一定比例商定协议价格，加成比例不高于成本的20%。

⑷关联交易的必要性和持续性

上述关联交易事项，保证了本公司生产工艺的合理衔接和生产经营的顺利进行，对提高公司的效率和效益具有较大的影响，促进了公司的持续稳定发展。选择与上述关联方进行交易，在于多年来与对手形成了稳定的合作关系，促进了各公司的持续发展。该关联交易不构成对公司独立性的影响。

2、公司与关联方债权债务往来及担保事项

⑴ 公司与关联方债权债务往来资金占用情况及形成的原因：

截至2005年12月31日止，大股东及其关联企业资金占用余额为46,069万元，扣除无法收回的款项（已全额计提的坏账准备）后的余额为24,442万元（详见注册会计师对公司控股股东及其关联方占用资金情况的专项说明）。其中：

① 其他关联方冶钢集团有限公司占用资金2,353万元，主要是本公司代冶钢集团有限公司偿还债务以及代其支付的电费所致。

② 其他关联方冶钢集团下属的冶钢集团进出口公司占用资金22,089万元，主要是本公司委托冶钢集团进出口公司进口备件及工程设备的预付货款尚未结算的款项。

③ 其他关联方冶钢集团下属的各单位因资不抵债、账龄超过五年等原因无法偿还的占用资金共计21,627万元，本公司已全额计提了坏账准备。

⑵ 对大股东及其关联方占用资金，将于2006年内清偿完，其中：

① 其他关联方冶钢集团有限公司将于2006年12月前，用转让170钢管公司、无缝钢管公司资产的余款来清偿完其占用的资金。

② 其他关联方冶钢集团下属的冶钢集团进出口公司将于2006年12月前，用可回收的资金来清偿完其占用的资金。

⑶ 公司与关联方担保事项：

本公司没有对外担保事项，但第一大股东与其他关联方冶钢集团分别为本公司长短期借款提供了担保。其中：

① 于2005年12月31日，本公司的短期借款131,000,000元、长期借款230,000,000元以及银行承兑汇票90,000,000元由新冶钢提供担保。

② 于2005年12月31日，本公司的长期借款100,000,000元，由冶钢集团提供担保。

3、公司无其他重大关联交易

（四）公司重大合同及其履行情况

1、报告期内，公司无托管、承包、租赁其他公司资产或其他公司托管、承包、租赁本公司资产的事项。

2、报告期内，公司没有为他人提供担保。

3、报告期内，公司没有发生委托他人进行现金资产管理事项。

4、报告期内，公司无其他重大合同。

（五）公司或持股5%以上股东承诺事项

1、本公司的第一大股东－湖北新冶钢有限公司（以下简称新冶钢）承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日（即改革方案实施之日起第十二个月的最后一个交易日）当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在 2007 年 2 月 7 日至 2007 年 3 月 8 日（合计三十日）期间内的任何一个交易日内，以每股 3.80 元（指人民币）的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。具体实施办法将于 2007 年 2 月 6 日之前的一个月内另行公告。

2、自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于 3 亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于 10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。具体实施办法届时将另行公告。

3、新冶钢、中信泰富（中国）投资有限公司（以下简称中信投资）承诺：该公司所持有的非流通股股份，自股权分置改革方案实施之日起，至少在 36 个月内不上市交易或者转让。现已委托公司董事会在证券监管部门办理了非流通股股份锁定的手续。

4、新冶钢承诺于股权分置改革相关股东会议的股权登记日之前解决冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计 18,887.77 万元的债务，并为该等债务提供不可撤销的连带责任保证。

为实施股权分置改革方案，新冶钢承诺在股权分置改革相关股东会议股权登记日前，在证券监管部门指定的银行帐户内存入 126,950,400 元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行认沽权义务所需资金的 20%。此外，新冶钢承诺在股权分置改革相关股东会议股权登记日前，获得经证券监管部门认可的商业银行对新冶钢全部履行认沽权义务所需资金的 80%的不可撤销的连带责任担保。

上述承诺事项已按期实现。在公司股权分置改革相关股东会议股权登记日之前，冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司 1.8 亿元的款项已在承诺的期限内全部收回；新冶钢已在规定的时间内在证券监管部门指定的银行帐户内存入 126,950,400 元资金作为实施认沽权的履约保证金，并申请冻结至承诺有效期届满之日后；新冶钢已办理了经证券监管部门认可的商业银行对新冶钢全部履行认

沽权义务资金的 80%的不可撤消的连带责任担保。相关公告刊登在 2006 年 1 月 10 日的《中国证券报》上。

（六）公司聘请会计师事务所的情况

报告期内，公司续聘普华永道中天会计师事务所有限公司为公司2005年年度会计报表审计机构；公司支付该会计师事务所2005年度审计费 120万元；该审计机构已为公司连续提供审计服务2年。

（七）报告期内公司未发生证券监管机构的稽查和处罚情况

（八）报告期内公司其他重大事件

1、2004 年 12 月 20 日，因债务纠纷，冶钢集团有限公司（以下简称冶钢集团）持有公司的 174,618,480 股国家股被司法拍卖，新冶钢、中信投资以每股人民币 2.29 元的成交价分别竞买得 4,800 万股（占公司总股本的 10.68%）、126,618,480 股（占公司总股本的 28.18%）。根据湖北省黄石市中级人民法院下达的《民事裁定书》，收购方新冶钢、中信投资、转让方冶钢集团于 2005 年 1 月 6 日对收购报告书摘要、股东持股变动报告书进行了公告；公司于 2005 年 1 月 7 日就上述收购事宜发表了致全体股东报告书。

2005 年 8 月 29 日，新冶钢与中信投资协商一致，同意由新冶钢履行要约收购义务，要约收购除冶钢集团外的全体股东持有的股份。新冶钢及其关联方撤回曾向中国证监会提出豁免要约收购义务的申请，新冶钢公告了要约收购报告书摘要。2005 年 10 月 31 日，新冶钢、中信投资分别受让冶钢集团持有公司的 4,800 万股、12,661.848 万股股份在中国证券登记结算公司深圳分公司完成过户登记手续。本次股权转让完成后，新冶钢累计持有公司股份 13,462 万股，占公司总股本的 29.95%，成为公司第一大股东；中信投资持有本公司股份 12,661.848 万股，占公司总股本的 28.18%，成为公司第二大股东。新冶钢、中信投资的实质控制人中信泰富有限公司控制公司股份 26,123.848 万股，占公司总股本的 58.13%。冶钢集团不再持有公司股份。鉴于中信投资系外资投资性公司，根据《关于设立外商投资股份有限公司若干问题的暂行规定》，本公司变更为外商投资的股份有限公司。相关公告刊登在 2004 年 12 月 21 日、

2005 年 1 月 6 日、2005 年 1 月 7 日、2005 年 8 月 30 日、2005 年 11 月 2 日的《中国证券报》上。

2、报告期内，普华永道中天会计师事务所有限公司在对本公司 2004 年度会计报表审计过程中发现重大会计差错,经公司测算, 以上重大会计差错追溯调整后将导致 2003 年、2002 年年度亏损，2004 年年初净亏损 7 亿元左右。为此，经公司四届四次董事会研究决定,发布了公司关于 2003 年、2002 年及以前年度重大会计差错更正的提示性公告。公司四届五次董事会审议通过了《公司关于 2004 年年度报告对以前年度重大会计差错更正及追溯调整的议案》，并按照《公开发行证券的公司信息披露编报规则第 19 号-财务信息的更正及相关披露》的规定进行了公告。此次重大会计差错更正及追溯调整，调减 2003 年度和 2002 年度的净利润分别是 67,549,342 元和 307,498,976 元；调减以前年度的净利润 488,128,178 元，合计调减截至 2003 年 12 月 31 日止净资产 850,797,822 元。此信息公告分别刊登在 2005 年 4 月 21 日、4 月 30 日的《中国证券报》上。

3、报告期内，经公司四届五次董事会决议，并经公司 2004 年年度股东大会审议通过了《关于计提资产减值准备的议案》、《关于核销资产损失的议案》。根据《企业会计制度》、《公司资产减值准备及其损失处理管理办法》的规定，公司对 2004 年及以前年度资产计提或补提资产减值准备，合计减少资产 81,345 万元；其中核销资产损失 412,551,703 元。对核销资产损失，进行了相关帐务处理。相关公告分别刊登在 2005 年 4 月 30 日、6 月 9 日的《中国证券报》上。

4、报告期内，公司董事会于 2005 年 10 月 31 日发出关于股权分置改革的提示性公告，委托光大证券股份有限公司就股改方案的可行性和相关事项作出安排。受新冶钢、中信投资的委托，公司董事会于 11 月 24 日发布公司股权分置改革说明书全文及摘要、关于召开股权分置改革相关股东会议的通知、公司董事会关于股权分置改革的投票委托征集函等相关文件。经过与流通股股东的沟通结果，公司董事会于 12 月 3 日发布了调整股改方案的公告及相关文件；公司于 2006 年 1 月 12 日召开了股权分置改革的相关股东会议，通过了公司股改方案，于 1 月 25 日、2 月 7 日分别发布了股改实施公告及公司股份结构变动公告、公司股票简称变动公告。2 月 6 日，为公司实施股改方案的股份变更登记日；2 月 7 日，公司原非流通股股东持有的非流通股份获得上市流

通权，股份性质变更为有限售条件的流通股；公司股票简称由“大冶特钢”变更为“G冶特钢”，股票代码不变，仍为“000708”。相关公告分别刊登在 2005 年 10 月 31 日、11 月 24 日、12 月 3 日、2006 年 1 月 13 日、1 月 25 日、2 月 7 日的《中国证券报》上。

5、报告期内，经公司第四届董事会第八次会议决议，并经公司2005年第三次临时股东大会审议通过了《关于用盈余公积和资本公积弥补亏损的预案》。截止2005年10月31日，公司累计亏损为663,579,923元。根据《公司法》及证监会计字[2001]16号《弥补亏损的来源、程序及信息披露》的有关规定，公司用任意盈余公积6,640,834 元、法定盈余公积48,210,150 元和资本公积中的部分股本溢价608,728,939 元按顺序依次弥补亏损。本次弥补累计亏损完成后，公司累计亏损为0 元，任意盈余公积为0 元，法定盈余公积为0 元，资本公积为448,520,469 元。相关公告刊登在2005 年11 月30 日、2005 年12月31 日的《中国证券报》上。

十、财务报告

PRICEWATERHOUSECOOPERS
普 华 永 道

普华永道中天会计师事务所有限公司
中华人民共和国
上海 200021
湖滨路 202 号
普华永道中心 11 楼
电话：+86 (21) 6123 8888
传真：+86 (21) 6123 8800

审计报告

普华永道中天审字(2006)第[1234]号

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称“贵公司”)2005 年 12 月 31 日的资产负债表、2005 年度利润表、利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述贵公司会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司 2005 年 12 月 31 日的财务状况以及 2005 年度的经营成果和现金流量。

普华永道中天 会计师事务所有限公司	注册会计师 ____________ 许丽周
中国·上海市 2006 年 3 月 日	注册会计师 ____________ 王斌

大冶特殊钢股份有限公司

2005 年 12 月 31 日资产负债表
(除特别注明外，金额单位为人民币元)

资产	附注	2005 年 12 月 31 日	2004 年 12 月 31 日
流动资产			
货币资金	四(1)	172,948,816	327,589,985
短期投资	四(2)	3,000,000	3,000,000
应收票据	四(3)	161,314,079	133,579,006
应收账款	四(4)	78,232,851	256,105,227
其他应收款	四(4)	34,207,714	311,604,887
预付账款	四(5)	264,072,344	447,489,603
存货	四(6)	712,235,113	852,548,178
流动资产合计		1,426,010,917	2,331,916,886
长期投资			
长期股权投资	四(7)	-	-
长期投资合计		-	-
固定资产			
固定资产-原价		2,612,146,751	2,645,378,869
减：累计折旧		(1,078,456,022)	(1,007,729,629)
固定资产-净值		1,533,690,729	1,637,649,240
减：固定资产减值准备		-	-
固定资产-净额	四(8)	1,533,690,729	1,637,649,240
工程物资	四(9)	51,595,494	31,254,814
在建工程	四(10)	129,678,816	28,893,895
固定资产合计		1,714,965,039	1,697,797,949
无形资产	四(11)	32,155,094	33,055,094
资产总计		3,173,131,050	4,062,769,929

大冶特殊钢股份有限公司

2005 年 12 月 31 日资产负债表(续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2005 年 12 月 31 日	2004 年 12 月 31 日
流动负债			
短期借款	四(12)	289,670,000	1,050,150,000
应付票据	四(13)	242,790,000	565,420,000
应付账款	四(14)	687,388,757	726,568,733
预收账款	四(15)	76,455,370	143,141,411
应付工资	四(16)	10,013,529	9,750,975
应付福利费		9,378,060	12,041,566
应付股利		53,700	53,700
应交税金	四(17)	41,954,265	49,126,327
其他应交款	四(18)	27,925,921	13,262,016
其他应付款	四(19)	120,596,324	107,946,189
预提费用	四(20)	32,240,441	43,170,454
一年内到期的长期借款	四(21)	266,185,455	54,649,511
流动负债合计		1,804,651,822	2,775,280,882
长期借款	四(21)	400,000,000	409,991,250
负债合计		2,204,651,822	3,185,272,132
股东权益			
股本	四(22)	449,408,480	449,408,480
资本公积	四(23)	449,759,817	1,047,874,832
盈余公积	四(24)	52,430,306	103,061,134
未分配利润/(累计亏损)	四(25)	16,880,625	(722,846,649)
股东权益合计		968,479,228	877,497,797
负债及股东权益总计		3,173,131,050	4,062,769,929

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005 年度利润表

(除特别注明外，金额单位为人民币元)

项目	附注	2005 年度	2004 年度
一、主营业务收入	四(26)	4,446,239,395	3,810,099,149
减： 主营业务成本	四(26)	4,198,591,832	3,562,669,846
主营业务税金及附加	四(27)	23,943,347	13,815,733
二、主营业务利润		223,704,216	233,613,570
加： 其他业务利润	四(28)	11,860,941	15,003,445
减： 营业费用		29,427,495	27,602,847
管理费用		61,340,921	80,710,214
财务费用-净额	四(29)	57,818,253	82,230,190
三、营业利润		86,978,488	58,073,764
加： 补贴收入		300,000	-
营业外收入	四(30)	793,146	2,215,024
减： 营业外支出	四(30)	7,704,127	33,274,233
四、利润总额		80,367,507	27,014,555
减： 所得税	三(3)	-	-
五、净利润		80,367,507	27,014,555

补充资料：

项目	2005 年度	2004 年度
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更增加/(减少)利润/(亏损)总额	-	-
4.会计估计变更增加/(减少)利润/(亏损)总额	-	-
5.债务重组损失	1,059,806	2,607,942
6.其他	-	-

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005年度利润分配表
(除特别注明外，金额单位为人民币元)

项　　目	附注	2005年度	2004年度
一、净利润		80,367,507	27,014,555
加：年初累计亏损		(722,846,649)	(749,861,204)
资本公积转入	四(23)	608,728,939	-
盈余公积转入	四(24)	54,850,984	-
二、可供分配的利润/(累计亏损)		21,100,781	(722,846,649)
减：提取法定盈余公积		2,110,078	-
提取法定公益金		2,110,078	-
三、可供股东分配的利润/(累计亏损)	四(25)	16,880,625	(722,846,649)
四、未分配利润/(累计亏损)		16,880,625	(722,846,649)

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005年度现金流量表

(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		5,571,818,100
收到的其他与经营活动有关的现金		14,156,163
现金流入小计		5,585,974,263
购买商品、接受劳务支付的现金		(5,042,326,424)
支付给职工以及为职工支付的现金		(86,123,949)
支付的各项税费		(224,511,237)
支付的其他与经营活动有关的现金	四(31)	(39,310,063)
现金流出小计		(5,392,271,673)
经营活动产生的现金流量净额		193,702,590
二、投资活动产生的现金流量		
收回关联方往来的现金	四(4)	283,270,539
处置固定资产所收回的现金净额		3,104,014
收到的其他与投资活动有关的现金		130,000
现金流入小计		286,504,553
购建固定资产所支付的现金		(85,079,604)
代关联方支付的现金		(23,534,076)
现金流出小计		(108,613,680)
投资活动产生的现金流量净额		177,890,873
三、筹资活动产生的现金流量		
借款所收到的现金		1,264,054,127
收到的其他与筹资活动有关的现金		950,278
开出银行票据与取得借款所减少支付的保证金		104,152,446
现金流入小计		1,369,156,851
偿还债务所支付的现金		(1,727,683,638)
偿付利息所支付的现金		(63,555,399)
现金流出小计		(1,791,239,037)
筹资活动产生的现金流量净额		(422,082,186)
四、汇率变动对现金的影响		-
五、现金净减少额	四(1)	(50,488,723)

大冶特殊钢股份有限公司

2005 年度现金流量表(续)
(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	80,367,507
调整: 计提的资产减值准备	10,102,241
计提的固定资产折旧	109,259,713
无形资产摊销	900,000
预提费用的增加	(10,930,013)
处置固定资产的损失	4,931,327
财务费用	68,643,027
存货的减少	125,223,953
经营性应收项目的减少	168,291,601
经营性应付项目的减少	(363,086,766)
经营活动产生现金流量净额	193,702,590
2、不涉及现金收支的投资和筹资活动	101,500,000
3、现金净减少情况	
现金的年末余额	69,531,139
减：现金的年初余额	(120,019,862)
现金净减少额	(50,488,723)

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

会计报表附注
2005 年度
(除特别注明外，金额单位为人民币元)

一　公司简介

(1)　背景

大冶特殊钢股份有限公司 (以下简称“本公司”)是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司(“冶钢集团”)持有国家股 17,122.8 万股，东风汽车公司持有 532 万股、襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。1997 年 3 月在深圳证券交易所公开发行 7,000 万社会公众股，证券代码 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司 1997 年采用向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司(“新冶钢”)分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原控股股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)；其中中信泰富(中国)投资有限公司(“中信投资”)以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司(“中信泰富”)。

以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资系外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

一 公司简介(续)

(1) 背景(续)

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。根据该项股权分置改革方案，新冶钢向全体流通股股东作出包括承诺赋予流通股股东一项认沽权利的对价安排；自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，股票简称由“大冶特钢”变更为“G 特钢”，股票代码不变。

(2) 业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 主要会计政策、会计估计和会计报表的编制方法

(1) 会计报表的编制基础

本会计报表按照国家颁布的企业会计准则和《企业会计制度》编制。

(2) 会计年度

本公司会计年度为公历 1 月 1 日起至 12 月 31 日止。

(3) 记账本位币

本公司的记账本位币为人民币。

(4) 记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(5) 外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，所产生的折算差额除了固定资产购建期间专门外币资金借款产生的汇兑损益按资本化的原则处理外，直接计入当期损益。

(6) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(7) 短期投资

短期投资包括能够随时变现并且持有时间不准备超过一年的基金投资。短期投资于取得时以实际发生的投资成本扣除已宣告但尚未领取的现金股利计价。短期投资持有期间所收到的现金股利等收益除已计入应收项目的现金股利外，均直接冲减投资成本。

于资产负债表日短期投资按成本与市价孰低法核算，对市价低于成本的部分计提短期投资跌价准备并计入当期投资损失。短期投资跌价准备按单项投资计算并确认。若短期投资的市价已超过其账面价值，跌价准备在以前年度已确认的跌价损失范围内予以转回。

(8) 应收款项及坏账准备

应收款项包括应收账款及其他应收款。本公司对可能发生的坏账损失采用备抵法核算。应收款项以实际发生额减去坏账准备后的净额列示。

(a) 坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(8) 应收款项及坏账准备(续)

(a) 坏账准备的计提(续)

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

(b) 坏账损失确认标准

因凡债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会(超过净资产的 5%时，需经股东大会)批准核销后，冲销已提取的相应坏账准备。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(9) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等。

存货计价方法：存货于取得时按实际成本入账，原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；备件和低值易耗品在领用时采用一次转销法核算成本；产成品的发出采用后进先出法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价列示，并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

(10) 长期投资

长期投资是除短期投资以外的投资，包括本公司对子公司的股权投资及其他准备持有超过一年的股权投资。

长期投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期投资账面价值的差额，计提长期投资减值准备。可收回金额是指其销售净价与其使用价值两者之中的较高者。销售净价是指在熟悉交易情况的交易各方之间自愿进行的公平交易中，通过销售该项资产而取得的收入扣除处置费用后的金额。使用价值指预期从资产的持续使用和使用寿命结束时的处置中形成的预计未来现金流量的现值。

如果有迹象表明以前年度据以计提减值准备的各种因素发生变化，使得该项投资的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(11) 固定资产和折旧

固定资产是指为生产商品或经营管理而持有的、使用期限在一年以上且单位价值较高的有形资产。自 2001 年 1 月 1 日起利用土地建造自用项目时，土地使用权的账面价值构成房屋、建筑物成本的一部分。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

固定资产的预计使用年限、净残值率及年折旧率列示如下：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	37-50 年	3 %	1.94% 至 2.62%
机器设备	12-15 年	8 %	6.13% 至 7.67%
运输工具	8-12 年	8 %	7.67% 至 11.50%
计算机及电子设备	8-12 年	8 %	7.67% 至 11.50%

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(11)　固定资产和折旧(续)

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的差额计入营业外收入或支出。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(12)　在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。如果有迹象表明以前年度据以计提资产减值准备的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(13) 无形资产 -土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(14) 借款费用

为购建固定资产而发生专门借款所产生的利息及汇兑损益等借款费用，在资产支出及借款费用已经发生、并且为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的固定资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。

其他借款发生的借款费用，于发生时计入当期财务费用。

(15) 预计负债及或有负债

因对外提供担保、未决诉讼等事项形成的某些现时义务，且该义务的履行很可能会导致经济利益的流出，在该支出金额能够可靠计量时，确认为预计负债。预计负债按照以前年度的相关经验以最佳估计金额入账。

如果上述义务的履行导致经济利益流出企业的可能性较低，或是无法对有关金额作出可靠的估计，该义务将被披露为或有负债。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(16) 职工社会保障及福利

本公司的在职职工参加由当地政府机构设立及管理的职工社会保障体系，包括养老及医疗保险、住房公积金及其他社会保障制度。除此以外，本公司并无其他重大职工福利承诺。

根据有关规定，本公司按工资总额的一定比例且在不超过规定上限的基础上提取保险费及公积金，并向劳动和社会保障机构缴纳，相应的支出计入当期成本或费用。

(17) 股利分配

股东大会批准的拟分配的现金股利于批准的当期确认为负债。

(18) 收入确认

(a) 销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 其他收入按下列基础确认：

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

补贴收入于收到时确认。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(19) 所得税的会计处理方法

本公司企业所得税费用的会计处理采用应付税款法，当期所得税费用按当期应纳税所得额及税率计算确认。

三　税项

(1) 本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	33%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的 13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的 17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入
城市维护建设税	7%	应纳增值税额、营业税额

(2) 经 2005 年 11 月 28 日黄石市所属国家税务局批准，同意本公司 359,828,170 元坏账准备在 2004 年度税前抵扣。

(3) 收入减去成本、费用及损益并按税收法规进行纳税调整后的余额为应纳税所得额。本公司 2004 年度及 2005 年度均无应纳税所得额，无需缴纳企业所得税。

四　会计报表主要项目注释

(1)　货币资金

	2005 年 12 月 31 日	2004 年 12 月 31 日
现金	242	2,279
银行存款	67,909,715	122,749,856
其他货币资金	105,038,859	204,837,850
	172,948,816	327,589,985

于 2005 年 12 月 31 日，本公司以 103,417,677 元(2004 年 12 月 31 日：170,990,271 元)的其他货币资金作为开出银行承兑汇票的保证金(附注四(13))。

列示于现金流量表的现金包括：

	2005 年 12 月 31 日
2005 年 12 月 31 日货币资金余额	172,948,816
减：受限制的银行存款	(103,417,677)
2005 年 12 月 31 日现金余额	69,531,139
2004 年 12 月 31 日货币资金余额	327,589,985
减：受限制的银行存款	(207,570,123)
2004 年 12 月 31 日现金余额	120,019,862
现金净减少额	50,488,723

(2)　短期投资

	2005 年 12 月 31 日	2004 年 12 月 31 日
基金投资	3,000,000	3,000,000

短期投资为 2004 年从中国农业银行购买的开放式基金 - 长信利息收益基金。该投资并无变现及收益汇回的重大限制。

四　会计报表主要项目注释 (续)

(3)　应收票据

	2005 年 12 月 31 日	2004 年 12 月 31 日
银行承兑汇票	161,314,079	133,579,006

于 2005 年 12 月 31 日，本公司以 2,960,000 元(2004 年 12 月 31 日：11,860,000 元)的应收票据，作为开出银行承兑汇票的质押(附注四(13))。

(4)　应收账款及其他应收款

(a)　应收账款

	2005 年 12 月 31 日	2004 年 12 月 31 日
应收账款 (i)	225,548,289	811,204,042
减：专项坏账准备 (ii)	(14,994,449)	(387,780,803)
减：一般坏账准备	(132,320,989)	(167,318,012)
	78,232,851	256,105,227

(i)　根据 2005 年 6 月 9 日股东大会通过的《关于核销资产损失的议案》决议，本公司核销无法收回的应收账款，并相应冲销已计提的坏账准备共 412,551,703 元。

(ii)　原第一大股东冶钢集团下属的冶钢集团实业总公司(“冶钢实业”)及冶钢龙腾实业总公司(“龙腾实业”)于 2005 年 12 月 31 日的余额分别为 10,397,058 元和 4,597,391 元。经确认，上述两家公司因经营情况恶化，现金严重不足等原因已无法偿还债务，本公司已对该余额全额计提专项坏账准备共 14,994,449 元(2004 年 12 月 31 日：14,994,449 元)。

(iii)　年末应收账款前五名债务人欠款金额合计为 120,723,772 元，占应收账款总额的 54% 。

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款 (续)

(a) 应收账款 (续)

2005 年 12 月 31 日的应收账款账龄及相应的坏账准备分析如下：

	2005 年 12 月 31 日					
	应收账款总额	专项坏账准备	计提专项坏账准备后余额	一般坏账准备计提比例	一般坏账准备	坏账准备合计(包括一般坏账准备及专项坏账准备)
1 年以内	76,425,330	-	76,425,330	3%	(2,292,760)	(2,292,760)
1-2 年	1,909,997	-	1,909,997	10%	(190,999)	(190,999)
2-3 年	172,977	-	172,977	30%	(51,893)	(51,893)
3-4 年	1,616,078	-	1,616,078	50%	(808,039)	(808,039)
4-5 年	7,260,801	-	7,260,801	80%	(5,808,641)	(5,808,641)
5 年以上	138,163,106	(14,994,449)	123,168,657	100%	(123,168,657)	(138,163,106)
合计	225,548,289	(14,994,449)	210,553,840		(132,320,989)	(147,315,438)

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款 (续)

(a) 应收账款 (续)

2004 年 12 月 31 日的应收账款账龄及相应的坏账准备分析如下：

	2004 年 12 月 31 日					
	应收账款总额	专项坏账准备	计提专项坏账准备后余额	一般坏账准备计提比例	一般坏账准备	坏账准备合计 (包括一般坏账准备及专项坏账准备)
1 年以内	246,610,911	(579,547)	246,031,364	3%	(622,927)	(1,202,474)
1-2 年	5,520,594	(4,739,880)	780,714	10%	(78,071)	(4,817,951)
2-3 年	21,910,982	(19,811,825)	2,099,157	30%	(629,747)	(20,441,572)
3-4 年	31,373,414	(20,438,053)	10,935,361	50%	(5,467,681)	(25,905,734)
4-5 年	49,711,498	(34,426,214)	15,285,284	80%	(12,228,227)	(46,654,441)
5 年以上	456,076,643	(307,785,284)	148,291,359	100%	(148,291,359)	(456,076,643)
合计	811,204,042	(387,780,803)	423,423,239		(167,318,012)	(555,098,815)

四 会计报表主要项目注释 (续)

(4) 应收账款及其他应收款 (续)

(b) 其他应收款

	2005 年 12 月 31 日	2004 年 12 月 31 日
其他应收款 – 关联方	115,238,224	374,974,687
其他应收款 – 非关联方	23,897,997	41,486,732
减：专项坏账准备	(91,704,148)	(91,704,148)
减：一般坏账准备	(13,224,359)	(13,152,384)
	34,207,714	311,604,887

其他应收款账龄及相应的坏账准备分析如下：

	2005 年 12 月 31 日			2004 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	34,797,530	25%	(1,043,926)	311,965,173	75%	(860,839)
1 - 2 年	460,887	0%	(46,089)	-	0%	-
2 - 3 年	-	0%	-	91,708,453	22%	(91,705,440)
3 - 4 年	91,708,453	66%	(91,706,300)	764,182	0%	(382,091)
4 - 5 年	185,794	0%	(148,635)	577,247	0%	(461,798)
5 年以上	11,983,557	9%	(11,983,557)	11,446,364	3%	(11,446,364)
合计	139,136,221	100%	(104,928,507)	416,461,419	100%	(104,856,532)

年末其他应收款前五名债务人欠款金额合计为 125,301,194 元，占其他应收款总额的 90%。

2005 年度其他应收款余额大幅减少是由于本公司收回关联方往来 283,270,539 元现金所致。

(c) 于 2005 年 12 月 31 日应收账款及其他应收款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

四 会计报表主要项目注释 (续)

(5) 预付账款

	2005 年 12 月 31 日		2004 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
账龄				
1 年以内	33,238,513	13%	446,346,894	100%
1 - 2 年 (a)	230,071,194	87%	452,249	0%
2 - 3 年	595,844	0%	690,460	0%
3 年以上	166,793	0%	-	0%
	264,072,344	100%	447,489,603	100%

(a) 两年以内的预付账款余额中的 220,889,060 元，主要是本公司委托原第一大股东冶钢集团下属子公司-冶钢集团进出口公司(“进出口公司”)进口设备及备件而形成的，于 2005 年 12 月 31 日尚未最终结算的预付货款。

(b) 于 2005 年 12 月 31 日，预付账款中无预付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(6) 存货

	2005 年 12 月 31 日	2004 年 12 月 31 日
原材料	176,065,739	203,642,454
在产品	225,792,319	304,696,978
产成品	253,060,622	272,955,368
备件和辅助材料	84,803,355	98,699,526
	739,722,035	879,994,326
减：存货跌价准备	(27,486,922)	(27,446,148)
	712,235,113	852,548,178

四 会计报表主要项目注释 (续)

(6) 存货(续)

2005 年度存货跌价准备变动情况如下：

	备件及辅助材料	在产品	产成品	合计
2004 年 12 月 31 日	(6,829,031)	(13,793,903)	(6,823,214)	(27,446,148)
本年增加	(11,294,041)	-	(3,795,071)	(15,089,112)
本年减少	4,837,034	10,211,304	-	15,048,338
2005 年 12 月 31 日	(13,286,038)	(3,582,599)	(10,618,285)	(27,486,922)

本公司采用后进先出法对产成品进行核算。于 2005 年度，本公司确认的成本及费用的存货成本为 4,369,325,482 元(2004 年：3,776,471,528 元)。[因制造及销售周期短，所以采用后进先出法与采用加权平均法确定的发出存货的成本没有重大差异。]

(7) 长期股权投资

	2004 年 12 月 31 日	本年增加	本年减少	2005 年 12 月 31 日
长期股权投资				
其他投资(附注(a)和附注(b))	2,659,621	-	-	2,659,621
减：长期股权投资减值准备	(2,659,621)	-	-	(2,659,621)
	-	-	-	-

(a) 由于被投资的四间公司(含一子公司，见附注四(7)(b))已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

(b) 本公司下属一子公司广州大冶特钢新产品有限公司(“广州大冶”)已经停止经营，并且其资产总额少于本公司资产总额 10%，根据中华人民共和国财政部财会二字(1996)2 号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c) 本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

四 会计报表主要项目注释 (续)

(8) 固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2004 年 12 月 31 日	784,265,881	1,793,525,976	30,079,040	37,507,972	2,645,378,869
重新分类	11,223,310	(17,806,770)	(851,209)	7,434,669	-
本年其他增加	-	10,268,206	-	3,068,337	13,336,543
本年减少	(7,242,067)	(36,632,586)	(2,163,645)	(530,363)	(46,568,661)
2005 年 12 月 31 日	788,247,124	1,749,354,826	27,064,186	47,480,615	2,612,146,751
累计折旧					
2004 年 12 月 31 日	274,184,824	684,118,348	22,099,165	27,327,292	1,007,729,629
重新分类	20,000	(175,412)	-	155,412	-
本年计提	15,275,167	91,186,066	787,611	2,010,869	109,259,713
本年减少	(4,151,546)	(32,288,484)	(1,968,371)	(124,919)	(38,533,320)
2005 年 12 月 31 日	285,328,445	742,840,518	20,918,405	29,368,654	1,078,456,022
净额					
2005 年 12 月 31 日	502,918,679	1,006,514,308	6,145,781	18,111,961	1,533,690,729
2004 年 12 月 31 日	510,081,057	1,109,407,628	7,979,875	10,180,680	1,637,649,240

于 2005 年 12 月 31 日，净值为 502,918,679 元(原值 788,247,124 元)的房屋及建筑物用作为 108,500,000 元的短期借款(附注四(12(a)))、200,000,000 元的长期借款(附注四(21(b)))以及 143,790,000 元应付票据(附注四(13(b)))的抵押物。

(9) 工程物资

	2005 年 12 月 31 日	2004 年 12 月 31 日
专用设备	27,644,129	2,022,236
预付大型设备款	23,951,365	29,232,578
	51,595,494	31,254,814

四 会计报表主要项目注释(续)

(10) 在建工程

工程名称	预算数	2004 年 12 月 31 日	本年增加	2005 年 12 月 31 日	资金来源	工程投入占预算的比例
新建 2 号高炉除尘配套设备	20,000,000	14,884,589	7,819,960	22,704,549	自有资金	114%
四炼 RH 精炼炉工程	41,000,000	13,709,483	33,183,523	46,893,006	自有资金	114%
锻钢 5t 电液锤改造	4,200,000	-	1,821,435	1,821,435	自有资金	43%
动力四空压缩空气扩容改造	1,920,000	-	764,711	764,711	自有资金	40%
热处理银亮钢工程	35,000,000	-	24,188,316	24,188,316	自有资金	69%
四炼钢产品结构调整技术改造	22,800,000	-	1,596,790	1,596,790	自有资金	7%
信息网络工程	10,000,000	-	1,457,723	1,457,723	自有资金	15%
水泥门磅房及 30T、80T 汽车衡搬迁	1,890,000	-	1,909,356	1,909,356	自有资金	101%
动力 6 号炉改造工程	1,340,000	-	916,691	916,691	自有资金	68%
一轧 850 工程	7,520,600	-	4,975,967	4,975,967	自有资金	66%
五万气柜工程	13,067,520	-	13,751,537	13,751,537	自有资金	105%
其他	20,000,000	299,823	8,398,912	8,698,735	自有资金	43%
		28,893,895	100,784,921	129,678,816		

于 2005 年度，本公司没有资本化借款利息费用(2004 年：无)。

四 会计报表主要项目注释(续)

(11) 无形资产

	原始金额	2004 年 12 月 31 日	本期摊销	累计摊销额	2005 年 12 月 31 日	剩余摊销期限	取得方式
土地使用权	42,706,416	33,055,094	(900,000)	(10,551,322)	32,155,094	38 年	出让
减：无形资产减值准备		-			-		
		33,055,094	(900,000)	(10,551,322)	32,155,094		

于 2005 年 12 月 31 日，摊余价值为 32,155,094 元(原值 42,706,416 元)的土地使用权作为 108,500,000 元的短期借款(附注四(12(a)))、200,000,000 元的长期借款(附注四(21(b)))以及 143,790,000 元应付票据(附注四(13(b(i))))的抵押物。

(12) 短期借款

	币种	2005 年 12 月 31 日	2004 年 12 月 31 日
担保借款			
- 抵押(a)	人民币	108,500,000	50,000,000
- 质押	人民币	-	30,000,000
- 担保(b)	人民币	176,000,000	946,309,557
信用借款(c)	人民币	5,170,000	23,840,443
		289,670,000	1,050,150,000

(a) 银行借款 108,500,000 元，以本公司的房屋和建筑物 (附注四(8))以及土地使用权(附注四(11)) 作为抵押物。

(b) 银行借款 45,000,000 元(2004 年 12 月 31 日：376,329,557 元)由冶钢集团提供担保，131,000,000 元 (2004 年 12 月 31 日：569,980,000 元)由新冶钢提供担保。

(c) 于 2005 年 12 月 31 日，逾期借款的情况如下：

借款单位	年利率	借款金额
黄石市粮食局	7.56%	170,000
黄石市房改办	7.56%	5,000,000

上述逾期借款具体的还款期限仍然在磋商之中。

(d) 2005 年度短期借款的年利率范围为 5.022%至 7.560% (2004 年：4.425%至 7.560%)。

四　会计报表主要项目注释(续)

(13) 应付票据

	2005 年 12 月 31 日	2004 年 12 月 31 日
银行承兑汇票 (b)	233,790,000	439,420,000
商业承兑汇票 (c)	9,000,000	126,000,000
	242,790,000	565,420,000

(a) 应付票据主要是为采购原材料、备品备件及支付电费而开出的六个月内到期的票据。

(b) 于 2005 年 12 月 31 日，银行承兑汇票包括：

(i) 银行承兑汇票 143,790,000 元，以其他货币资金 33,758,000 元(附注四(1))作为保证金，并以本公司的房屋和建筑物 (附注四(8))以及土地使用权(附注四(11)) 作为抵押物。

(ii) 银行承兑汇票 90,000,000 元，以其他货币资金 69,659,677 元(附注四(1))以及应收票据 2,960,000 元(附注四(3))作为保证，由新冶钢提供担保。

(c) 于 2005 年 12 月 31 日，应付票据余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

(14) 应付账款

于 2005 年 12 月 31 日，账龄超过三年的应付账款为 149,904,939 元(2004 年 12 月 31 日：134,790,171 元)，主要包括：
1) 已判决诉讼但未执行之应付款 25,729,029 元，本公司需要按法院判决履行其债务；
2) 尚未结算工程款 42,939,860 元；
3) 尚未结算的购买材料款 81,236,050 元。

于 2005 年 12 月 31 日，应付账款中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

四　会计报表主要项目注释(续)

(15)　预收账款

于 2005 年 12 月 31 日，预收账款余额中无预收持本公司 5%(含 5%)以上表决权股份股东款。

于 2005 年 12 月 31 日，账龄超过一年的预收账款为 27,955,901 元(2004 年 12 月 31 日：23,302,007 元)，主要为预收客户之尚未退回之钢材尾款，退回手续正在办理中。

(16)　应付工资

	2005 年 12 月 31 日	2004 年 12 月 31 日
应付工资	10,013,529	9,750,975

年末余额为尚未发放之员工工资及年终奖金。

(17)　应交税金

	2005 年 12 月 31 日	2004 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
应交增值税	41,819,240	48,361,321
应交城市维护建设税	8,890,605	10,237,535
应交土地使用税	515,120	260,932
应交房产税	1,061,086	272,315
其他	347,940	673,950
	41,954,265	49,126,327

(a)　本公司在 2004 年度企业所得税汇算清缴前预交的企业所得税。

四 会计报表主要项目注释(续)

(18) 其他应交款

		2005 年 12 月 31 日	2004 年 12 月 31 日
河道堤防工程修建维护管理费（“堤防费”）	(a)	3,954,128	-
教育费附加	(b)	19,193,208	13,262,016
地方教育发展费	(b)	4,778,585	-
		27,925,921	13,262,016

(a) 堤防费按应纳增值税与营业税税额的 2%计缴。

(b) 教育费附加按应纳增值税与营业税税额的 3%计缴；地方教育发展费按销售收入的 1 ‰计缴。本公司正与当地税务部门磋商减免事宜，在达成协议之前暂按以上比例计提。

(19) 其他应付款

	2005 年 12 月 31 日	2004 年 12 月 31 日
应付排污费	23,586,575	23,826,247
应付湖北黄石发电股份公司的款项	3,413,680	16,913,680
应付利息	38,157,983	38,314,282
应付教育及工会经费	3,431,309	2,647,681
应付钢材代运费	6,962,518	4,486,734
应付销售保证金	7,181,200	3,531,200
应付销售及经营费用	6,161,726	-
其他	31,701,333	18,226,365
	120,596,324	107,946,189

于 2005 年 12 月 31 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2005 年 12 月 31 日，账龄超过三年的其他应付款合计为 70,359,274 元(2004 年 12 月 31 日：48,153,037 元)，主要包括：

1) 应付黄石市环保局之排污费，本公司正与其磋商具体支付安排；
2) 应付湖北黄石发电股份公司的款项，最终判决已于 2004 年完成，并于 2005 年达成和解。本公司正在按和解协议分期支付款项；
3) 应付利息。

四 会计报表主要项目注释(续)

(20) 预提费用

	2005 年 12 月 31 日	2004 年 12 月 31 日
法律诉讼费用 (a)	23,989,219	40,670,454
其他	8,251,222	2,500,000
	32,240,441	43,170,454

(a) 余额包括本公司按法院判决预提的违约金、迟延履行期间的债务利息及诉讼费等。2005 年，本公司已就部分诉讼案件与债权人达成和解，并已安排履行相关债务。

(21) 长期借款

	2005 年 12 月 31 日	2004 年 12 月 31 日
担保借款		
一担保 (a)	330,000,000	254,020,097
一抵押 (b)	200,000,000	80,629,414
信用借款(c)	126,445,000	126,445,000
长期借款应计利息	9,740,455	3,546,250
	666,185,455	464,640,761
减：一年内到期的长期借款		
担保借款		
一担保 (a)	(130,000,000)	-
一抵押 (b)	-	(54,649,511)
信用借款	(126,445,000)	-
长期借款应计利息	(9,740,455)	-
一年内到期的长期借款合计	(266,185,455)	(54,649,511)
长期借款	400,000,000	409,991,250

四 会计报表主要项目注释(续)

(21) 长期借款 (续)

(a) 于 2005 年 12 月 31 日，担保借款包括：

(i) 银行借款 100,000,000 元(2004 年 12 月 31 日：无)，由原第一大股东冶钢集团提供担保，利息每月支付一次，本金应于 2008 年 12 月 2 日偿还；

(ii) 银行借款 230,000,000 元(2004 年 12 月 31 日：230,000,000 元)，由新冶钢提供担保。其中 100,000,000 元借款，利息每月支付一次，本金应于 2008 年 12 月 15 日偿还；另 130,000,000 元借款，利息每季度支付一次，本金应于 2006 年 5 月 8 日偿还。

(b) 于 2005 年 12 月 31 日，银行抵押借款包括：

银行借款 200,000,000 元，以本公司的房屋和建筑物 (附注四(8))以及土地使用权(附注四(11)) 作为抵押物；利息每月支付一次；本金 100,000,000 元、50,000,000 元及 50,000,000 元应分别于 2007 年 8 月 5 日、2007 年 11 月 24 日及 2008 年 11 月 24 日偿还。

(c) 于 2005 年 12 月 31 日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d) 2005 年度长期借款的年利率范围为 4.941%至 7.560% (2004 年：4.941%至 7.560%)。

四 会计报表主要项目注释(续)

(22) 股本

每股面值人民币 1 元

	2004 年 12 月 31 日	本年增加数	本年减少数	2005 年 12 月 31 日
尚未流通股				
发起人				
其中: 国家持有股 (a)	174,618,480	-	(174,618,480)	-
境内法人持有股	11,400,000	-	-	11,400,000
募集法人股 (a)	96,350,000	174,618,480	-	270,968,480
内部职工股 (b)	7,870	-	(5,134)	2,736
尚未流通股份合计(c)	282,376,350	174,618,480	(174,623,614)	282,371,216
已上市流通股				
境内上市的人民币普通股	167,032,130	5,134	-	167,037,264
股份总额	449,408,480	174,623,614	(174,623,614)	449,408,480

(a) 相关持股情况的变动见附注 一 (1) 。

(b) 2005 年度，本公司两名原高级管理人员因离职 (原監事会成员一名以及原董事会秘书一名) 将所持有的内部职工股按规定上市流通。

(c) 根据 2006 年 1 月 12 日本公司股东大会通过的股权分置改革方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股权性质变更为有限售条件的流通股(详见附注一)。

(23) 资本公积

	2004 年 12 月 31 日	本年增加数	本年减少数	2005 年 12 月 31 日
股本溢价(a)	873,637,901	-	(608,728,939)	264,908,962
其他资本公积 (b)	99,442,805	10,613,924	-	110,056,729
关联交易差价	74,794,126	-	-	74,794,126
	1,047,874,832	10,613,924	(608,728,939)	449,759,817

(a) 根据 2005 年 12 月 31 日召开的第 3 次临时股东大会决议，本公司用资本公积股本溢价中的 608,728,939 元，法定盈余公积金 48,210,150 元，以及任意盈余公积金 6,640,834 元，合计 663,579,923 元用于弥补截至 2005 年 10 月 31 日止以前年度累计亏损 663,579,923 元。

(b) 本年增加的其他资本公积为债务重组收益。

四 会计报表主要项目注释(续)

(24) 盈余公积

	2004 年 12 月 31 日	本年提取 (a)	本年减少 (b)	2005 年 12 月 31 日
法定盈余公积金	48,210,150	2,110,078	(48,210,150)	2,110,078
法定公益金	48,210,150	2,110,078	-	50,320,228
任意盈余公积金	6,640,834	-	(6,640,834)	-
	103,061,134	4,220,156	(54,850,984)	52,430,306

(a) 根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润弥补以前年度亏损后的 10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的 50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的 25%。本公司 2005 年按可供分配的利润 21,100,781 元的 10%提取法定盈余公积金 2,110,078 元(2004 年：无)。

另外本公司按年度净利润弥补以前年度亏损后的 10%提取法定公益金，用于员工的集体福利而不用于股东分配；实际使用时，从法定公益金转入任意盈余公积。其支出金额于发生时作为本公司的资产或费用核算。本公司 2005 年按可供分配的利润 21,100,781 元的 10%提取法定公益金 2,110,078 元(2004 年：无)。

本公司任意盈余公积金的提取额由董事会提议，并经股东大会批准。在得到相应的批准后，任意盈余公积金方可用于弥补以前年度亏损或增加股本。本公司 2005 年无提取任意盈余公积金(2004 年：无)。

(b) 详见附注四(23)(a)。

(25) 未分配利润/(累计亏损)

本公司 2005 年度用资本公积、法定盈余公积金以及任意盈余公积金合计 663,579,923 元弥补以前年度亏损。详见附注四(23)(a)。

四　会计报表主要项目注释(续)

(26) 分产品主营业务收入及主营业务成本

产品类别	2005 年度 主营业务收入	2005 年度 主营业务成本	2004 年度 主营业务收入	2004 年度 主营业务成本
轴承钢	533,005,770	509,468,898	522,704,546	492,620,486
弹簧钢	500,697,577	497,296,542	479,757,096	458,774,462
冲模钢	186,484,594	165,812,267	126,342,069	123,849,550
高工不锈钢	25,277,294	26,484,213	32,633,191	32,403,603
合结钢	1,656,552,981	1,600,877,120	1,353,529,270	1,279,482,096
炭结钢	930,199,393	847,237,576	1,215,727,175	1,104,442,810
管坯	580,841,038	525,216,648	70,743,528	62,082,430
其他钢种	33,180,748	26,198,568	8,662,274	9,014,409
	4,446,239,395	4,198,591,832	3,810,099,149	3,562,669,846

本公司前五名客户销售的收入总额为 1,527,104,400 元，占本公司全部销售收入的 34%。

本公司的经营活动均位于中国境内，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(27) 主营业务税金及附加

	2005 年度	2004 年度
城市维护建设税	13,839,447	9,653,950
教育费附加	5,931,192	4,137,407
堤防费	3,954,128	-
营业税	218,580	24,376
	23,943,347	13,815,733

(28) 其他业务利润

	2005 年度 其他业务收入	2005 年度 其他业务支出	2004 年度 其他业务收入	2004 年度 其他业务支出
材料销售(a)	174,006,584	170,733,650	218,507,726	213,801,682
动力销售(b)	73,472,159	72,516,883	66,402,277	58,978,041
其他	84,866,969	77,234,238	58,997,370	56,124,205
	332,345,712	320,484,771	343,907,373	328,903,928

(a) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(b) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

四 会计报表主要项目注释(续)

(29) 财务费用

	2005 年度	2004 年度
利息支出	69,593,305	68,452,600
利息收入	(9,551,717)	(3,182,451)
贴现(收入)/利息	(950,278)	16,345,830
汇兑收益	(1,617,699)	-
手续费	344,642	614,211
	57,818,253	82,230,190

(30) 营业外收入及营业外支出

	2005 年度	2004 年度
营业外收入：		
处置固定资产收益	138,700	1,089,799
违约金	614,553	368,257
其他	39,893	756,968
	793,146	2,215,024
营业外支出：		
处置固定资产损失(a)	5,070,027	11,693,095
诉讼损失(b)	1,563,994	17,052,857
债务重组损失	1,059,806	2,607,942
其他	10,300	1,920,339
	7,704,127	33,274,233

(a) 处置固定资产净损失主要为固定资产的盘亏以及报废损失。

(b) 诉讼损失是本公司根据 2005 年度诉讼判决书的判决结果，计提的违约金及迟延履行期间的债务利息等。

四　会计报表主要项目注释(续)

(31) 支付的其他与经营活动有关的现金

现金流量表中支付的其他与经营活动有关的现金主要包括：

	2005 年度
诉讼费用	12,155,254
运输费	11,480,416
技术开发费	3,070,361
行政费用	4,267,004
中介服务费	2,650,000
其他	5,686,994
	39,310,029

五　关联方关系及其交易

本公司根据企业会计准则及《股票上市规则》的具体规定认定关联方及关联交易。

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
中信泰富 (附注一(1))	香港中环添美道一号中信大厦三十二楼	业务多元化，侧重于发展在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外亦从事特钢制造、物业投资及发展以及汽车和消费品的批发及分销。	第一及第二大股东的实际控制人	有限责任	荣智健
冶钢集团 (附注一(1))	黄石市黄石大道 316 号	钢铁冶炼、钢材轧制、金属压延加工、建筑工程安装	原第一大股东	有限责任	曾重清
广州大冶	广州白云花园华益南街 5 号	钢材销售	子公司	有限责任	张家福

五 关联方关系及其交易(续)

(2) 存在控制关系的关联方的注册资本及其变化

企业名称	2004 年 12 月 31 日 (万元)	本期增加 (万元)	本期减少 (万元)	2005 年 10 月 31 日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)
冶钢集团	62,412	-	-	62,412
广州大冶	205	-	-	205

(3) 存在控制关系的关联方所持股份或权益及其变化

	2004 年 12 月 31 日		本期增加		本期减少		2005 年 12 月 31 日	
企业名称	金额	%	金额	%	金额	%	金额	%
中信泰富	86,620,000	19.27	174,618,480	38.86	-	-	261,238,480	58.13
冶钢集团	174,618,480	38.86	-	-	174,618,480	38.86	-	-
广州大冶	2,050,000	100	-	-	-	-	2,050,000	100

(4) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司(“兴澄特种钢铁”)	同受一实际控制人控制
江阴泰富兴澄特种材料有限公司(“兴澄特种材料”)	同受一实际控制人控制
龙腾实业	同受原第一大股东控制
冶钢实业	同受原第一大股东控制
进出口公司	同受原第一大股东控制
冶钢集团 170 无缝钢管有限公司(“170 无缝钢管”)	同受原第一大股东控制
冶钢集团无缝钢管有限公司(“无缝钢管”)	同受原第一大股东控制
冶钢集团华钢实业公司(“华钢公司”)	同受原第一大股东控制
冶钢经贸联合公司(“冶钢经贸”)	同受原第一大股东控制
冶钢龙腾实业总公司经贸公司(“龙腾经贸”)	同受原第一大股东控制
冶钢集团实业总公司轧钢厂(“冶钢轧钢厂”)	同受原第一大股东控制
冶钢集团武汉供销公司(“冶钢供销公司”)	同受原第一大股东控制
黄石市冶钢经贸联合公司(“黄石经贸”)	同受原第一大股东控制

五　关联方关系及其交易(续)

(5) 关联交易

(a) 定价政策

公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 10%~20%。

(b) 采购货物

关联方名称	附注	2005 年度	2004 年度
冶钢集团	(i)	38,792,808	57,254,563
新冶钢	(ii)	600,489,481	533,758,400
进出口公司	(iii)	79,975,790	694,975,451
兴澄特种材料		24,150,338	-
170 无缝钢管		-	14,456,793
无缝钢管		-	3,618,771
冶钢实业		-	258,294
华钢公司		-	389,939
		743,408,417	1,304,712,211

(i) 本公司主要是向冶钢集团下属耐火材料公司以协议价格采购耐火材料以及委托机械制造公司加工机械备件等。

(ii) 本公司主要是向新冶钢购买进口矿砂等原材料，以满足生产的需要。采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(iii) 本公司以前年度主要是通过进出口公司进口设备及备件等。本公司自 2004 年底起，主要通过新冶钢进口设备、备件及原材料。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(c) 销售货物

关联方名称	附注	2005 年度	2004 年度
冶钢集团	(i)	46,470,360	184,721,592
新冶钢	(ii)	1,029,850,338	217,118,827
进出口公司	(iii)	478,540	150,100,390
兴澄特种钢铁		2,762,131	-
170 无缝钢管		-	635,494,153
无缝钢管		-	120,932,159
冶钢实业		-	676,655
华钢公司		-	40,577,930
		1,079,561,369	1,349,621,706

(i) 本公司主要是向冶钢集团提供电力、煤气动力、辅料备件、钢水等。

(ii) 本公司主要向新冶钢提供辅料备件、连铸坯、以及通过该公司出口钢材等。具体如下：

1) 本公司以采购成本价向新冶钢提供矿石、铁精矿、焦丁等大宗原材料做相互生产调配之需。

2) 从 2004 年 11 月起，本公司以协议价格向新冶钢销售连铸坯。2005 年度的销售金额为人民币 580,841,239 元(2004 年：635,494,153 元，销售与 170 无缝钢管)。

3) 自 2005 年起，本公司通过新冶钢出口钢材，共计金额达到人民币 274,122,696 元。

(iii) 以前年度本公司通过进出口公司出口钢材，销售价格以市场价格为基准。自 2005 年起本公司基本停止了通过该公司出口钢材，转由通过新冶钢出口钢材。

五　关联方关系及其交易(续)

(5) 关联交易(续)

(d) 提供劳务

关联方名称	附注	2005 年度	2004 年度
冶钢集团		507,061	982,012
新冶钢	(i)	51,978,329	11,461,833
170 无缝钢管		-	880,005
无缝钢管		-	1,944,006
		52,485,390	15,267,856

(i) 自 2005 年起，本公司向新冶钢提供加工出口钢材服务，并收取加工费。截至 2005 年 12 月，该项交易额为人民币 39,527,134 元。另外，本公司还向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	2005 年度	2004 年度
冶钢集团	24,845,750	45,852,022
新冶钢	3,230,628	-
	28,076,378	45,852,022

本公司主要是以协议价格向冶钢集团购买后勤服务、精整劳务、运输劳务、安装劳务等。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(f) 担保

(i) 于 2005 年 12 月 31 日，本公司的短期借款 131,000,000 元(附注四(12(b)))、长期借款 230,000,000 元(附注四(21(a)(ii)))和(附注四(21(a)(iii)))以及银行承兑汇票 90,000,000 元(附注四(13(b)(ii)))由新冶钢提供担保。根据有关担保合同，新冶钢为本公司该等银行业务提供的最高担保额度为人民币 1,050,000,000 元。

(ii) 于 2005 年 12 月 31 日，本公司的长期借款 100,000,000 元(附注四(21(a).(i)))由冶钢集团提供担保。根据有关担保合同，冶钢集团为本公司该等银行业务提供的最高担保额度为人民币 450,000,000 元。

(6) 关联方应收、应付款项余额

(a) 应收账款/预付账款/其他应收款

	2005 年 12 月 31 日	2004 年 12 月 31 日
新冶钢	-	32,344,730
冶钢集团	23,534,076	283,270,539
进出口公司(i)	312,593,208	434,034,329
170 无缝钢管	-	103,309,774
无缝钢管	-	85,567,871
冶钢实业(ii)	10,397,058	10,397,058
龙腾实业(ii)	4,597,391	4,597,391
华钢公司	-	4,044,827
冶钢经贸(iii)	45,787,996	45,787,996
龙腾经贸(iii)	36,683,657	36,683,657
冶钢轧钢厂(iii)	4,004,216	4,004,216
冶钢供销公司(iii)	13,352,953	14,512,053
黄石经贸(iii)	4,076,189	4,076,189
冶钢集团其他下属公司(iii)	5,670,175	5,670,175
	460,696,469	1,068,300,805

五 关联方关系及其交易(续)

(6) 关联方应收、应付款项余额(续)

(a) 应收账款/预付账款/其他应收款(续)

(i) 于 2005 年 12 月 31 日，本公司已就应收进出口公司款项中的 91,704,148 元，计提专项坏账准备。

(ii) 于 2005 年 12 月 31 日，本公司已就应收该等公司款项全额计提专项坏帐准备。

(iii) 于 2005 年 12 月 31 日，本公司已就应收该等公司款项全额计提一般坏账准备。

(b) 应付账款/预收账款

	2005 年 12 月 31 日	2004 年 12 月 31 日
新冶钢	-	1,136,055
华钢公司	650,941	4,695,768
无缝钢管	-	2,318,350
	650,941	8,150,173

六 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

七 承诺事项 - 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本支出承诺：

	2005 年 12 月 31 日	2004 年 12 月 31 日
建筑物及机器设备	161,163,558	320,877,675

八 资产负债表日后事项

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。详情见附注一(1)。

九　其他重要事项

根据本公司于 2005 年 8 月 30 日公告的“大冶特钢股份有限公司要约收购报告书摘要”，新冶钢和其关联公司中信投资通过司法拍卖方式竞买得本公司的 38.86%股份后，新冶钢与中信投资合计持有本公司 58.13%的股份，对于因此而触发的要约收购义务，经新冶钢与中信投资协商一致，同意在《要约收购报告书》获得中国证券监督管理委员会审核无异议时，由新冶钢履行要约收购义务，向本公司其他股东发出要约，要约收购除冶钢集团外的全体股东持有的股份，合约收购价格不高于 3 元/股。

本次收购不以终止本公司的上市公司地位为目的。

十　扣除非经常性损益后的净利润

	2005年度	2004年度
净利润	80,367,507	27,014,555
加/(减)：非经常性损益项目		
- 处置固定资产的净损失	4,931,327	10,603,296
- 政府补贴	(300,000)	-
- 诉讼损失	1,563,994	17,052,857
- 其他营业外收入	(654,446)	(1,125,225)
- 其他营业外支出	10,300	1,920,339
- 以前年度已经计提各项减值准备的转回		
i) 应收账款坏账准备	(9,827,172)	(759,887)
ii) 存货跌价准备-在产品	-	(432,011)
- 债务重组损失	1,059,806	2,607,942
	77,151,316	56,881,866
非经常性损益的所得税影响数	-	-
扣除非经常性损益后的净利润	77,151,316	56,881,866

2005年度资产减值准备明细表

项　　目	2004年12月31日	本年增加	本年减少		2005年12月31日
			因资产价值回升转回数	本期核销数	
一、坏账准备合计	659,955,347	14,667,473	(9,827,172)	(412,551,703)	252,243,945
其中:					
应收帐款	555,098,815	14,595,498	(9,827,172)	(412,551,703)	147,315,438
其他应收款	104,856,532	71,975		-	104,928,507
二、短期投资准备	-	-	-	-	-
三、存货跌价准备合计	27,446,148	15,089,112	-	(15,048,338)	27,486,922
其中:					
备件和辅助材料	6,829,031	11,294,041		(4,837,034)	13,286,038
在产品	13,793,903			(10,211,304)	3,582,599
产成品	6,823,214	3,795,071		-	10,618,285
四、长期投资减值准备	2,659,621	-	-	-	2,659,621
五、固定资产减值准备合计	-	-	-		-
其中:					
房屋及建筑物	-	-	-		-
机器设备	-	-	-		-
运输工具	-	-	-		-
计算机及电子设备	-	-	-		-
六、无形资产减值准备	-	-	-	-	-
七、在建工程减值准备	-	-	-		-

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

十一、备查文件目录

（一）载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

（二）载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

（三）报告期内在中国证监会指定报纸上公开披露过的所有公司文件的正本及公告的原稿。

董事长：蔡星海

大冶特殊钢股份有限公司

董　事　会

2006 年 3 月 19 日

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的2005年年度報告摘要。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司2005年年度报告摘要

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。本年度报告摘要摘自年度报告全文，投资者欲了解详细内容，应阅读年度报告全文。

1.2 没有董事、监事、高级管理人员声明对年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 普华永道中天会计师事务所有限公司为本公司出具了标准无保留审计意见的审计报告。

1.4 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证年度报告中财务报告的真实、完整。

§2 公司基本情况简介

2.1 基本情况简介

股票简称	G冶特钢
股票代码	000708
上市交易所	深圳证券交易所
注册地址和办公地址	湖北省黄石市黄石大道316号
邮政编码	435001
公司国际互联网网址	http://www.dayesteel.com.cn
电子信箱	hbygzq@public.hs.hb.cn

2.2 联系人和联系方式

	董事会秘书	证券事务代表
姓名	王培熹	王平国
联系地址	湖北省黄石市黄石大道316号	湖北省黄石市黄石大道316号
电话	0714-6296896	0714--6293836
传真	0714-6296261	0714-6296570
电子邮箱		Dytg0708@163.com

§3 会计数据和业务数据摘要

3.1 主要会计数据

单位：（人民币）元

	2005年	2004年	本年比上年增减(%)	2003年	
				更正前	更正后
主营业务收入	4,446,239,395	3,810,099,149	16.70	2,162,229,837	2,149,851,163
利润总额	80,367,507	27,014,555	197.50	33,228,957	-28,830,316
净利润	80,367,507	27,014,555	197.50	24,830,193	-42,719,149
扣除非经常性损益的净利润	77,151,316	56,881,866	35.63	27,708,092	-51,045,003
经营活动产生的现金流量净额	193,702,590	-343,634,395		757,504,853	757,504,853
	2005年末	2004年末	本年末比上年末增减(%)	2003年末	
				更正前	更正后
总资产	3,173,131,050	4,062,769,929	-21.90	4,091,793,451	3,271,775,158
股东权益(不含少数股东权益)	968,479,228	877,497,797	10.37	1,623,375,063	772,577,242

3.2 主要财务指标

单位：（人民币）元

	2005年	2004年	本年比上年增减(%)	2003年	
				更正前	更正后
每股收益	0.179	0.060	198.33	0.055	-0.095
每股收益(新股本)					
净资产收益率	8.30	3.08	5.22	1.53	-5.53
扣除非经常性损益的净利润为基础计算的净资产收益率	7.97	6.48	1.49	1.71	-6.49
每股经营活动产生的现金流量净额	0.431	-0.765		1.686	1.686
	2005年末	2004年末	本年末比上年末增	2003年末	

			减(%)	更正前	更正后
每股净资产	2.155	1.953	10.34%	3.612	1.719
调整后的每股净资产	2.150	1.934	11.17%	3.577	1.616

非经常性损益项目

√适用 □不适用

非经常性损益项目	金额(元)
1、处置固定资产的净损失	4,931,327
2、政府补贴	-300,000
3、诉讼损失	1,563,994
4、其他营业外收入	-654,446
5、其他营业外支出	10,300
6、以前年度已经计提各项减值准备的转回	-9,827,172
7、债务重组损失	1,059,806
合计影响数	-3,216,191

3.3 国内外会计准则差异

□适用 √不适用

§4 股本变动及股东情况

4.1 股份变动情况表

数量单位：股

	本次变动前		本次变动增减（+、-）					本次变动后	
	数量	比例	发行新股	送股	公积金转股	其他	小计	数量	比例
一、未上市流通股份									
1、发起人股份	186,018,480	41.39				-174,618,480	-174,618,480	11,400,000	2.54
其中：									
国家拥有股份	174,618,480	38.86				-174,618,480	-174,618,480	0	
境内法人持有股份	11,400,000	2.54						11,400,000	2.54
外资法人持有股份									
其他									
2、募集法人股份	96,350,000	21.44				+174,618,480	+174,618,480	270,968,480	60.29
3、内部职工股	7,870					-5,134	-5,134	2,736	
4、优先股或其他									
未上市流通股份合计	282,376,350	62.83				-5,134	-5,134	282,371,216	62.83
二、已上市流通股份									
1、人民币普通股	167,032,130	37.17				+5,134	+5,134	167,037,264	37.17
2、境内上市的外资股									
3、境外上市的外资股									
4、其他									
已上市流通股份合计	167,032,130	37.17				+5,134	+5,134	167,037,264	37.17
三、股份总数	449,408,480	100						449,408,480	100

4.2 前十名股东、前十名流通股股东持股表

单位：股

报告期末股东总数					51,724户
前十名股东持股情况					
股东名称	股东性质	持股比例(%)	持股总数	持有非流通股数量	质押或冻结的股份数量
湖北新冶钢有限公司	其他	29.95	134,620,000	134,620,000	
中信泰富（中国）投资有限公司	外资股东	28.18	126,618,480	126,618,480	
中国工商银行－南方避险增值基金	其他	2.87	12,896,008	0	
东风汽车公司	其他	1.78	7,980,000	7,980,000	

中国工商银行一诺安股票证券投资基金	其他	1.13	5,073,380	0	
高红芳	其他	0.84	3,795,096		
襄阳汽车轴承股份有限公司	其他	0.76	3,420,000	3,420,000	
兴业银行股份有限公司一兴业趋势投资混合型证券投资基金	其他	0.75	3,373,432	0	
全国社保基金一零二组合	其他	0.67	2,999,911	0	
张辉艳	其他	0.63	2,823,536	0	

前十名流通股股东持股情况

股东名称	持有流通股的数量	股份种类
中国工商银行一南方避险增值基金	12,896,008	人民币普通股
中国工商银行一诺安股票证券投资基金	5,073,380	人民币普通股
高红芳	3,795,096	人民币普通股
兴业银行股份有限公司一兴业趋势投资混合型证券投资基金	3,373,432	人民币普通股
全国社保基金一零二组合	2,999,911	人民币普通股
张辉艳	2,823,536	人民币普通股
全国社保基金一零三组合	2,437,865	人民币普通股
中国建设银行一华富竞争力优选混合型证券投资基金	1,599,911	人民币普通股
广东南方股权托管有限公司	1,040,000	人民币普通股
雷友权	759,300	人民币普通股
上述股东关联关系或一致行动的说明：	未知前10名流通股股东之间及前10名流通股股东和前10名股东之间是否存在关联关系。	

4.3 控股股东及实际控制人情况介绍

4.3.1 股东及实际控制人变更情况

√适用 □不适用

新控股股东名称	湖北新冶钢有限公司
新实际控制人名称	中信泰富有限公司
变更日期	2005年10月31日
刊登日期和报刊	2005年11月2日《中国证券报》

4.3.2 控股股东及实际控制人具体情况介绍

(1) 公司控股股东情况

名称：湖北新冶钢有限公司

法定代表人：李松兴

注册资本：24,183万美元

变更日期：2004年10月15日

企业类型：中外合资经营

主要经营业务或管理活动：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球

墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

(2) 公司实际控制人情况

名称：中信泰富有限公司（CITIC Pacific Limited）

成立日期：1985年1月8日

法定股本：港币12亿元

主要经营业务或管理活动：业务多元化，侧重于发展在中国大陆和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外从事特钢制造、物业投资及发展以及汽车和消费品的批发及分销。

4.3.3 公司与实际控制人之间的产权及控制关系的方框图


中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD
100%
100%
SILVER ASCOT HOLDINGS LTD
宝泰有限公司
100%
100%
YAN LINK COMPANY LIMITED
中信泰富(中国)投资有限公司
95%
湖北新冶钢有限公司
29.95%
28.18%
大冶特殊钢股份有限公司

§5 董事、监事和高级管理人员

5.1 董事、监事和高级管理人员持股变动

姓名	职务	性别	年龄	任期起止日期	年初持股数	年末持股数	变动原因	报告期内从公司领取的报酬总额（万元）	是否在股东单位或其他关联单位领取
曾重清	董事长	男	56	2005.1-2006.2					是
王书林	董事	男	52	2005.1-2006.2					是

向　阳	董事	男	51	2005.1-2006.2					否
魏胜向	董事	男	48	2005.1-2006.2					否
高　斌	董事	男	44	2005.1-2006.2					否
汤爱民	董事	男	37	2005.1-2006.2					否
汪　浩	董事	男	31	2005.1-2006.2					否
吴茂清	独立董事	男	63	2005.1-2008.1				5	否
周志海	独立董事	男	59	2005.1-2008.1				5	否
沈　岩	独立董事	男	42	2005.1-2008.1				5	否
顾友良	独立董事	男	66	2005.1-2008.1				5	否
傅柏树	监事会主席	男	52	2005.1-2008.1	2,736	2,736			是
熊国权	监事	男	48	2005.1-2006.2					否
吴巨波	监事	男	40	2005.1-2008.1					是
刘亚平	监事	男	46	2005.1-2008.1				4.33	否
黄旭光	监事	男	39	2005.1-2008.1				4.85	否
钱　刚	总经理	男	39	2005.1-2008.1				11.58	否
王培熹	总会计师、董秘	男	56	2005.1-2008.1				9.46	否
高国华	副总经理	男	37	2005.1-2008.1				7.82	否
王社教	副总经理	男	39	2005.1-2008.1				7.56	否
陈双兵	副总经理	男	40	2005.1-2006.1				3.04	否
合计	—	—	—	—	2,736	2,736	—	68.64	—

§6　董事会报告

6.1　管理层讨论与分析

（一）报告期内经营情况讨论和分析

1、报告期内公司经营情况的回顾

2005年度，我国钢铁行业面临产品供大于求和原材料资源紧张的双重压力，导致钢材市场价格持续下跌、原材料价格不断上涨的局面。公司在实质控制人发生变化的过程中，通过强化管理、调整产品结构、改革工艺路线等一系列措施，充分地消化了市场的不利因素，保证了全年生产经营的稳定、高效运行，实现了“跳跃式”的增长，企业的面貌发生了根本性转变，综合竞争力明显增强，主要表现在以下几个方面：

（1）主要经济技术指标显著增长

- 生产特殊钢 105.07 万吨、特殊钢材107.43万吨，同比增长7.12%和14.04%；
- 全年实现主营业务收入44.46亿元，同比增长16.69%；
- 公司以降本降耗为管理重点，生产工艺成本较2004年下降9,515万元；
- 实现利润总额、净利润均为8,037万元，同比增长197.56%。

（2）产品结构调整初见成效

- 以铁路、精密制造、电站锅炉、石油等行业为核心，增加铁路高级轴承钢、新型高级齿轮钢、电站锅炉用钢、石油用钢、火车用高性能弹簧圆钢的产量，全年高效产品产量同比增长53%；
- 大力开发军工钢、高压锅炉管坯钢、油井管坯钢等新产品，89个品种的产量共计15.39万吨，同比增长290%；
- 加强自主产权产品的研发。其中处于行业领先地位的特大规格高端热轧棒材、“替代进口”用高级轴承钢大盘卷材、“国内首创”的高精度与特级精度连轧棒材、为“神舟六号”专门研发的高温合金钢和为“神舟七号”专门研发的专用钢材等产品受到市场和用户的广泛好评。

（3）销售策略发生改变

- 重点向最佳销售半径、经济发达地区和资金流动性强的地区倾斜，市场占有率显著提高；
- 行业向铁路、军工、机械、船舶、航天、航海、航空、石化等技术要求高的尖端用户倾斜，提供高附加值产品，如高档次轴承钢、齿轮钢同比增长23%、13%，军工、高合金材同比增长3%；
- 加大直销力度，直销比增长了37个百分点；
- 扩大国际市场销售，出口钢材7.9万吨，同比增长197.76%；
- 基本实现“以销定产”。根据合同要求，组织集约化生产，保证生产经营的高效、良性运转。

（4）技术改造和工艺路线调整成果显著

- 以填平补齐、配套完善为重点，选择成长性好、见效快、符合环保要求的项目开展技术改造，全年实施技术改造项目总投资10,883万元，其中，重点项目如2#高炉除尘配套设备工程、锻钢5T电液锤改造工程、850轧机配套工程、四炼钢RH精炼炉工程等，相继投产，为完善工艺、提高质量、改善环保创造了条件，当年新增效益1,164万元。

（5）科研能力进一步加强

- 公司获得湖北省高新技术企业称号；
- 高合金钢等7种产品被认定为高新技术产品；
- 高碳铬轴承钢等三项产品荣获国家冶金产品实物质量金杯奖；
- 弹簧扁钢、船舶用钢等五项产品荣获中国质协、英国劳氏船级社等第三方权威机构的认证；
- 发明专利《无孔型轧制圆钢或扁钢的轧机组布置方法》获技术发明奖；
- 成功申报并在执行的各类科研项目获国家专项资金440万元。

（6） 财务状况明显改善

- 公司资产结构进一步优化，资产负债率较2004年下降8.92个百分点；
- 应收帐款、应付帐款、应付票据同比分别下降69.45%、5.39%和57.06%；
- 经营活动产生的现金流量净额为19,370万元，较上年现金流量净额-34,363万元有明显改善；
- 通过加强预算控制，落实经济责任，期间费用下降4,195万元。

2、公司主营业务及其经营状况

公司所属行业为特种钢铁行业，主营业务范围：钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。报告期内，公司经营业务高度集中，全部收入均来自特殊钢的生产和销售。报告期内，公司的主营业务未发生重大变化。

（1）主营业务收入、主营业务利润的构成情况

- 报告期内，公司实现主营业务收入44.46亿元，较2004年度主营业务收入38.10亿元增加6.36亿元，同比增长16.69%。收入的增长主要得益于品种结构的及时调整，增加生产市场适销的产品。

总销售量106.50万吨，同比增长13.39%。其中，主要品种销售量为：轴承钢完成11.75万吨，同比增长1.38%；高压锅炉管钢完成13.8万吨，同比增长10倍；市场紧缺的大规格钢材完成20万吨，同比增长195.4%；89种新产品完成15.39万吨，同比增长290%，实现销售收入7.88亿元，同比增长410%，占全年实现销售收入的17.7%。而部分产能过剩或附加值低的产品则进行了减产或停产。

➢ 报告期内，公司实现净利润8,037万元，较2004年同比增长近200%。影响公司净利润的主要因素包括：主营业务收入的增加和期间费用的降低。

受原辅材料涨价因素的影响，公司全年生产成本增加了1.12亿元，但是公司通过优化工艺路线、提高操作技术水平、狠抓降本挖潜和严控各项费用支出等措施，主要物料消耗指标都有不同程度的下降，节约成本近1亿元，同比下降2.41%。

期间费用降低4,196万元，同比下降22.02%，确保公司在激烈的市场竞争中取得了较好业绩。

2005年公司主营业务按行业分布情况：

单位：人民币元

行业	主营业务收入	同比增减（%）	主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
船舶行业	3,551,705	57.42	3,375,304	51.47	4.43	3.56
钢压延加工业	1,452,592,433	-6.77	1,344,658,213	0.30	6.89	-6.70
工具制造业	208,910,173	12.43	193,536,441	-0.31	6.82	11.66
锅炉行业	517,120,891	496.99	473,896,824	468.25	7.82	4.46
航空航天	40,825,444	-5.41	33,481,030	-12.80	17.45	6.77
汽车制造业	1,462,406,248	6.26	1,440,188,842	4.51	0.98	1.47
石油行业	208,494,605	2,173.11	189,572,577	2,001.11	8.54	7.27
铁路行业	89,855,432	12.10	74,537,230	4.65	16.51	5.73
轴承行业	462,482,464	-1.30	445,345,371	-0.07	3.17	-1.36

2005年公司主营业务按产品分布情况：

单位：人民币元

品　种	主营业务收入	同比增减（%）	主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
碳结碳工钢	1,263,315,110	3.68	1,147,408,142	3.55	8.64	0.08
弹簧轴承钢	1,038,070,019	3.55	1,011,745,990	6.34	2.00	-2.81

合结合工钢	1,911,271,045	40.81	1,828,482,207	42.56	3.79	-1.41
冲模不锈	212,665,438	32.08	192,982,660	21.79	8.72	7.21
特殊合金管坯	20,917,783	-70.43	17,972,833	-71.05	13.54	1.98

2005年公司主营业务按地区分布情况：

单位：人民币元

地　区	主营业务收入	同比增减（%）	主营业务成本	同比增减（%）	主营业务利润率（%）	同比增减（%）
华北	313,279,562	28.37	298,158,915	26.92	4.29	0.91
东北	117,373,269	-20.59	112,169,883	-20.93	3.89	0.24
华东	1,340,880,464	66.63	1,275,691,993	65.29	4.32	0.59
中南	2,509,655,781	-1.58	2,354,911,263	0.12	5.63	-1.77
西北	17,189,568	76.41	16,460,516	73.42	3.70	1.47
西南	147,860,751	174.24	141,199,262	168.74	3.97	1.78

（2）报告期内主要供应商、客户情况：

公司向前5名供应商合计采购金额占年度采购总额的比例是28.08 %；

公司向前5名客户销售额合计占公司销售总额的比例是34.35%。

3、公司资产构成及变动情况：

项目	2005年		2004年	
	金额（元）	比例（%）	金额（元）	比例（%）
总资产	3,173,131,050		4,062,769,929	
应收帐款	78,232,851	2.47	256,105,227	6.30
存货	712,235,113	22.45	852,548,178	20.98
长期股权投资	0	0.00	0	0.00
固定资产净值	1,533,690,729	48.33	1,637,649,240	40.31
在建工程	129,678,816	4.09	28,893,895	0.71
短期借款及一年内到期长期借款	555,855,455	17.52	1,104,799,511	27.19
长期借款	400,000,000	12.61	409,991,250	10.09

变动原因：

（1）报告期内应收账款比上年减少 1.78 亿元，主要原因是公司在销售产品时坚持“款到发货、银货两清”的营销政策，没有拖欠货款情况的发生。同时，公司加大了对以前欠款的清欠力度。

（2）报告期内存货比上年减少 1.4 亿元，主要原因是公司坚持“以销定产”的经营方针，严格控制在产品、半成品、产成品以及各类物资的库存量。同时加大对积压库存物资中在产品的利用，产成品的促销以及闲置无用物资的清理处置，大幅减少存货资金占用。其中，在产品减少 6,869 万元，占存货减少总额的 48.96%；产成品减少 2,369 万元，占存货减少总额的 16.88%。

（3）报告期内完成技术改造10,883万元，实际支出10,078万元。公司根据市场需求和环境保护的要求，以提升产品档次、提高产品质量为目的，加大对技术改造的投入力度，包括新增热处理银亮钢工程、炼钢RH精炼炉工程等项目。

（4）报告期内银行借款比2004年度减少55,894万元。公司在满足生产经营需要的前提下，尽量减少银行借款以降低财务费用，同时在确保生产和发展的基础上，确定长短期银行借款的适度比例。

4、公司营业费用、管理费用、财务费用、所得税情况

项目	2005年	2004年	增减率（%）
营业费用	29,427,495	27,602,847	6.61
管理费用	61,340,921	80,710,214	-24.00
财务费用	57,818,253	82,230,190	-29.69
所得税	-	-	

变动原因：

（1）报告期内营业费用较上年增加182万元，主要原因是产品销量增加；

（2）报告期内管理费用较上年减少1,937万元，主要原因是公司采用严格的预算审批制度，有效地控制了各项费用；

（3）报告期内财务费用较上年减少2,441万元，主要原因是银行借款额下降导致银行借款利息减少，同时控制银行贴现利息支出也减少了部分财务费用；

（4）报告期内因弥补以前年度亏损，没有应纳所得税。

5、报告期内公司现金流量相关数据情况：

单位：人民币元

项目	2005年	2004年	增减额
经营活动产生的现金流量	193,702,590	(343,634,395)	537,336,985
投资活动产生的现金流量	177,890,873	(347,268,472)	525,159,345
筹资活动产生的现金流量	(422,082,186)	536,186,733	(958,268,919)

变动原因：

报告期内公司资金状况明显改善，主要原因是公司采取了更为有效的营销政策，全年销售货款回笼率达到108.60%。资金收支安排过程中，通过加强预算管理、严格审批程序等措施，切实做到“量入为出、灵活调度、合理安排”；筹资活动中，在满足企业生产经营需要的前提下，偿还了部分银行借款。

6、主要控股公司及其参股公司的情况：

广州大冶特钢新产品有限公司是本公司的全资子公司，其业务性质为商业企业，主要经营范围是钢材销售，注册资本2,050,000元。该公司已实际停止经营，本公司已对其全额计提减值准备。

（二）对公司未来发展的展望

1、公司所处行业的发展趋势及公司面临的市场竞争格局

2006年钢铁行业继续面临原材料高价格和产品价格下跌的严峻形势，一方面产品结构性供大于求的局面已经形成，新增产能将继续释放，普钢行业正在寻求转向生产中低端特钢产品，竞争将进一步加剧；另一方面，国家经济还出于重工业加快发展的工业化中期阶段，需求量还会有较大的增长。根据测算，GDP每增长1个百分点，钢铁产量将增长3～4个百分点。对于中高端特钢产品来说，钢铁产业政策明确指出，要扶持特钢企业发展中高端品种和重点品种。欧、美、日等发达国家的经济发展证明，普钢需求量达到饱和之后，特钢需求将大幅上升。目前，我国特钢产品仅占钢铁总量的8～10%，而欧、美、日特钢比例分别达到18%、20%、25%，且

这一比例已经长达近20年之久，这说明我国必须加快发展特钢产品，实现钢铁强国的目标；“十一五”纲要提出了重点发展铁路行业，提高军队和国防建设及中西部地区的战略。

2、公司未来发展的机遇和挑战

行业的发展趋势和市场竞争格局对于具备各种冶炼、轧材的先进装备生产线，产品已率先进入铁路、发电行业，地处华中，紧临长江黄金水道，承东连西，九省通衢的大冶特钢来说，无疑带来了新的机遇：

- 随着国家工业化、城镇化、振兴制造业和全面建设小康社会速度的加快，特钢行业的需求在未来数年能够保持10-15%的增长速度；
- “十一五”纲要中明确提出了重点发展铁路行业及中西部地区的战略，其中铁路、船舶、石化、航天、军工、机械等行业的发展需要高品质特钢产品；
- 国家的钢铁产业政策支持和鼓励发展特钢行业，并将给予配套的政策支持；
- 国家正在实施的“中部崛起”战略，对特殊钢材的需求量将大幅度增加，公司处于中部崛起的发展要地，市场占有率较高；
- 公司拥有国家级技术中心，研发实力雄厚，自主研发生产的“神舟七号”关键用材、铁路提速用轴承钢和弹簧钢、锅炉及压力容器用钢等产品，填补了国内空白。

公司在拥有上述发展优势的同时也面临着挑战：

- 目前，钢铁产品市场供大于求的局面已经形成，部分普钢生产企业正在逐步转向生产中低端特钢产品，加剧了该细分市场的竞争。公司需要加强研发力度、开发中高端产品，挖掘潜在市场，加大出口份额；
- 钢铁产能的释放加剧了废钢等资源和能源的需求，原材料市场竞争日趋激烈，公司需要进一步加强管理、降低生产成本、建立长期的原材料供应商合作伙伴，在市场竞争中不断培育企业的竞争优势；
- 特钢产品结构性的竞争日趋激烈，公司急需加快产品结构的优化，特别是提升高端产品的市场份额，现有的设备和工艺技术还需进一步提升和完善，以保证公司在高端产品市场的核心竞争力。

新的一年，公司将站在一个新的起点上，追求“更精、更优、更好”的发展目标。

3、2006年度经营计划和措施

2006年，我们将坚持科学发展观，继续走“品种、质量、效益”型的发展道路，以自主创新为动力，研发高、新产品，稳定提高质量，努力降本降耗，拓宽国内、国际市场，培养创新型人才，显著提高经济效益，促进公司“健康、稳定、快速”发展。

公司2006年度的生产经营目标是：钢110万吨，钢材110万吨，钢材销售量110万吨，实现销售收入48亿元。

为实现上述目标，公司拟采取如下措施：

（1）瞄准铁路、军工、机械、船舶、航天、石化、汽车等高端用钢行业，增加高技术含量、高附加值产品的份额，其中：铁路用高级轴承钢、新型高级齿轮钢、电站锅炉和石油用钢产量计划同比分别增长50%、30%和18%；新产品的产量计划同比增长16%；高合金钢、军工钢、易切削钢、非调质钢、电渣钢、特大规格棒材的产量和质量将大幅度提升。

（2）实施“立足湖北、挺进中原、渗透华东、辐射全国、加大出口”的市场策略。通过寻求战略伙伴、扩大直供销售、扩大个性化和差异化品种销售、积极发掘并扩大对成长性行业的销售、加大高效品种的市场开发等方式，实现产销率100%，其中出口材所占比例同比增长20%以上。

（3）以冶炼系统为重点，深入开展降本降耗攻关竞赛；以采购为源头，加强全过程的成本控制，不断降低采购、生产成本和管理费用；提高水资源、二次能源的利用率，最终实现成本降低2%的目标。

（4）以产品开发、工艺改进、设备配套为重心，继续完成去年结转和今年新开工的配套技术改造项目，进一步完善高标准的高洁净钢、特种冶炼、大规格棒材等生产线，提高生产线的自动化、高效化、专业化的水平，达到“调整结构、提高质量、降低消耗、改善环境”的目标。

（5）积极推行现代企业管理模式，坚持以人为本，培养创新型人才，优化组织结构，优化管理流程，强化全员培训，构建“基于岗位、体现能力、激励业绩”的薪酬体系，逐步建立具有公司特色的管理体系和管理制度。

4、公司实现经营计划的资金需求、使用计划及资金来源

2006年，现有的财务结构能够满足本公司正常生产经营的资金需求。

本公司计划投入自有资金1亿元，用于公司的技术改造。

5、公司面临的风险因素及对策

（1）产品结构和价格波动的风险：钢铁产能的快速增长导致市场供求关系发生变化，品种结构的矛盾日益突出；同时，钢材消费的正常回落与产能增长将影响钢材价格的变化。

对策：

- 调整品种结构，加大高附加值产品和新产品的开发力度，扩大冲模钢、军工钢、高压锅炉管坯钢等高效产品的产量，适应市场的需求；
- 对炼钢、轧钢生产线及配套设施进行改造，提高生产集约化和产品专业化的水平；
- 积极调整营销策略，提高直销比例，开拓潜在市场，增加产品出口。

（2）原料紧张和高价格的风险：钢铁产能的急剧增长，导致上游原料资源的紧张和高价位，可能造成生产成本上升。

对策：

- 按照经营目标的要求，建立挖潜降本指标体系，减少原材料高价格的影响；
- 调整供应策略，与供应商建立战略合作伙伴，减少中间环节；

根据原材料市场行情变化，控制合理库存。

6.2 主营业务分行业、产品情况表

请见6.1：管理层讨论与分析

6.3 主营业务分地区情况

请见6.1：管理层讨论与分析

6.4 募集资金使用情况

□适用 √不适用

6.5 非募集资金项目情况

√适用 □ 不适用

项目名称	项目投资额(万元)	项目进度	项目收益情况
新建2号高炉除尘配套设备工程	1,651	预计2006年2月完工	尚在建设中
银亮钢生产线工程	2,500	预计2006年3月完工	尚在建设中
四炼钢厂产品结构调整技术改造	1,290	预计2006年4月完工	尚在建设中
一轧钢850配套工程	530	预计2006年3月完工	341.39万元
锻钢5吨电液锤改造工程	182	预计2006年底完工	63.18万元
四炼钢RH精炼炉工程	1, 352	已于2005年9月完工	759.1万元
合计	7, 505		

6.6 董事会对会计师事务所"非标意见"的说明

□适用 √不适用

6.7 董事会本次利润分配或资本公积金转增股本预案

经普华永道中天会计师事务所有限公司审计，公司2005年度实现净利润80,367,507元。根据《公司章程》的规定，弥补以前年度亏损59,266,726元后可供分配利润21,100,781元，提取10%法定公积金2,110,078元，提取10%法定公益金2,110,078元后，本年度可供股东分配利润16,880,625元。公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

公司本报告期内盈利但未提出现金利润分配预案

√适用 □不适用

本报告期内盈利但未提出现金利润分配预案的原因	公司未分配利润的用途和使用计划
公司为进一步调整产品结构，适应钢铁市场的发展需求，谋求企业更快的发展和更高的效益。	进行完善工艺路线的配套改造。

§7 重要事项

7.1 收购资产

□适用 √不适用

7.2 出售资产

□适用 √不适用

7.3 重大担保

□适用 √不适用

7.4 重大关联交易

7.4.1 与日常经营相关的关联交易

√适用 □不适用

单位：（人民币）万元

关联方	向关联方销售产品和提供劳务		向关联方采购产品和接受劳务	
	交易金额	占同类交易金额的比例（%）	交易金额	占同类交易金额的比例（%）
冶钢集团有限公司	4,697.74	0.98	6,363.86	1.66
湖北新冶钢有限公司	108,182.87	22.64	60,372.01	15.75
冶钢集团进出口公司	47.85	0.01	7,997.58	2.09
江阴兴澄特种钢铁有限公司	276.21	0.06		
江阴泰富兴澄特种材料有限公司			2,415.03	0.63
合计	113,204.68	23.69	77,148.48	20.13

其中：报告期内公司向控股股东及其子公司销售产品或提供劳务的关联交易金额108,182.87万元。

7.4.2 关联债权债务往来

√适用 □不适用

单位：（人民币） 万元

关联方	向关联方提供资金		关联方向公司提供资金	
	发生额	余额	发生额	余额
冶钢集团有限公司	2,353.41	2,353.41	28,327.05	
冶钢集团进出口公司		9,170.41		
合计	2,353.41	11,523.82	28,327.05	

7.4.3 资金占用情况及清欠方案

√适用 □不适用

⑴公司与关联方债权债务往来资金占用情况及形成的原因：

截至2005年12月31日止，大股东及其关联企业资金占用余额为46,069万元，扣除无法收回的款项（已全额计提的坏账准备）后的余额为24,442万元。其中：

① 其他关联方冶钢集团有限公司占用资金2353万元，主要是本公司代冶钢集团有限公司偿还债务以及代其支付的电费所致。

② 受其他关联方控制的冶钢集团进出口公司占用资金22,089万元，主要是本公司委托冶钢集团进出口公司进口备件及工程设备的预付货款尚未结算的款项。

③ 同受其他关联方控制的下属各单位因资不抵债、账龄超过五年等原因无法偿还的占用资金共计21,627万元，本公司已于2004年前全额计提了坏账准备。

⑵对大股东及其关联方占用资金，将于2006年内清偿完，其中：

①其他关联方冶钢集团有限公司将于2006年12月前，用转让170无缝钢管公司、无缝钢管公司资产的余款来清偿完其占用的资金。

②受其他关联方控制的冶钢集团进出口公司将于2006年12月前，用可回收的资金来清偿完其占用的资金。

7.4.4 清欠方案是否能确保在2006年底彻底解决

√是 □否 □不适用

7.5 委托理财

□适用 √不适用

7.6 承诺事项履行情况

√适用 □不适用

1、本公司的第一大股东一湖北新冶钢有限公司（以下简称新冶钢）承诺赋予流通股股东一项认沽权利：在2007年2月6日（即改革方案实施之日起第十二个月的最后一个交易日）当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在2007年2月7日至2007年3月8日（合计三十日）期间内的任何一个交易日内，以每股3.80元（指人民币）的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。具体实施办法将于2007年2月6日之前的一个月内另行公告。

2、自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。具体实施办法届时将另行公告。

3、新冶钢、中信泰富（中国）投资有限公司（以下简称中信投资）承诺：该公司所持有的非流通股股份，自股权分置改革方案实施之日起，至少在36个月内不上市交易或者转让。现已委托公司董事会在证券监管部门办理了非流通股股份锁定的手续。

4、新冶钢承诺于股权分置改革相关股东会议的股权登记日之前解决冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计18,887.77万元的债务，并为该等债务提供不可撤销的连带责任保证。

为实施股权分置改革方案，新冶钢承诺在股权分置改革相关股东会议股权登记日前，在证券监管部门指定的银行帐户内存入126,950,400元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行认沽权义务所需资金的20%。此外，新冶钢承诺在股权分置改革相关股东会议股权登记日前，获得经证券监管部门认可的商业银行对新冶钢全部履行认沽权义务所需资金的80%的不可撤销的连带责任担保。

上述承诺事项已按期实现。在公司股权分置改革相关股东会议股权登记日之前，冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司1.8亿元的款项已在承诺的期限内全部收回；新冶钢已在规定的时间内在证券监管部门指定的银行帐户内存入126, 950, 400元资金作为实施认沽权的履约保证金，并申请

冻结至承诺有效期届满之日后；新冶钢已办理了经证券监管部门认可的商业银行对新冶钢全部履行认沽权义务资金的80%的不可撤消的连带责任担保。相关公告刊登在2006年1月10日的《中国证券报》上。

7.7 重大诉讼仲裁事项

☐适用 √不适用

§8 监事会报告

公司监事会认为：公司依法运作、公司财务情况、公司最近一次募集资金使用情况和关联交易不存在问题。

§9 财务报告

9.1 审计意见

本公司2005年度财务报告经普华永道中天会计师事务所有限公司，注册会计师许丽周、王斌签字出具了普华永道中天审字(2006)第1234号标准无保留意见的审计报告。

9.2 披露比较式合并及母公司的资产负债表、利润表及利润分配表和现金流量表。

大冶特殊钢股份有限公司

2005年12月31日资产负债表

(除特别注明外，金额单位为人民币元)

资产	附注	2005年12月31日	2004年12月31日
流动资产			
货币资金	四(1)	172,948,816	327,589,985

短期投资	四(2)	3,000,000	3,000,000
应收票据	四(3)	161,314,079	133,579,006
应收账款	四(4)	78,232,851	256,105,227
其他应收款	四(4)	34,207,714	311,604,887
预付账款	四(5)	264,072,344	447,489,603
存货	四(6)	712,235,113	852,548,178
流动资产合计		1,426,010,917	2,331,916,886
长期投资			
长期股权投资	四(7)	-	-
长期投资合计		-	-
固定资产			
固定资产-原价		2,612,146,751	2,645,378,869
减：累计折旧		(1,078,456,022)	(1,007,729,629)
固定资产-净值		1,533,690,729	1,637,649,240
减：固定资产减值准备		-	-
固定资产-净额	四(8)	1,533,690,729	1,637,649,240
工程物资	四(9)	51,595,494	31,254,814
在建工程	四(10)	129,678,816	28,893,895
固定资产合计		1,714,965,039	1,697,797,949
无形资产	四(11)	32,155,094	33,055,094
资产总计		3,173,131,050	4,062,769,929

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005年12月31日资产负债表（续）

(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2005年12月31日	2004年12月31日
流动负债			
短期借款	四(12)	289,670,000	1,050,150,000
应付票据	四(13)	242,790,000	565,420,000

应付账款	四(14)	687,388,757	726,568,733
预收账款	四(15)	76,455,370	143,141,411
应付工资	四(16)	10,013,529	9,750,975
应付福利费		9,378,060	12,041,566
应付股利		53,700	53,700
应交税金	四(17)	41,954,265	49,126,327
其他应交款	四(18)	27,925,921	13,262,016
其他应付款	四(19)	120,596,324	107,946,189
预提费用	四(20)	32,240,441	43,170,454
一年内到期的长期借款	四(21)	266,185,455	54,649,511
流动负债合计		1,804,651,822	2,775,280,882
长期借款	四(21)	400,000,000	409,991,250
负债合计		2,204,651,822	3,185,272,132
股东权益			
股本	四(22)	449,408,480	449,408,480
资本公积	四(23)	449,759,817	1,047,874,832
盈余公积	四(24)	52,430,306	103,061,134
未分配利润/(累计亏损)	四(25)	16,880,625	(722,846,649)
股东权益合计		968,479,228	877,497,797
负债及股东权益总计		3,173,131,050	4,062,769,929

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005年度利润表

(除特别注明外，金额单位为人民币元)

项目	附注	2005年度	2004年度

一、主营业务收入	四(26)	4,446,239,395	3,810,099,149
减：　主营业务成本	四(26)	4,198,591,832	3,562,669,846
主营业务税金及附加	四(27)	23,943,347	13,815,733
二、主营业务利润		223,704,216	233,613,570
加：　其他业务利润	四(28)	11,860,941	15,003,445
减：　营业费用		29,427,495	27,602,847
管理费用		61,340,921	80,710,214
财务费用-净额	四(29)	57,818,253	82,230,190
三、营业利润		86,978,488	58,073,764
加：　补贴收入		300,000	-
营业外收入	四(30)	793,146	2,215,024
减：　营业外支出	四(30)	7,704,127	33,274,233
四、利润总额		80,367,507	27,014,555
减：　所得税	三(3)	-	-
五、净利润		80,367,507	27,014,555

补充资料：

项目	2005年度	2004年度
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更增加/(减少)利润/(亏损)总额	-	-
4.会计估计变更增加/(减少)利润/(亏损)总额	-	-
5.债务重组损失	1,059,806	2,607,942
6.其他	-	-

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005年度利润表（续）

(除特别注明外，金额单位为人民币元)

项　　目	附注	2005年度	2004年度
一、净利润		80,367,507	27,014,555
加：年初累计亏损		(722,846,649)	(749,861,204)

资本公积转入	四(23)	608,728,939	-
盈余公积转入	四(24)	54,850,984	-
二、可供分配的利润/(累计亏损)		21,100,781	(722,846,649)
减：提取法定盈余公积		2,110,078	-
提取法定公益金		2,110,078	-
三、可供股东分配的利润/(累计亏损)	四(25)	16,880,625	(722,846,649)
四、未分配利润/(累计亏损)		16,880,625	(722,846,649)

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005年度现金流量表

(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		5,571,818,100
收到的其他与经营活动有关的现金		14,156,163

现金流入小计		5,585,974,263
购买商品、接受劳务支付的现金		(5,042,326,424)
支付给职工以及为职工支付的现金		(86,123,949)
支付的各项税费		(224,511,237)
支付的其他与经营活动有关的现金	四(31)	(39,310,063)
现金流出小计		(5,392,271,673)
经营活动产生的现金流量净额		193,702,590
二、投资活动产生的现金流量		
收回关联方往来的现金	四(4)	283,270,539
处置固定资产所收回的现金净额		3,104,014
收到的其他与投资活动有关的现金		130,000
现金流入小计		286,504,553
购建固定资产所支付的现金		(85,079,604)
代关联方支付的现金		(23,534,076)
现金流出小计		(108,613,680)
投资活动产生的现金流量净额		177,890,873
三、筹资活动产生的现金流量		
借款所收到的现金		1,264,054,127
收到的其他与筹资活动有关的现金		950,278
开出银行票据与取得借款所减少支付的保证金		104,152,446
现金流入小计		1,369,156,851
偿还债务所支付的现金		(1,727,683,638)
偿付利息所支付的现金		(63,555,399)
现金流出小计		(1,791,239,037)
筹资活动产生的现金流量净额		(422,082,186)
四、汇率变动对现金的影响		-
五、现金净减少额	四(1)	(50,488,723)

公司负责人：蔡星海　　　总经理：钱刚　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005 年度现金流量表(续)

(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	80,367,507
调整: 计提的资产减值准备	10,102,241

计提的固定资产折旧	109,259,713
无形资产摊销	900,000
预提费用的增加	(10,930,013)
处置固定资产的损失	4,931,327
财务费用	68,643,027
存货的减少	125,223,953
经营性应收项目的减少	168,291,601
经营性应付项目的减少	(363,086,766)
经营活动产生现金流量净额	193,702,590
2、不涉及现金收支的投资和筹资活动	101,500,000
3、现金净减少情况	
现金的年末余额	69,531,139
减：现金的年初余额	(120,019,862)
现金净减少额	(50,488,723)

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

9.3　与最近一期年度报告相比，会计政策、会计估算和核算方法未发生变化。

9.4　报告期内，公司无重大会计差错的内容及更正金额。

9.5　与最近一期年度报告相比，合并范围未发生变化。

大冶特殊钢股份有限公司

董　　事　　会

2006年3月19日

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 **2005** 年度會計報表及審計報告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司

2005 年度会计报表及审计报告

PRICEWATERHOUSECOOPERS
普华永道

普华永道中天会计师事务所有限公司
中华人民共和国
上海 200021
湖滨路202号
普华永道中心11楼
电话：+86 (21) 6123 8888
传真：+86 (21) 6123 8800

审计报告

普华永道中天审字(2006)第1234号

大冶特殊钢股份有限公司全体股东：

我们审计了后附的大冶特殊钢股份有限公司(以下简称“贵公司”)2005年12月31日的资产负债表、2005年度利润表、利润分配表和现金流量表。这些会计报表的编制是贵公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述贵公司会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了贵公司2005年12月31日的财务状况以及2005年度的经营成果和现金流量。

普华永道中天
会计师事务所有限公司

注册会计师 许丽周

中国 上海市
2006年3月19日

注册会计师 王斌

大冶特殊钢股份有限公司

2005年度会计报表及审计报告

内容 | 页码

大冶特殊钢股份有限公司

2005 年 12 月 31 日资产负债表
(除特别注明外，金额单位为人民币元)

资产	附注	2005 年 12 月 31 日	2004 年 12 月 31 日
流动资产			
货币资金	四(1)	172,948,816	327,589,985
短期投资	四(2)	3,000,000	3,000,000
应收票据	四(3)	161,314,079	133,579,006
应收账款	四(4)	78,232,851	256,105,227
其他应收款	四(4)	34,207,714	311,604,887
预付账款	四(5)	264,072,344	447,489,603
存货	四(6)	712,235,113	852,548,178
流动资产合计		1,426,010,917	2,331,916,886
长期投资			
长期股权投资	四(7)	-	-
长期投资合计		-	-
固定资产			
固定资产-原价		2,612,146,751	2,645,378,869
减：累计折旧		(1,078,456,022)	(1,007,729,629)
固定资产-净值		1,533,690,729	1,637,649,240
减：固定资产减值准备		-	-
固定资产-净额	四(8)	1,533,690,729	1,637,649,240
工程物资	四(9)	51,595,494	31,254,814
在建工程	四(10)	129,678,816	28,893,895
固定资产合计		1,714,965,039	1,697,797,949
无形资产	四(11)	32,155,094	33,055,094
资产总计		3,173,131,050	4,062,769,929

大冶特殊钢股份有限公司

2005 年 12 月 31 日资产负债表(续)
(除特别注明外，金额单位为人民币元)

负债及股东权益	附注	2005 年 12 月 31 日	2004 年 12 月 31 日
流动负债			
短期借款	四(12)	289,670,000	1,050,150,000
应付票据	四(13)	242,790,000	565,420,000
应付账款	四(14)	687,388,757	726,568,733
预收账款	四(15)	76,455,370	143,141,411
应付工资	四(16)	10,013,529	9,750,975
应付福利费		9,378,060	12,041,566
应付股利		53,700	53,700
应交税金	四(17)	41,954,265	49,126,327
其他应交款	四(18)	27,925,921	13,262,016
其他应付款	四(19)	120,596,324	107,946,189
预提费用	四(20)	32,240,441	43,170,454
一年内到期的长期借款	四(21)	266,185,455	54,649,511
流动负债合计		1,804,651,822	2,775,280,882
长期借款	四(21)	400,000,000	409,991,250
负债合计		2,204,651,822	3,185,272,132
股东权益			
股本	四(22)	449,408,480	449,408,480
资本公积	四(23)	449,759,817	1,047,874,832
盈余公积	四(24)	52,430,306	103,061,134
未分配利润/(累计亏损)	四(25)	16,880,625	(722,846,649)
股东权益合计		968,479,228	877,497,797
负债及股东权益总计		3,173,131,050	4,062,769,929

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005 年度利润表
(除特别注明外，金额单位为人民币元)

项目	附注	2005 年度	2004 年度
一、主营业务收入	四(26)	4,446,239,395	3,810,099,149
减： 主营业务成本	四(26)	4,198,591,832	3,562,669,846
主营业务税金及附加	四(27)	23,943,347	13,815,733
二、主营业务利润		223,704,216	233,613,570
加： 其他业务利润	四(28)	11,860,941	15,003,445
减： 营业费用		29,427,495	27,602,847
管理费用		61,340,921	80,710,214
财务费用-净额	四(29)	57,818,253	82,230,190
三、营业利润		86,978,488	58,073,764
加： 补贴收入		300,000	-
营业外收入	四(30)	793,146	2,215,024
减： 营业外支出	四(30)	7,704,127	33,274,233
四、利润总额		80,367,507	27,014,555
减： 所得税	三(3)	-	-
五、净利润		80,367,507	27,014,555

补充资料：

项目	2005 年度	2004 年度
1.出售、处置部门或被投资单位所得收益	-	-
2.自然灾害发生的损失	-	-
3.会计政策变更增加/(减少)利润/(亏损)总额	-	-
4.会计估计变更增加/(减少)利润/(亏损)总额	-	-
5.债务重组损失	1,059,806	2,607,942
6.其他	-	-

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005 年度利润分配表
(除特别注明外，金额单位为人民币元)

项　　目	附注	2005 年度	2004 年度
一、净利润		80,367,507	27,014,555
加：年初累计亏损		(722,846,649)	(749,861,204)
资本公积转入	四(23)	608,728,939	-
盈余公积转入	四(24)	54,850,984	-
二、可供分配的利润/(累计亏损)		21,100,781	(722,846,649)
减：提取法定盈余公积		2,110,078	-
提取法定公益金		2,110,078	-
三、可供股东分配的利润/(累计亏损)	四(25)	16,880,625	(722,846,649)
四、未分配利润/(累计亏损)		16,880,625	(722,846,649)

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　　　总经理：钱刚　　　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

2005 年度现金流量表
(除特别注明外，金额单位为人民币元)

	附注	
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		5,571,818,100
收到的其他与经营活动有关的现金		14,156,163
现金流入小计		5,585,974,263
购买商品、接受劳务支付的现金		(5,042,326,424)
支付给职工以及为职工支付的现金		(86,123,949)
支付的各项税费		(224,511,237)
支付的其他与经营活动有关的现金	四(31)	(39,310,063)
现金流出小计		(5,392,271,673)
经营活动产生的现金流量净额		193,702,590
二、投资活动产生的现金流量		
收回关联方往来的现金	四(4)	283,270,539
处置固定资产所收回的现金净额		3,104,014
收到的其他与投资活动有关的现金		130,000
现金流入小计		286,504,553
购建固定资产所支付的现金		(85,079,604)
代关联方支付的现金		(23,534,076)
现金流出小计		(108,613,680)
投资活动产生的现金流量净额		177,890,873
三、筹资活动产生的现金流量		
借款所收到的现金		1,264,054,127
收到的其他与筹资活动有关的现金		950,278
开出银行票据与取得借款所减少支付的保证金		104,152,446
现金流入小计		1,369,156,851
偿还债务所支付的现金		(1,727,683,638)
偿付利息所支付的现金		(63,555,399)
现金流出小计		(1,791,239,037)
筹资活动产生的现金流量净额		(422,082,186)
四、汇率变动对现金的影响		-
五、现金净减少额	四(1)	(50,488,723)

大冶特殊钢股份有限公司

2005 年度现金流量表(续)
(除特别注明外，金额单位为人民币元)

补充资料	
1、将净利润调节为经营活动的现金流量	
净利润	80,367,507
调整: 计提的资产减值准备	10,102,241
计提的固定资产折旧	109,259,713
无形资产摊销	900,000
预提费用的增加	(10,930,013)
处置固定资产的损失	4,931,327
财务费用	68,643,027
存货的减少	125,223,953
经营性应收项目的减少	168,291,601
经营性应付项目的减少	(363,086,766)
经营活动产生现金流量净额	193,702,590
2、不涉及现金收支的投资和筹资活动	101,500,000
3、现金净减少情况	
现金的年末余额	69,531,139
减：现金的年初余额	(120,019,862)
现金净减少额	(50,488,723)

后附会计报表附注为会计报表的组成部分。

公司负责人：蔡星海　　总经理：钱刚　　主管会计工作负责人：王培熹

大冶特殊钢股份有限公司

会计报表附注
2005 年度
(除特别注明外，金额单位为人民币元)

一 公司简介

(1) 背景

大冶特殊钢股份有限公司 (以下简称“本公司”)是于 1993 年 4 月 22 日经湖北省体改委鄂改[1993]178 号文批准，由大冶钢厂(现冶钢集团有限公司)作为主要发起人，联合东风汽车公司、襄阳轴承厂(现襄阳汽车轴承股份有限公司)以定向募集方式设立的股份有限公司，总股本原为 20,922.8 万股，发起人股 17,882.8 万股，其中：冶钢集团有限公司(“冶钢集团”)持有国家股 17,122.8 万股，东风汽车公司持有 532 万股、襄阳汽车轴承股份有限公司持有 228 万股，其他社会法人持有 760 万股，内部职工持有 2,280 万股。1997 年 3 月在深圳证券交易所公开发行 7,000 万社会公众股，证券代码 000708。

于 1997 年 8 月经过湖北省证券监督管理委员会[1997]30 号文批准，本公司 1997 年采用向全体股东每 10 股送红股 3 股，资本公积转增 2 股，公司股本由 27,922.8 万股增至 41,884.2 万股。

经过中国证券监督管理委员会 1998 年 5 月证监上[1998]49 号文批准，本公司按股本 41,884.2 万股计算实施配股，每 10 股配 2 股，其中：国家股股东冶钢集团可获配股 5,136.84 万股，其下属机械制造公司经评估后的净资产 1,363.24 万元折股认购 272.648 万股，其余 4,864.192 万股予以放弃。法人股可获配股 456 万股，各法人股股东全部放弃。社会公众股和内部职工股的股东以现金认购 2,100 万股和 684 万股。总股本增至为 44,940.848 万股。2000 年 3 月 16 日公司内部职工股上市流通，截至 2005 年 12 月 31 日，已上市流通股达 16,704 万股。

2004 年 12 月 20 日湖北新冶钢有限公司(“新冶钢”)分别受让中融国际信托投资有限公司 4,230 万股、北京方程兴业投资有限公司 1,530 万股、北京颐和丰业投资有限公司 1,500 万股、合肥银信投资管理有限公司 1,005 万股以及北京龙聚兴投资顾问有限公司 397 万股法人股，合计 8,662 万股法人股，占本公司总股本的 19.27%。该等法人股已于 2004 年 12 月 20 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。

2004 年 12 月 20 日湖北省黄石市中级人民法院司法拍卖了本公司原控股股东冶钢集团持有的本公司 174,618,480 股国家股(占本公司总股本的 38.86%)：其中中信泰富(中国)投资有限公司(“中信投资”)以每股人民币 2.29 元竞买本公司 126,618,480 股，占本公司总股本的 28.18%；新冶钢以每股 2.29 元竞买 48,000,000 股，占本公司总股本的 10.68%。该等法人股已于 2005 年 10 月 31 日在中国证券登记结算有限责任公司深圳分公司完成过户登记手续。中信投资和新冶钢的实际控制人均为中信泰富有限公司(“中信泰富”)。

以上股权转让交易完成后，新冶钢持有本公司总股本的 29.95%，成为本公司第一大股东。冶钢集团不再持有本公司股份。

鉴于中信投资系外商投资企业，根据《关于设立外商投资股份有限公司若干问题的暂行规定》以及相关国家审批部门的批准，本公司于 2005 年 7 月 1 日正式变更为外商投资的股份有限公司。

一 公司简介(续)

(1) 背景(续)

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案。根据该项股权分置改革方案，新冶钢向全体流通股股东作出包括承诺赋予流通股股东一项认沽权利的对价安排；自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股份性质变更为有限售条件的流通股，股票简称由“大冶特钢”变更为“G 特钢”，股票代码不变。

(2) 业务范围

公司经批准的经营范围为钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

二 主要会计政策、会计估计和会计报表的编制方法

(1) 会计报表的编制基础

本会计报表按照国家颁布的企业会计准则和《企业会计制度》编制。

(2) 会计年度

本公司会计年度为公历 1 月 1 日起至 12 月 31 日止。

(3) 记账本位币

本公司的记账本位币为人民币。

(4) 记账基础和计价原则

本公司的记账基础为权责发生制。资产在取得时按实际成本入账；如果以后发生减值，则计提相应的减值准备。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(5) 外币业务核算方法

外币业务按业务发生当日中国人民银行公布的基准汇率折算为人民币入账。于资产负债表日以外币为单位的货币性资产和负债，按该日中国人民银行公布的基准汇率折算为人民币，所产生的折算差额除了固定资产购建期间专门外币资金借款产生的汇兑损益按资本化的原则处理外，直接计入当期损益。

(6) 现金

列示于现金流量表中的现金是指库存现金及可随时用于支付的存款。

(7) 短期投资

短期投资包括能够随时变现并且持有时间不准备超过一年的基金投资。短期投资于取得时以实际发生的投资成本扣除已宣告但尚未领取的现金股利计价。短期投资持有期间所收到的现金股利等收益除已计入应收项目的现金股利外，均直接冲减投资成本。

于资产负债表日短期投资按成本与市价孰低法核算，对市价低于成本的部分计提短期投资跌价准备并计入当期投资损失。短期投资跌价准备按单项投资计算并确认。若短期投资的市价已超过其账面价值，跌价准备在以前年度已确认的跌价损失范围内予以转回。

(8) 应收款项及坏账准备

应收款项包括应收账款及其他应收款。本公司对可能发生的坏账损失采用备抵法核算。应收款项以实际发生额减去坏账准备后的净额列示。

(a) 坏账准备的计提

- 应收非关联方款项

本公司对应收款项的可收回性作出具体评估后计提坏账准备。当有迹象表明应收款项的回收出现困难时，计提专项坏账准备；对于其他未计提专项坏账准备的应收款项，运用账龄分析法按以下比例计提一般坏账准备：

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(8)　应收款项及坏账准备(续)

(a)　坏账准备的计提(续)

账龄	比例
一年以内	3%
一到二年	10%
二到三年	30%
三到四年	50%
四到五年	80%
五年以上	100%

- 应收关联方款项

本公司对应收关联方账款的可收回性作出具体评估后计提坏账准备。

(b)　坏账损失确认标准

因凡债务人破产或债务单位已撤销，依据法律清偿后确实无法收回的应收款项；债务人死亡，既无遗产可供清偿，又无义务承担人，确实无法收回的应收款项；债务人资不抵债、现金流量严重不足等逾期未能履行偿债义务，且具有明显特征表明无法收回的应收款项，确认为坏账，经董事会(超过净资产的 5%时，需经股东大会)批准核销后，冲销已提取的相应坏账准备。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(9) 存货

存货包括原材料、在产品、产成品、备件和辅助材料等。

存货计价方法：存货于取得时按实际成本入账，原材料和在产品按计划成本进行核算。发出和领用存货时，按计划成本核算的存货月末结转应负担的成本差异调整为实际成本；备件和低值易耗品在领用时采用一次转销法核算成本；产成品的发出采用后进先出法核算。产成品和在产品成本包括原材料、直接人工及按正常生产能力下适当比例分摊的所有间接生产费用。

存货盘存采用永续盘存制。

期末存货按成本与可变现净值孰低法计价列示，并计提存货跌价准备，可变现净值是指在正常生产经营过程中，以存货估计售价减去估计至完工将要发生的成本及销售费用及相关税金后的金额确定。

(10) 长期投资

长期投资是除短期投资以外的投资，包括本公司对子公司的股权投资及其他准备持有超过一年的股权投资。

长期投资由于市价持续下跌或被投资公司经营状况恶化等原因导致其可收回金额低于账面价值时，按可收回金额低于长期投资账面价值的差额，计提长期投资减值准备。可收回金额是指其销售净价与其使用价值两者之中的较高者。销售净价是指在熟悉交易情况的交易各方之间自愿进行的公平交易中，通过销售该项资产而取得的收入扣除处置费用后的金额。使用价值指预期从资产的持续使用和使用寿命结束时的处置中形成的预计未来现金流量的现值。

如果有迹象表明以前年度据以计提减值准备的各种因素发生变化，使得该项投资的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(11) 固定资产和折旧

固定资产是指为生产商品或经营管理而持有的、使用期限在一年以上且单位价值较高的有形资产。自 2001 年 1 月 1 日起利用土地建造自用项目时，土地使用权的账面价值构成房屋、建筑物成本的一部分。

购置或新建的固定资产按取得时的成本作为入账价值。对本公司在改制时进行评估的固定资产，按其经国有资产管理部门确认后的评估值作为入账价值。置换入的资产以换出资产账面原值减去累计折旧加上补价和应支付的相关税费，作为换入资产入账价值。

固定资产折旧采用直线法并按其入账价值减去预计净残值后在预计使用年限内计提。对计提了减值准备的固定资产，则在未来期间按扣减减值准备后的账面价值及尚可使用年限确定折旧额。

固定资产的预计使用年限、净残值率及年折旧率列示如下：

	预计使用年限	预计净残值率	年折旧率
房屋及建筑物一成本	37-50 年	3 %	1.94% 至 2.62%
机器设备	12-15 年	8 %	6.13% 至 7.67%
运输工具	8-12 年	8 %	7.67% 至 11.50%
计算机及电子设备	8-12 年	8 %	7.67% 至 11.50%

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(11) 固定资产和折旧(续)

固定资产出售、转让、报废或毁损的处置收入扣除其账面价值和相关税费后的差额计入营业外收入或支出。

固定资产的修理及维护支出于发生时计入当期费用。固定资产的重大改建、扩建、改良及装修等后续支出，在使该固定资产可能流入企业的经济利益超过了原先的估计时，予以资本化。重大改建、扩建及改良等后续支出按直线法于固定资产尚可使用期间内计提折旧，装修支出按直线法在预计受益期间内计提折旧。

期末对固定资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项固定资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(12) 在建工程

在建工程指兴建中或安装中的资本性资产，以实际发生的支出作为工程成本入账。工程成本包括建筑费用及其他直接费用/机器设备原价及安装费用，以及在资产达到预定可使用状态之前为该项目专门借款所发生的借款费用。在建工程在达到预定可使用状态时，转入固定资产并自次月起开始计提折旧。

如果有迹象或环境变化显示单项在建工程账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。如果有迹象表明以前年度据以计提资产减值准备的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(13) 无形资产 -土地使用权

以支付土地出让金方式取得的土地使用权，按照实际支付的价款入账，于开始建造项目前作为无形资产核算，并采用直线法按预计使用年限 50 年摊销。自 2001 年 1 月 1 日起，利用土地建造项目时，将相应土地使用权的账面价值全部转入在建工程成本。

期末对无形资产按照账面价值与可收回金额孰低计量。如果有迹象或环境变化显示单项无形资产账面价值可能超过其可收回金额时，本公司将对该项资产进行减值测试。若该单项资产的账面价值超过其可收回金额，其差额确认为减值损失。

如果有迹象表明以前年度据以计提资产减值的各种因素发生变化，使得该资产的可收回金额大于其账面价值，减值准备在以前年度已确认的减值损失范围内予以转回。转回后该资产的账面价值不超过不考虑减值因素情况下计算的资产账面净值。

(14) 借款费用

为购建固定资产而发生专门借款所产生的利息及汇兑损益等借款费用，在资产支出及借款费用已经发生、并且为使资产达到预定可使用状态所必要的购建活动已经开始时，开始资本化并计入该资产的成本。当购建的固定资产达到预定可使用状态时停止资本化，其后发生的借款费用计入当期损益。

其他借款发生的借款费用，于发生时计入当期财务费用。

(15) 预计负债及或有负债

因对外提供担保、未决诉讼等事项形成的某些现时义务，且该义务的履行很可能会导致经济利益的流出，在该支出金额能够可靠计量时，确认为预计负债。预计负债按照以前年度的相关经验以最佳估计金额入账。

如果上述义务的履行导致经济利益流出企业的可能性较低，或是无法对有关金额作出可靠的估计，该义务将被披露为或有负债。

二 主要会计政策、会计估计和会计报表的编制方法 (续)

(16) 职工社会保障及福利

本公司的在职职工参加由当地政府机构设立及管理的职工社会保障体系，包括养老及医疗保险、住房公积金及其他社会保障制度。除此以外，本公司并无其他重大职工福利承诺。

根据有关规定，本公司按工资总额的一定比例且在不超过规定上限的基础上提取保险费及公积金，并向劳动和社会保障机构缴纳，相应的支出计入当期成本或费用。

(17) 股利分配

股东大会批准的拟分配的现金股利于批准的当期确认为负债。

(18) 收入确认

(a) 销售产品

在已将产品所有权上的主要风险和报酬转移给购货方，并且不再对该产品实施继续管理和控制，与交易相关的经济利益能够流入本公司，相关的收入和成本能够可靠计量时确认销售收入的实现。

(b) 提供劳务

在提供劳务交易的总收入和总成本能够可靠地计量，与交易相关的经济利益很可能流入企业，劳务的完成程度能够可靠地确定时，确认收入。

(c) 其他收入按下列基础确认：

利息收入按存款的存续期间和合同或协议规定的利率计算确认。

补贴收入于收到时确认。

二　主要会计政策、会计估计和会计报表的编制方法 (续)

(19)　所得税的会计处理方法

本公司企业所得税费用的会计处理采用应付税款法，当期所得税费用按当期应纳税所得额及税率计算确认。

三　税项

(1)　本公司适用的主要税种及其税率列示如下：

税种	税率	计税基础
企业所得税	33%	应纳税所得额
增值税	13% 或 17%	煤、矿石、蒸汽、水、煤气按应纳税销售额的13%扣除当期允许抵扣的进项税后的余额计缴，其余按照应纳税销售额的17%扣除当期允许抵扣的进项税后的余额计缴
营业税	3-5%	运输、计控及技术中心服务收入
城市维护建设税	7%	应纳增值税额、营业税额

(2)　经2005年11月28日黄石市所属国家税务局批准，同意本公司359,828,170元坏账准备在2004年度税前抵扣。

(3)　收入减去成本、费用及损益并按税收法规进行纳税调整后的余额为应纳税所得额。本公司2004年度及2005年度均无应纳税所得额，无需缴纳企业所得税。

四　会计报表主要项目注释

(1)　货币资金

	2005 年 12 月 31 日	2004 年 12 月 31 日
现金	242	2,279
银行存款	67,909,715	122,749,856
其他货币资金	105,038,859	204,837,850
	172,948,816	327,589,985

于 2005 年 12 月 31 日，本公司以 103,417,677 元(2004 年 12 月 31 日：170,990,271 元)的其他货币资金作为开出银行承兑汇票的保证金(附注四(13))。

列示于现金流量表的现金包括：

	2005 年 12 月 31 日
2005 年 12 月 31 日货币资金余额	172,948,816
减：受限制的银行存款	(103,417,677)
2005 年 12 月 31 日现金余额	69,531,139
2004 年 12 月 31 日货币资金余额	327,589,985
减：受限制的银行存款	(207,570,123)
2004 年 12 月 31 日现金余额	120,019,862
现金净减少额	50,488,723

(2)　短期投资

	2005 年 12 月 31 日	2004 年 12 月 31 日
基金投资	3,000,000	3,000,000

短期投资为 2004 年从中国农业银行购买的开放式基金 - 长信利息收益基金。该投资并无变现及收益汇回的重大限制。

四 会计报表主要项目注释 (续)

(3) 应收票据

	2005 年 12 月 31 日	2004 年 12 月 31 日
银行承兑汇票	161,314,079	133,579,006

于 2005 年 12 月 31 日，本公司以 2,960,000 元(2004 年 12 月 31 日：11,860,000 元)的应收票据，作为开出银行承兑汇票的质押(附注四(13))。

(4) 应收账款及其他应收款

(a) 应收账款

	2005 年 12 月 31 日	2004 年 12 月 31 日
应收账款 (i)	225,548,289	811,204,042
减：专项坏账准备 (ii)	(14,994,449)	(387,780,803)
减：一般坏账准备	(132,320,989)	(167,318,012)
	78,232,851	256,105,227

(i) 根据 2005 年 6 月 9 日股东大会通过的《关于核销资产损失的议案》决议，本公司核销无法收回的应收账款，并相应冲销已计提的坏账准备共 412,551,703 元。

(ii) 原第一大股东冶钢集团下属的冶钢集团实业总公司(“冶钢实业”)及冶钢龙腾实业总公司(“龙腾实业”)于 2005 年 12 月 31 日的余额分别为 10,397,058 元和 4,597,391 元。经确认，上述两家公司因经营情况恶化，现金严重不足等原因已无法偿还债务，本公司已对该余额全额计提专项坏账准备共 14,994,449 元(2004 年 12 月 31 日：14,994,449 元)。

(iii) 年末应收账款前五名债务人欠款金额合计为 120,723,772 元，占应收账款总额的 54%。

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款 (续)

(a) 应收账款 (续)

2005 年 12 月 31 日的应收账款账龄及相应的坏账准备分析如下：

	2005 年 12 月 31 日					
	应收账款总额	专项坏账准备	计提专项坏账准备后余额	一般坏账准备计提比例	一般坏账准备	坏账准备合计(包括一般坏账准备及专项坏账准备)
1 年以内	76,425,330	-	76,425,330	3%	(2,292,760)	(2,292,760)
1-2 年	1,909,997	-	1,909,997	10%	(190,999)	(190,999)
2-3 年	172,977	-	172,977	30%	(51,893)	(51,893)
3-4 年	1,616,078	-	1,616,078	50%	(808,039)	(808,039)
4-5 年	7,260,801	-	7,260,801	80%	(5,808,641)	(5,808,641)
5 年以上	138,163,106	(14,994,449)	123,168,657	100%	(123,168,657)	(138,163,106)
合计	225,548,289	(14,994,449)	210,553,840		(132,320,989)	(147,315,438)

四 会计报表主要项目注释(续)

(4) 应收账款及其他应收款 (续)

(a) 应收账款 (续)

2004 年 12 月 31 日的应收账款账龄及相应的坏账准备分析如下：

	2004 年 12 月 31 日					
	应收账款总额	专项坏账准备	计提专项坏账准备后余额	一般坏账准备计提比例	一般坏账准备	坏账准备合计(包括一般坏账准备及专项坏账准备)
1 年以内	246,610,911	(579,547)	246,031,364	3%	(622,927)	(1,202,474)
1-2 年	5,520,594	(4,739,880)	780,714	10%	(78,071)	(4,817,951)
2-3 年	21,910,982	(19,811,825)	2,099,157	30%	(629,747)	(20,441,572)
3-4 年	31,373,414	(20,438,053)	10,935,361	50%	(5,467,681)	(25,905,734)
4-5 年	49,711,498	(34,426,214)	15,285,284	80%	(12,228,227)	(46,654,441)
5 年以上	456,076,643	(307,785,284)	148,291,359	100%	(148,291,359)	(456,076,643)
合计	811,204,042	(387,780,803)	423,423,239		(167,318,012)	(555,098,815)

四　会计报表主要项目注释 (续)

(4)　应收账款及其他应收款 (续)

(b)　其他应收款

	2005 年 12 月 31 日	2004 年 12 月 31 日
其他应收款－关联方	115,238,224	374,974,687
其他应收款－非关联方	23,897,997	41,486,732
减：专项坏账准备	(91,704,148)	(91,704,148)
减：一般坏账准备	(13,224,359)	(13,152,384)
	34,207,714	311,604,887

其他应收款账龄及相应的坏账准备分析如下：

	2005 年 12 月 31 日			2004 年 12 月 31 日		
	金额	比例(%)	坏账准备	金额	比例(%)	坏账准备
账龄						
1 年以内	34,797,530	25%	(1,043,926)	311,965,173	75%	(860,839)
1 - 2 年	460,887	0%	(46,089)	-	0%	-
2 - 3 年	-	0%	-	91,708,453	22%	(91,705,440)
3 - 4 年	91,708,453	66%	(91,706,300)	764,182	0%	(382,091)
4 - 5 年	185,794	0%	(148,636)	577,247	0%	(461,798)
5 年以上	11,983,557	9%	(11,983,557)	11,446,364	3%	(11,446,364)
合计	139,136,221	100%	(104,928,507)	416,461,419	100%	(104,856,532)

年末其他应收款前五名债务人欠款金额合计为 125,301,194 元，占其他应收款总额的 90%。

2005 年度其他应收款余额大幅减少是由于本公司收回关联方往来 283,270,539 元现金所致。

(c)　于 2005 年 12 月 31 日应收账款及其他应收款中无持有本公司 5%(含 5%)以上表决权股份的股东的欠款。

四　会计报表主要项目注释 (续)

(5) 预付账款

	2005 年 12 月 31 日		2004 年 12 月 31 日	
	金额	比例(%)	金额	比例(%)
账龄				
1 年以内	33,238,513	13%	446,346,894	100%
1 - 2 年 (a)	230,071,194	87%	452,249	0%
2 - 3 年	595,844	0%	690,460	0%
3 年以上	166,793	0%	-	0%
	264,072,344	100%	447,489,603	100%

(a) 两年以内的预付账款余额中的 220,889,060 元，主要是本公司委托原第一大股东冶钢集团下属子公司-冶钢集团进出口公司(“进出口公司”)进口设备及备件而形成的，于 2005 年 12 月 31 日尚未最终结算的预付货款。

(b) 于 2005 年 12 月 31 日，预付账款中无预付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

(6) 存货

	2005 年 12 月 31 日	2004 年 12 月 31 日
原材料	176,065,739	203,642,454
在产品	225,792,319	304,696,978
产成品	253,060,622	272,955,368
备件和辅助材料	84,803,355	98,699,526
	739,722,035	879,994,326
减：存货跌价准备	(27,486,922)	(27,446,148)
	712,235,113	852,548,178

四 会计报表主要项目注释(续)

(6) 存货(续)

2005年度存货跌价准备变动情况如下：

	备件及辅助材料	在产品	产成品	合计
2004年12月31日	(6,829,031)	(13,793,903)	(6,823,214)	(27,446,148)
本年增加	(11,294,041)	-	(3,795,071)	(15,089,112)
本年减少	4,837,034	10,211,304	-	15,048,338
2005年12月31日	(13,286,038)	(3,582,599)	(10,618,285)	(27,486,922)

本公司采用后进先出法对产成品进行核算。于2005年度，本公司确认的成本及费用的存货成本为4,369,325,482元(2004年：3,776,471,528元)。因制造及销售周期短，所以采用后进先出法与采用加权平均法确定的发出存货的成本没有重大差异。

(7) 长期股权投资

	2004年12月31日	本年增加	本年减少	2005年12月31日
长期股权投资				
其他投资(附注(a)和附注(b))	2,659,621	-	-	2,659,621
减：长期股权投资减值准备	(2,659,621)	-	-	(2,659,621)
	-	-	-	-

(a) 由于被投资的四间公司(含一子公司，见附注四(7)(b))已经停止经营，其未来盈利状况存在重大不确定性，本公司已对长期投资全额计提减值准备。

(b) 本公司下属一子公司广州大冶特钢新产品有限公司(“广州大冶”)已经停止经营，并且其资产总额少于本公司资产总额10%，根据中华人民共和国财政部财会二字(1996)2号《关于合并会计报表合并范围请示的复函》的规定，未将该公司纳入合并范围。

(c) 本公司无境外投资，故不存在长期投资变现及收益汇回的重大限制。

四　会计报表主要项目注释 (续)

(8)　固定资产及累计折旧

	房屋及建筑物	机器设备	运输工具	计算机及电子设备	合计
原价					
2004 年 12 月 31 日	784,265,881	1,793,525,976	30,079,040	37,507,972	2,645,378,869
重新分类	11,223,310	(17,806,770)	(851,209)	7,434,669	-
本年其他增加	-	10,268,206	-	3,068,337	13,336,543
本年减少	(7,242,067)	(36,632,586)	(2,163,645)	(530,363)	(46,568,661)
2005 年 12 月 31 日	788,247,124	1,749,354,826	27,064,186	47,480,615	2,612,146,751
累计折旧					
2004 年 12 月 31 日	274,184,824	684,118,348	22,099,165	27,327,292	1,007,729,629
重新分类	20,000	(175,412)	-	155,412	-
本年计提	15,275,167	91,186,066	787,611	2,010,869	109,259,713
本年减少	(4,151,546)	(32,288,484)	(1,968,371)	(124,919)	(38,533,320)
2005 年 12 月 31 日	285,328,445	742,840,518	20,918,405	29,368,654	1,078,456,022
净额					
2005 年 12 月 31 日	502,918,679	1,006,514,308	6,145,781	18,111,961	1,533,690,729
2004 年 12 月 31 日	510,081,057	1,109,407,628	7,979,875	10,180,680	1,637,649,240

于 2005 年 12 月 31 日，净值为 502,918,679 元(原值 788,247,124 元)的房屋及建筑物用作为 108,500,000 元的短期借款(附注四(12(a)))、200,000,000 元的长期借款(附注四(21(b)))以及 143,790,000 元应付票据(附注四(13(b)))的抵押物。

(9)　工程物资

	2005 年 12 月 31 日	2004 年 12 月 31 日
专用设备	27,644,129	2,022,236
预付大型设备款	23,951,365	29,232,578
	51,595,494	31,254,814

四 会计报表主要项目注释(续)

(10) 在建工程

工程名称	预算数	2004 年 12 月 31 日	本年增加	2005 年 12 月 31 日	资金来源	工程投入占预算的比例
新建 2 号高炉除尘配套设备	20,000,000	14,884,589	7,819,960	22,704,549	自有资金	114%
四炼 RH 精炼炉工程	41,000,000	13,709,483	33,183,523	46,893,006	自有资金	114%
锻钢 5t 电液锤改造	4,200,000	-	1,821,435	1,821,435	自有资金	43%
动力四空压缩空气扩容改造	1,920,000	-	764,711	764,711	自有资金	40%
热处理银亮钢工程	35,000,000	-	24,188,316	24,188,316	自有资金	69%
四炼钢产品结构调整技术改造	22,800,000	-	1,596,790	1,596,790	自有资金	7%
信息网络工程	10,000,000	-	1,457,723	1,457,723	自有资金	15%
水泥门磅房及 30T、80T 汽车衡搬迁	1,890,000	-	1,909,356	1,909,356	自有资金	101%
动力 6 号炉改造工程	1,340,000	-	916,691	916,691	自有资金	68%
一轧 850 工程	7,520,600	-	4,975,967	4,975,967	自有资金	66%
五万气柜工程	13,067,520	-	13,751,537	13,751,537	自有资金	105%
其他	20,000,000	299,823	8,398,912	8,698,735	自有资金	43%
		28,893,895	100,784,921	129,678,816		

于 2005 年度，本公司没有资本化借款利息费用(2004 年：无)。

四　会计报表主要项目注释(续)

(11)　无形资产

	原始金额	2004 年 12 月 31 日	本期摊销	累计摊销额	2005 年 12 月 31 日	剩余摊销期限	取得方式
土地使用权	42,706,416	33,055,094	(900,000)	(10,551,322)	32,155,094	38 年	出让
减：无形资产减值准备		-			-		
		33,055,094	(900,000)	(10,551,322)	32,155,094		

于 2005 年 12 月 31 日，摊余价值为 32,155,094 元(原值 42,706,416 元)的土地使用权作为 108,500,000 元的短期借款(附注四(12(a)))、200,000,000 元的长期借款(附注四(21(b)))以及 143,790,000 元应付票据(附注四(13(b(i))))的抵押物。

(12)　短期借款

	币种	2005 年 12 月 31 日	2004 年 12 月 31 日
担保借款			
- 抵押(a)	人民币	108,500,000	50,000,000
- 质押	人民币	-	30,000,000
- 担保(b)	人民币	176,000,000	946,309,557
信用借款(c)	人民币	5,170,000	23,840,443
		289,670,000	1,050,150,000

(a)　银行借款 108,500,000 元，以本公司的房屋和建筑物 (附注四(8))以及土地使用权(附注四(11)) 作为抵押物。

(b)　银行借款 45,000,000 元(2004 年 12 月 31 日：376,329,557 元)由冶钢集团提供担保，131,000,000 元 (2004 年 12 月 31 日：569,980,000 元)由新冶钢提供担保。

(c)　于 2005 年 12 月 31 日，逾期借款的情况如下：

借款单位	年利率	借款金额
黄石市粮食局	7.56%	170,000
黄石市房改办	7.56%	5,000,000

上述逾期借款具体的还款期限仍然在磋商之中。

(d)　2005 年度短期借款的年利率范围为 5.022%至 7.560% (2004 年：4.425%至 7.560%)。

四　会计报表主要项目注释(续)

(13) 应付票据

	2005 年 12 月 31 日	2004 年 12 月 31 日
银行承兑汇票 (b)	233,790,000	439,420,000
商业承兑汇票 (c)	9,000,000	126,000,000
	242,790,000	565,420,000

(a) 应付票据主要是为采购原材料、备品备件及支付电费而开出的六个月内到期的票据。

(b) 于 2005 年 12 月 31 日，银行承兑汇票包括：

(i) 银行承兑汇票 143,790,000 元，以其他货币资金 33,758,000 元(附注四(1))作为保证金，并以本公司的房屋和建筑物 (附注四(8))以及土地使用权(附注四(11)) 作为抵押物。

(ii) 银行承兑汇票 90,000,000 元，以其他货币资金 69,659,677 元(附注四(1))以及应收票据 2,960,000 元(附注四(3))作为保证，由新冶钢提供担保。

(c) 于 2005 年 12 月 31 日，应付票据余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

(14) 应付账款

于 2005 年 12 月 31 日，账龄超过三年的应付账款为 149,904,939 元(2004 年 12 月 31 日：134,790,171 元)，主要包括：
1) 已判决诉讼但未执行之应付款 25,729,029 元，本公司需要按法院判决履行其债务；
2) 尚未结算工程款 42,939,860 元；
3) 尚未结算的购买材料款 81,236,050 元。

于 2005 年 12 月 31 日，应付账款中无应付持有本公司 5%(含 5%)以上表决权股份的股东的款项。

四 会计报表主要项目注释(续)

(15) 预收账款

于 2005 年 12 月 31 日，预收账款余额中无预收持本公司 5%(含 5%)以上表决权股份股东款。

于 2005 年 12 月 31 日，账龄超过一年的预收账款为 27,955,901 元(2004 年 12 月 31 日：23,302,007 元)，主要为预收客户之尚未退回之钢材尾款，退回手续正在办理中。

(16) 应付工资

	2005 年 12 月 31 日	2004 年 12 月 31 日
应付工资	10,013,529	9,750,975

年末余额为尚未发放之员工工资及年终奖金。

(17) 应交税金

	2005 年 12 月 31 日	2004 年 12 月 31 日
预交企业所得税(a)	(10,679,726)	(10,679,726)
应交增值税	41,819,240	48,361,321
应交城市维护建设税	8,890,605	10,237,535
应交土地使用税	515,120	260,932
应交房产税	1,061,086	272,315
其他	347,940	673,950
	41,954,265	49,126,327

(a) 本公司在 2004 年度企业所得税汇算清缴前预交的企业所得税。

四 会计报表主要项目注释(续)

(18) 其他应交款

		2005 年 12 月 31 日	2004 年 12 月 31 日
河道堤防工程修建维护管理费（“堤防费”）	(a)	3,954,128	-
教育费附加	(b)	19,193,208	13,262,016
地方教育发展费	(b)	4,778,585	-
		27,925,921	13,262,016

(a) 堤防费按应纳增值税与营业税税额的 2%计缴。

(b) 教育费附加按应纳增值税与营业税税额的 3%计缴；地方教育发展费按销售收入的 1 ‰计缴。本公司正与当地税务部门磋商减免事宜，在达成协议之前暂按以上比例计提。

(19) 其他应付款

	2005 年 12 月 31 日	2004 年 12 月 31 日
应付排污费	23,586,575	23,826,247
应付湖北黄石发电股份公司的款项	3,413,680	16,913,680
应付利息	38,157,983	38,314,282
应付教育及工会经费	3,431,309	2,647,681
应付钢材代运费	6,962,518	4,486,734
应付销售保证金	7,181,200	3,531,200
应付销售及经营费用	6,161,726	-
其他	31,701,333	18,226,365
	120,596,324	107,946,189

于 2005 年 12 月 31 日，其他应付款余额中无应付持本公司 5%(含 5%)以上表决权股份的股东的款项。

于 2005 年 12 月 31 日，账龄超过三年的其他应付款合计为 70,359,274 元(2004 年 12 月 31 日：48,153,037 元)，主要包括：

1) 应付黄石市环保局之排污费，本公司正与其磋商具体支付安排；
2) 应付湖北黄石发电股份公司的款项，最终判决已于 2004 年完成，并于 2005 年达成和解。本公司正在按和解协议分期支付款项；
3) 应付利息。

四 会计报表主要项目注释(续)

(20) 预提费用

	2005 年 12 月 31 日	2004 年 12 月 31 日
法律诉讼费用 (a)	23,989,219	40,670,454
其他	8,251,222	2,500,000
	32,240,441	43,170,454

(a) 余额包括本公司按法院判决预提的违约金、迟延履行期间的债务利息及诉讼费等。2005 年，本公司已就部分诉讼案件与债权人达成和解，并已安排履行相关债务。

(21) 长期借款

	2005 年 12 月 31 日	2004 年 12 月 31 日
担保借款		
一担保 (a)	330,000,000	254,020,097
一抵押 (b)	200,000,000	80,629,414
信用借款(c)	126,445,000	126,445,000
长期借款应计利息	9,740,455	3,546,250
	666,185,455	464,640,761
减：一年内到期的长期借款		
担保借款		
一担保 (a)	(130,000,000)	-
一抵押 (b)	-	(54,649,511)
信用借款	(126,445,000)	-
长期借款应计利息	(9,740,455)	-
一年内到期的长期借款合计	(266,185,455)	(54,649,511)
长期借款	400,000,000	409,991,250

四　会计报表主要项目注释(续)

(21)　长期借款 (续)

(a)　于2005年12月31日，担保借款包括：

(i)　银行借款100,000,000元(2004年12月31日：无)，由原第一大股东冶钢集团提供担保，利息每月支付一次，本金应于2008年12月2日偿还；

(ii)　银行借款230,000,000元(2004年12月31日：230,000,000元)，由新冶钢提供担保。其中100,000,000元借款，利息每月支付一次，本金应于2008年12月15日偿还；另130,000,000元借款，利息每季度支付一次，本金应于2006年5月8日偿还。

(b)　于2005年12月31日，银行抵押借款包括：

银行借款 200,000,000 元，以本公司的房屋和建筑物 (附注四(8))以及土地使用权(附注四(11)) 作为抵押物；利息每月支付一次；本金 100,000,000 元、50,000,000 元及50,000,000元应分别于2007年8月5日、2007年11月24日及2008年11月24日偿还。

(c)　于2005年12月31日，逾期的信用借款的情况如下：

借款单位	年利率	借款金额
中国工商银行	7.56%	2,905,000

上述逾期借款的具体还款期限仍然在磋商之中。

(d)　2005年度长期借款的年利率范围为4.941%至7.560% (2004年：4.941%至7.560%)。

四　会计报表主要项目注释(续)

(22) 股本

每股面值人民币 1 元

	2004 年 12 月 31 日	本年增加数	本年减少数	2005 年 12 月 31 日
尚未流通股				
发起人				
其中: 国家持有股 (a)	174,618,480	-	(174,618,480)	-
境内法人持有股	11,400,000	-	-	11,400,000
募集法人股 (a)	96,350,000	174,618,480	-	270,968,480
内部职工股 (b)	7,870	-	(5,134)	2,736
尚未流通股份合计(c)	282,376,350	174,618,480	(174,623,614)	282,371,216
已上市流通股				
境内上市的人民币普通股	167,032,130	5,134	-	167,037,264
股份总额	449,408,480	174,623,614	(174,623,614)	449,408,480

(a) 相关持股情况的变动见附注一(1)。

(b) 2005 年度，本公司两名原高级管理人员因离职 (原监事会成员一名以及原董事会秘书一名) 将所持有的内部职工股按规定上市流通。

(c) 根据 2006 年 1 月 12 日本公司股东大会通过的股权分置改革方案，自 2006 年 2 月 7 日起，本公司全体非流通股股东持有的非流通股获得上市流通权，股权性质变更为有限售条件的流通股(详见附注一)。

(23) 资本公积

	2004 年 12 月 31 日	本年增加数	本年减少数	2005 年 12 月 31 日
股本溢价(a)	873,637,901	-	(608,728,939)	264,908,962
其他资本公积 (b)	99,442,805	10,613,924	-	110,056,729
关联交易差价	74,794,126	-	-	74,794,126
	1,047,874,832	10,613,924	(608,728,939)	449,759,817

(a) 根据 2005 年 12 月 31 日召开的第 3 次临时股东大会决议，本公司用资本公积股本溢价中的 608,728,939 元，法定盈余公积金 48,210,150 元，以及任意盈余公积金 6,640,834 元，合计 663,579,923 元用于弥补截至 2005 年 10 月 31 日止以前年度累计亏损 663,579,923 元。

(b) 本年增加的其他资本公积为债务重组收益。

四 会计报表主要项目注释(续)

(24) 盈余公积

	2004年12月31日	本年提取 (a)	本年减少 (b)	2005年12月31日
法定盈余公积金	48,210,150	2,110,078	(48,210,150)	2,110,078
法定公益金	48,210,150	2,110,078	-	50,320,228
任意盈余公积金	6,640,834	-	(6,640,834)	-
	103,061,134	4,220,156	(54,850,984)	52,430,306

(a) 根据《中华人民共和国公司法》、本公司章程及董事会的决议，本公司按年度净利润弥补以前年度亏损后的10%提取法定盈余公积金，当法定盈余公积金累计额达到股本的50%以上时，可不再提取。法定盈余公积金经有关部门批准后可用于弥补亏损，或者增加股本。除了用于弥补亏损外，法定盈余公积金于增加股本后，其余额不得少于股本的25%。本公司2005年按可供分配的利润21,100,781元的10%提取法定盈余公积金2,110,078元(2004年：无)。

另外本公司按年度净利润弥补以前年度亏损后的10%提取法定公益金，用于员工的集体福利而不用于股东分配；实际使用时，从法定公益金转入任意盈余公积。其支出金额于发生时作为本公司的资产或费用核算。本公司2005年按可供分配的利润21,100,781元的10%提取法定公益金2,110,078元(2004年：无)。

本公司任意盈余公积金的提取额由董事会提议，并经股东大会批准。在得到相应的批准后，任意盈余公积金方可用于弥补以前年度亏损或增加股本。本公司2005年无提取任意盈余公积金(2004年：无)。

(b) 详见附注四(23)(a)。

(25) 未分配利润/(累计亏损)

本公司2005年度用资本公积、法定盈余公积金以及任意盈余公积金合计663,579,923元弥补以前年度亏损。详见附注四(23)(a)。

四　会计报表主要项目注释(续)

(26) 分产品主营业务收入及主营业务成本

	2005 年度		2004 年度	
产品类别	主营业务收入	主营业务成本	主营业务收入	主营业务成本
轴承钢	533,005,770	509,468,898	522,704,546	492,620,486
弹簧钢	500,697,577	497,296,542	479,757,096	458,774,462
冲模钢	186,484,594	165,812,267	126,342,069	123,849,550
高工不锈钢	25,277,294	26,484,213	32,633,191	32,403,603
合结钢	1,656,552,981	1,600,877,120	1,353,529,270	1,279,482,096
炭结钢	930,199,393	847,237,576	1,215,727,175	1,104,442,810
管坯	580,841,038	525,216,648	70,743,528	62,082,430
其他钢种	33,180,748	26,198,568	8,662,274	9,014,409
	4,446,239,395	4,198,591,832	3,810,099,149	3,562,669,846

本公司前五名客户销售的收入总额为 1,527,104,400 元，占本公司全部销售收入的 34%。

本公司的经营活动均位于中国境内，并不存在由于经济环境不同而承担额外的风险和回报的组成部分，因此没有编制地区分部报告。

(27) 主营业务税金及附加

	2005 年度	2004 年度
城市维护建设税	13,839,447	9,653,950
教育费附加	5,931,192	4,137,407
堤防费	3,954,128	-
营业税	218,580	24,376
	23,943,347	13,815,733

(28) 其他业务利润

	2005 年度		2004 年度	
	其他业务收入	其他业务支出	其他业务收入	其他业务支出
材料销售(a)	174,006,584	170,733,650	218,507,726	213,801,682
动力销售(b)	73,472,159	72,516,883	66,402,277	58,978,041
其他	84,866,969	77,234,238	58,997,370	56,124,205
	332,345,712	320,484,771	343,907,373	328,903,928

(a) 材料销售收入主要为向关联方销售的废钢、矿石及燃料等原材料。

(b) 动力销售收入主要为向关联方销售的氧气、煤气及电力等。

四 会计报表主要项目注释(续)

(29) 财务费用

	2005 年度	2004 年度
利息支出	69,593,305	68,452,600
利息收入	(9,551,717)	(3,182,451)
贴现(收入)/利息	(950,278)	16,345,830
汇兑收益	(1,617,699)	-
手续费	344,642	614,211
	57,818,253	82,230,190

(30) 营业外收入及营业外支出

	2005 年度	2004 年度
营业外收入：		
处置固定资产收益	138,700	1,089,799
违约金	614,553	368,257
其他	39,893	756,968
	793,146	2,215,024
营业外支出：		
处置固定资产损失(a)	5,070,027	11,693,095
诉讼损失(b)	1,563,994	17,052,857
债务重组损失	1,059,806	2,607,942
其他	10,300	1,920,339
	7,704,127	33,274,233

(a) 处置固定资产净损失主要为固定资产的盘亏以及报废损失。

(b) 诉讼损失是本公司根据 2005 年度诉讼判决书的判决结果，计提的违约金及迟延履行期间的债务利息等。

四 会计报表主要项目注释(续)

(31) 支付的其他与经营活动有关的现金

现金流量表中支付的其他与经营活动有关的现金主要包括：

	2005 年度
诉讼费用	12,155,254
运输费	11,480,416
技术开发费	3,070,361
行政费用	4,267,004
中介服务费	2,650,000
其他	5,686,994
	39,310,029

五 关联方关系及其交易

本公司根据企业会计准则及《股票上市规则》的具体规定认定关联方及关联交易。

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本公司关系	经济或类型	法定代表人
中信泰富 (附注一(1))	香港中环添美道一号中信大厦三十二楼	业务多元化，侧重于发展在中国内地和香港两地的基础建设业务，包括发电、航空、基础设施及信息业。另外亦从事特钢制造、物业投资及发展，以及汽车和消费品的批发及分销。	第一及第二大股东的实际控制人	有限责任	荣智健
冶钢集团 (附注一(1))	黄石市黄石大道316号	钢铁冶炼、钢材轧制、金属压延加工、建筑工程安装	原第一大股东	有限责任	曾重消
广州大冶	广州白云花园华益南街5号	钢材销售	子公司	有限责任	张家福

五　关联方关系及其交易(续)

(2) 存在控制关系的关联方的注册资本及其变化

企业名称	2004年12月31日 (万元)	本期增加 (万元)	本期减少 (万元)	2005年10月31日 (万元)
中信泰富	120,000(港币)	-	-	120,000(港币)
冶钢集团	62,412	-	-	62,412
广州大冶	205	-	-	205

(3) 存在控制关系的关联方所持股份或权益及其变化

	2004年12月31日		本期增加		本期减少		2005年12月31日	
企业名称	金额	%	金额	%	金额	%	金额	%
中信泰富	86,620,000	19.27	174,618,480	38.86	-	-	261,238,480	58.13
冶钢集团	174,618,480	38.86	-	-	174,618,480	38.86	-	-
广州大冶	2,050,000	100	-	-	-	-	2,050,000	100

(4) 不存在控制关系的关联方的性质

关联企业名称	与本公司的关系
新冶钢	第一大股东
中信投资	第二大股东
江阴兴澄特种钢铁有限公司(“兴澄特种钢铁”)	同受一实际控制人控制
江阴泰富兴澄特种材料有限公司(“兴澄特种材料”)	同受一实际控制人控制
龙腾实业	同受原第一大股东控制
冶钢实业	同受原第一大股东控制
进出口公司	同受原第一大股东控制
冶钢集团170无缝钢管有限公司(“170无缝钢管”)	同受原第一大股东控制
冶钢集团无缝钢管有限公司(“无缝钢管”)	同受原第一大股东控制
冶钢集团华钢实业公司(“华钢公司”)	同受原第一大股东控制
冶钢经贸联合公司(“冶钢经贸”)	同受原第一大股东控制
冶钢龙腾实业总公司经贸公司(“龙腾经贸”)	同受原第一大股东控制
冶钢集团实业总公司轧钢厂(“冶钢轧钢厂”)	同受原第一大股东控制
冶钢集团武汉供销公司(“冶钢供销公司”)	同受原第一大股东控制
黄石市冶钢经贸联合公司(“黄石经贸”)	同受原第一大股东控制

五 关联方关系及其交易(续)

(5) 关联交易

(a) 定价政策

公司关联交易包括采购货物、销售货物、加工钢材、提供煤气、蒸汽、空气、氧气、水电劳务等，其价格均依据关联方签定的关联交易合同。具体定价按下列原则协商确定：

- 有国家物价部门定价的，按国家定价；
- 没有国家定价的，以市场价格为标准；
- 市场价格难以衡量时，以实际成本加一定比例为标准商定协议价格，加成比例视具体货物而定，但不超过成本的 10%~20%。

(b) 采购货物

关联方名称	附注	2005 年度	2004 年度
冶钢集团	(i)	38,792,808	57,254,563
新冶钢	(ii)	600,489,481	533,758,400
进出口公司	(iii)	79,975,790	694,975,451
兴澄特种材料		24,150,338	-
170 无缝钢管		-	14,456,793
无缝钢管		-	3,618,771
冶钢实业		-	258,294
华钢公司		-	389,939
		743,408,417	1,304,712,211

(i) 本公司主要是向冶钢集团下属耐火材料公司以协议价格采购耐火材料以及委托机械制造公司加工机械备件等。

(ii) 本公司主要是向新冶钢购买进口矿砂等原材料，以满足生产的需要。采购价格以市场价格为定价基准。同时，由于生产工艺流程的需要，本公司以协议价格向新冶钢购买钢坯。

(iii) 本公司以前年度主要是通过进出口公司进口设备及备件等。本公司自 2004 年底起，主要通过新冶钢进口设备、备件及原材料。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(c) 销售货物

关联方名称	附注	2005 年度	2004 年度
冶钢集团	(i)	46,470,360	184,721,592
新冶钢	(ii)	1,029,850,338	217,118,827
进出口公司	(iii)	478,540	150,100,390
兴澄特种钢铁		2,762,131	-
170 无缝钢管		-	635,494,153
无缝钢管		-	120,932,159
冶钢实业		-	676,655
华钢公司		-	40,577,930
		1,079,561,369	1,349,621,706

(i) 本公司主要是向冶钢集团提供电力、煤气动力、辅料备件、钢水等。

(ii) 本公司主要向新冶钢提供辅料备件、连铸坯、以及通过该公司出口钢材等。具体如下：

1) 本公司以采购成本价向新冶钢提供矿石、铁精矿、焦丁等大宗原材料做相互生产调配之需。

2) 从 2004 年 11 月起，本公司以协议价格向新冶钢销售连铸坯。2005 年度的销售金额为人民币 580,841,239 元(2004 年：635,494,153 元，销售与 170 无缝钢管)。

3) 自 2005 年起，本公司通过新冶钢出口钢材，共计金额达到人民币 274,122,696 元。

(iii) 以前年度本公司通过进出口公司出口钢材，销售价格以市场价格为基准。自 2005 年起本公司基本停止了通过该公司出口钢材，转由通过新冶钢出口钢材。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(d) 提供劳务

关联方名称	附注	2005 年度	2004 年度
冶钢集团		507,061	982,012
新冶钢	(i)	51,978,329	11,461,833
170 无缝钢管		-	880,005
无缝钢管		-	1,944,006
		52,485,390	15,267,856

(i) 自 2005 年起，本公司向新冶钢提供加工出口钢材服务，并收取加工费。截至 2005 年 12 月，该项交易额为人民币 39,527,134 元。另外，本公司还向新冶钢提供仪表维护、检斤、运输等服务，并以协议价格收取服务费。

(e) 接受劳务

关联方名称	2005 年度	2004 年度
冶钢集团	24,845,750	45,852,022
新冶钢	3,230,628	-
	28,076,378	45,852,022

本公司主要是以协议价格向冶钢集团购买后勤服务、精整劳务、运输劳务、安装劳务等。

五 关联方关系及其交易(续)

(5) 关联交易(续)

(f) 担保

(i) 于 2005 年 12 月 31 日，本公司的短期借款 131,000,000 元(附注四(12(b)))、长期借款 230,000,000 元(附注四(21(a)(ii)))和(附注四(21(a)(iii)))以及银行承兑汇票 90,000,000 元(附注四(13(b)(ii)))由新冶钢提供担保。根据有关担保合同，新冶钢为本公司该等银行业务提供的最高授信额度合计人民币 1,050,000,000 元提供担保。

(ii) 于 2005 年 12 月 31 日，本公司的长期借款 100,000,000 元(附注四(21(a).(i)))由冶钢集团提供担保。根据有关担保合同，冶钢集团为本公司该等银行业务提供的最高担保额度为人民币 450,000,000 元。

(6) 关联方应收、应付款项余额

(a) 应收账款/预付账款/其他应收款

	2005 年 12 月 31 日	2004 年 12 月 31 日
新冶钢	-	32,344,730
冶钢集团	23,534,076	283,270,539
进出口公司(i)	312,593,208	434,034,329
170 无缝钢管	-	103,309,774
无缝钢管	-	85,567,871
冶钢实业(ii)	10,397,058	10,397,058
龙腾实业(ii)	4,597,391	4,597,391
华钢公司	-	4,044,827
冶钢经贸(iii)	45,787,996	45,787,996
龙腾经贸(iii)	36,683,657	36,683,657
冶钢轧钢厂(iii)	4,004,216	4,004,216
冶钢供销公司(iii)	13,352,953	14,512,053
黄石经贸(iii)	4,076,189	4,076,189
冶钢集团其他下属公司(iii)	5,670,175	5,670,175
	460,696,469	1,068,300,805

五 关联方关系及其交易(续)

(6) 关联方应收、应付款项余额(续)

(a) 应收账款/预付账款/其他应收款(续)

(i) 于 2005 年 12 月 31 日，本公司已就应收进出口公司款项中的 91,704,148 元，计提专项坏账准备。

(ii) 于 2005 年 12 月 31 日，本公司已就应收该等公司款项全额计提专项坏帐准备。

(iii) 于 2005 年 12 月 31 日，本公司已就应收该等公司款项全额计提一般坏账准备。

(b) 应付账款/预收账款

	2005 年 12 月 31 日	2004 年 12 月 31 日
新冶钢	-	1,136,055
华钢公司	650,941	4,695,768
无缝钢管	-	2,318,350
	650,941	8,150,173

六 或有事项

截止本会计报表批准日，本公司无需要披露的重大或有事项。

七 承诺事项 - 资本性承诺事项

以下为于资产负债表日，已签约而尚不必在会计报表上确认的资本支出承诺：

	2005 年 12 月 31 日	2004 年 12 月 31 日
建筑物及机器设备	161,163,558	320,877,675

八 资产负债表日后事项

于 2006 年 1 月 12 日，本公司股东大会通过了股权分置改革方案(见附注一(1))。

九 其他重要事项

(1) 根据本公司与若干银行的合同安排，本公司共获得该等银行提供的有效期在 12 个月内的最高授信额度合计人民币 1,050,000,000 元。

(2) 根据本公司于 2005 年 8 月 30 日公告的“大冶特钢股份有限公司要约收购报告书摘要”，新冶钢和其关联公司中信投资通过司法拍卖方式竞买得本公司的 38.86%股份后，新冶钢与中信投资合计持有本公司 58.13%的股份，对于因此而触发的要约收购义务，经新冶钢与中信投资协商一致，同意在《要约收购报告书》获得中国证券监督管理委员会审核无异议时，由新冶钢履行要约收购义务，向本公司其他股东发出要约，要约收购除冶钢集团外的全体股东持有的股份，要约收购价格不高于 3 元/股。

本次收购不以终止本公司的上市公司地位为目的。

十 扣除非经常性损益后的净利润

	2005 年度	2004 年度
净利润	80,367,507	27,014,555
加/(减)：非经常性损益项目		
- 处置固定资产的净损失	4,931,327	10,603,296
- 政府补贴	(300,000)	-
- 诉讼损失	1,563,994	17,052,857
- 其他营业外收入	(654,446)	(1,125,225)
- 其他营业外支出	10,300	1,920,339
- 以前年度已经计提各项减值准备的转回		
i) 应收账款坏账准备	(9,827,172)	(759,887)
ii) 存货跌价准备-在产品	-	(432,011)
- 债务重组损失	1,059,806	2,607,942
	77,151,316	56,881,866
非经常性损益的所得税影响数	-	-
扣除非经常性损益后的净利润	77,151,316	56,881,866

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證劵交易所網頁的第四屆董事會第十一次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G 冶特钢　　公告编号：2006-014

大冶特殊钢股份有限公司
第四届董事会第十一次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届董事会第十一次会议于 2006 年 3 月 9 日以书面、传真、邮件方式发出通知，于 2006 年 3 月 19 日在公司会议室召开，会议应到董事 11 名，实际参加会议董事 11 名。公司监事、高级管理人员列席了会议。公司董事长蔡星海先生主持了会议。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，通过了如下决议：

一、审议通过了《公司 2005 年度董事会工作报告》;

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

二、审议通过了《公司 2005 年度总经理工作报告》;

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

三、审议通过了《公司 2005 年年度报告及其摘要》;

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

四、审议通过了《公司 2005 年度财务决算报告》;

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

五、审议通过了《公司 2005 年度利润分配预案》;

经普华永道中天会计师事务所有限公司审计，公司2005年度实现净利润80,367,507元。根据《公司章程》的规定，弥补以前年度亏损59,266,726元后，可供分配利润为21,100,781元，提取10%法定公积金2,110,078元，提取10%法定公益金2,110,078元后，本年度可供股东分配利润16,880,625元。

由于公司为进一步调整产品结构，适应钢铁市场的发展需求，进行完善工艺路线的配套改造，谋求企业更快的发展和更高的效益。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

六、审议通过了《关于修改公司章程的议案》(见附件一);

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

七、审议通过了《关于修改公司股东大会议事规则的议案》(见附件二);

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

八、审议通过了《关于修改公司董事会议事规则的议案》(见附件三);

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

九、审议通过了《关于调整会计政策的议案》;

根据国家相关政策、法规的规定及中国会计准则与国际会计准则趋同的发展要求，结合钢铁行业及公司的实际状况，现对产成品计价方式的会计政策进行调整：即由后进先出法调整为加权平均法。

上述会计政策的调整，从2006年起执行。此项会计政策的调整，对财务经营状况不会产生大的影响。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

十、审议通过了《关于续聘会计师事务所的议案》;

2006年，公司续聘普华永道中天会计师事务所有限公司为审计机构，聘期一年。

公司独立董事事前认可本议案，同意将本议案提交董事会审议。在审议中，发表了同意的独立意见。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

十一、审议通过了《关于支付会计师事务所审计费用的议案》;

同意支付普华永道中天会计师事务所有限公司2005年度财务报表审计费用120万元。

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

十二、审议通过了《关于公司与湖北新冶钢有限公司2006年度日常关联交易预计的议案》;

具体内容见《关于公司与湖北新冶钢有限公司2006年度日常关联交易公告》;

独立董事事前认可本议案，同意将本议案提交董事会审议；在审议中，发表了同意的独立意见。

该议案的表决，关联董事蔡星海先生、李松兴先生、罗铭韬先生、邵

鹏星先生、文武先生回避表决；其表决结果：赞成票 6 票，反对票、弃权票为 0 票。

十三、审议通过了《关于大股东及关联企业资金占用清欠方案的议案》；

截止 2005 年 12 月 31 日，大股东及其关联企业占用公司资金余额为 46,069 万元，公司董事会编制了 2005 年度控股股东及其他关联方资金占用情况汇总表，经普华永道中天会计师事务所有限公司审核出具了《关于大冶特殊钢股份有限公司控股股东及其他关联方占用资金情况专项审计说明》（见同日巨潮资讯网公告）。除冶钢集团有限公司的下属公司因资不抵债、账龄超过五年、确无法收回的占用资金合计为 21,627 万元、公司已于 2004 年前全额计提了坏帐准备外，大股东及关联企业占用公司资金余额为 24,442 万元。其具体情况、原因及清欠措施如下：

1、公司其他关联方冶钢集团有限公司占用公司资金余额为 2,353 万元，系本公司代其偿还债务以及代付电费所致。该公司将于 2006 年 12 月前，用转让 170 无缝钢管公司、无缝钢管公司的余款清偿所占用公司的资金。

2、公司其他关联方冶钢集团有限公司的下属公司冶钢集团进出口公司占用公司资金余额为 22,089 万元，系本公司委托冶钢集团进出口公司进口备件及工程设备的预付货款尚未结算的款项。该公司将于 2006 年 12 月前用可回收的资金来清偿所占用公司的资金。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

十四、审议通过了《关于公司 2006 年借贷事项的议案》；

根据生产经营和技术改造的需要，公司 2006 年向银行贷款总额度不突破 20 亿元。公司将根据实际资金的需求量，按有关规定办理贷款手续。

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

十五、审议通过了《关于召开公司 2005 年度股东大会的通知》；

会议决定于2006年4月18日上午9时在公司二会议室召开2005年年度股东大会。

该议案表决结果，赞成票：11票；反对票、弃权票为0票。

上述第一、四、五、六、七、八、十、十一、十二、十四项议案尚需提交公司2005年年度股东大会审议通过。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2006年3月19日

附件一：

关于修改公司章程的议案

根据《中华人民共和国公司法》、《深圳证券交易所股票上市规则（2005年修订）》及相关法律、法规的规定，为保证《公司章程》与相关规定的一致性，现将《公司章程》作如下修改、补充：

一、修改章程第二十四条

原章程第二十四条　公司在下列情况下，经公司股东大会决议通过，并报国家有关主管机构批准后，可以购回本公司的股票。

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；

除上述情形外，公司不进行买卖本公司股票的活动。

修改后的章程第二十四条　公司不得收购本公司股份。但是，有下列情形之一的除外：

（一）减少公司注册资本；

（二）与持有本公司股份的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的。

公司因前款第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照前款规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。

公司依照第一款第（三）项规定收购的本公司股份，不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

二、修改章程第二十六条

原章程第二十六条　公司购回本公司股票后，自完成回购之日起十日内注销该部分股份，并向工商行政管理部门申请办理注册资本的变更登记。

修改后的章程第二十六条　公司增加或者减少注册资本，应当依法向工商行政管理部门申请办理注册资本的变更登记。

三、修改章程第二十九条

原章程第二十九条　发起人持有的公司股份，自公司成立之日起三年以内不得转让。

董事、监事、总经理以及其他高级管理人员应当在其任职期间内，定期向公司申报其所持有的本公司股份；在其任职期间以及离职后六个月内不得转让其所持有的本公司的股份。

修改后的章程第二十九条　发起人持有的本公司股份，自公司成立之日起一年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的百分之二十五；所持本公司股份自公司股票上市交易之日起一年内不得转让。离职后半年内，不得转让其所持有的本公司股份。

四、章程第三十五条增加第六项（原第六项及以后各项依次顺延）

章程第三十五条第六项　股东有权查阅公司章程、股东名册、公司债券存根、董事会会议决议、监事会会议决议、财务会计报告。

五、修改章程第三十七条

原章程第三十七条　股东大会、董事会的决议违反法律、行政法规，侵犯股东合法权益的，股东有权向人民法院提起要求停止该违法行为和侵害行为的诉讼。

修改后的章程第三十七条　公司股东大会、董事会的决议内容违反法律、行政法规的无效。

股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或者公司章程，或者决议内容违反公司章程的，股东可以自决议作出之日起六十日内，请求人民法院撤销。

六、修改章程第四十八条

原章程第四十八条　股东大会会议由董事会依法召集，由董事长主持。董事长因故不能履行职务时，由董事长指定的其它董事主持；董事长不能出席会议，也未指定人选的，由董事会指定一名董事主持会议；董事会未指定会议主持人的，由出席会议的股东共同推举一名股东主持会议；如果因任何理由，股东无法主持会议，由出席会议的持有最多表决权股份的股东（或股东代理人）主持。

修改后的章程第四十八条　股东大会会议由董事会召集，董事长主持；董事长不能履行职务的，由董事长指定的其它董事主持；董事长不履行职务，也未指定其他董事代行职务的，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东大会会议职责的，监事会应当及时召集和主持；监事会不召集和主持的，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

七、修改章程第四十九条

原章程第四十九条　公司召开股东大会，董事会应当在会议召开三十日以前通知登记公司股东。公司在计算三十日的起始期限时，不包括会议召开当日。涉及公司章程第七十七条中特定事项时，公司发布股东大会通知后，应当在股权登记日后三日内再次公告股东大会通知。

修改后的章程第四十九条　公司召开股东大会，应当将会议召开的时间、地点和审议的事项于会议召开二十日前通知各股东；临时股东大会应当于会议召开十五日前通知各股东；涉及公司章程第七十七条中特定事项时，公司发布股东大会通知后，应当在股权登记日后三日内再次公告股东大会通知。

八、修改章程六十六条

原章程第六十六条　年度股东大会，单独或者合并持有公司有表决权股份总数百分之五以上的股东或者监事会可以提出临时提案。

临时提案如果属于董事会会议通知中未列出的新事项，同时属于本章程第八十一条所列事项的，提案人应当在股东大会召开前十天将提案递交董事会并由董事会审核后以公告形式通知股东。

第一大股东提出新的分配方案时，应当在年度股东大会召开的前十天提交董事会并由董事会以公告形式通知股东，不足十天的，第一大股东不得在本次年度股东大会提出新的分配方案。

除此以外的提案，提案人可以提前将提案递交董事会，并由董事会公告，也可以直接在年度股东大会上提出。但年度股东大会采用网络投票方式的，提案人提出的临时提案应当至少提前十天由董事会公告。提案人在会议现场提出的临时提案或其他未经公告的临时提案，均不得列入股东大会表决事项。

修改后的章程第六十六条　单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交董事会；董事会应当在收到提案后二日内通知其他股东，并将该临时提案提交股东大会审议。临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。但年度股东大会采用网络投票方式的，提案人提出的临时提案应当至少提前十天由董事会公告。

股东大会不得对通知中未列明的事项或未按照前款规定提出的临时提案作出决议。

九、修改章程第七十六条

原章程第七十六条　公司股东（包括股东代理人）以其所代表的有表决权的股份数额行使表决权，每一股份享有一票表决权。

修改后的章程第七十六条　公司股东（包括股东代理人）出席股东大

会，所持每一股份有一表决权。但是，公司持有的本公司股份没有表决权。

十、修改章程第七十九条

原章程第七十九条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）回购本公司股票；

（六）股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

修改后的章程第七十九条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）回购本公司股票；

（六）连续十二个月内购买、出售重大资产超过公司资产总额百分之三十；

（七）股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

十一、修改章程第九十三条

原章程第九十三条　股东大会记录由出席会议的董事和记录员签名，并作为公司档案由董事会秘书永久保存。

修改后的章程第九十三条　股东大会应当对所议事项的决定作成会议记录，主持人、出席会议的董事应当在会议记录上签名，并作为公司档案由董事会秘书永久保存。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

十二、修改章程第九十七条

原章程第九十七条　有下列情形之一的，不能担任公司董事：

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济

秩序罪，被判处刑罚，执行期满未逾五年或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任因经营不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业法定代表人，并负有个人责任的，自该公司、企业被吊销执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）国家公务员；

（七）被中国证监会确定为市场禁入者，并且禁入尚未解除的人员。

修改后的章程第九十七条　有下列情形之一的，不得担任公司的董事：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿。

（六）被中国证监会宣布为市场禁入且尚在禁入期的人员。

公司违反前款规定选举董事，该选举无效。

董事在任职期间出现本条第一款所列情形的，公司应当解除其职务。

十三、修改章程第一百一十条

原章程第一百一十条　本节有关董事义务的规定，适用于公司监事、总经理和其他高级管理人员。

修改后的章程第一百一十条　本节第“九十七条”之规定及董事义务的规定，适用于公司监事、总经理和其他高级管理人员。

十四、在原章程第一百一十三条后增加如下内容

公司在发布关于选举独立董事的股东大会通知时，应当将所有独立董事候选人的有关资料报送证券交易所备案。公司董事会对独立董事候选人的有关情况有异议的，应当同时报送董事会书面意见。对于证券交易所提出异议的独立董事候选人，公司应当立即修改选举独立董事的相关提案并公布，不得将其提交股东大会选举为独立董事，但可以作为董事候选人选举为董事。在召开股东大会选举独立董事时，公司董事会应当对独立董事候选人是否被证券交易所提出异议情况进行说明。

十五、修改章程第一百三十一条

原章程第一百三十一条　董事长不能履行职权时，董事长应当指定一名董事代行其职权。

修改后的章程第一百三十一条　董事长不能履行职务时，由董事长指定一名董事履行职务；董事长不履行职务，又没有指定董事履行职务的，由半数以上董事共同推举一名董事履行职务。

十六、修改章程第一百三十二条

原章程第一百三十二条　董事会每年至少召开四次会议，由董事长召集，于会议召开十日以前书面通知全体董事。

修改后章程第一百三十二条　董事会每年至少召开两次会议，由董事长召集，于会议召开十日以前书面通知全体董事。

十七、删去原章程第一百二十五条、第一百二十六条、第一百二十七条的全部内容，修改为如下内容：

第一百二十五条　公司董事会批准对外单笔担保金额不超过最近一期经审计的公司净资产的百分之十。应由董事会审批的对外担保，必须经出席董事会的三分之二以上董事审查同意，并做出决议。

第一百二十六条　应由股东大会审批的对外担保，必须经董事会审议通过后，方可提交股东大会审批。须经股东大会审批的对外担保，包括但不限于下列情形：

1、公司及其控股子公司的对外担保总额，超过最近一期经审计净资产的百分之五十以后提供的任何担保；

2、为资产负债率超过百分之七十的担保对象提供的担保；

3、为单笔担保额超过最近一期经审计的净资产百分之十的担保；

4、对股东、实际控制人及其关联方提供的担保；

5、连续十二个月内担保金额超过公司最近一期经审计总资产的百分之三十。

股东大会审议前款第 4 项担保事项时，该股东或受该实际控制人支配的股东，不得参与该项表决，该项表决由出席股东大会的其他股东所持表决权的半数以上通过。股东大会审议前款第 5 项担保事项时，应经出席会议的股东所持表决权的三分之二以上通过。

第一百二十七条　公司应当严格按照《股票上市规则》、《公司章程》的规定，认真履行对外担保的信息披露义务，披露的内容包括董事会或股东大会决议、截止信息披露日公司及其控股子公司对外担保总额，公司对控股子公司提供担保的总额。对于已披露的担保事项，公司还应当在出现以下情形之一时及时披露：

（一）被担保人于债务到期后十五个交易日内未履行还款义务的；

（二）被担保人出现破产、清算及其他严重影响还款能力情形的。

十八、修改章程第一百三十三条

原章程第一百三十三条　有下列情形之一的，董事长应在十五个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）三分之一以上董事联名提议时；

（三）二分之一以上独立董事联名提议时；

（四）监事会提议时；

（五）总经理提议时。

修改后的章程第一百三十三条　有下列情形之一的，董事长应在十个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）代表十分之一以上表决权的股东提议时；

（三）三分之一以上董事联名提议时；

（四）二分之一以上独立董事联名提议时；

（五）监事会提议时；

（六）总经理提议时。

十九、修改章程第一百三十六条

原章程第一百三十六条　董事会会议应当由二分之一以上的董事出

席方可举行．每一董事享有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

修改后章程第一百三十六条　董事会会议应当由二分之一以上的董事出席方可举行．每一董事享有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事不足三人的，应将该事项提交公司股东大会审议。

二十、在原章程第一百六十七条后增加如下内容：

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和公司章程的规定，履行监事职务。

二十一、修改章程第一百七十一条

原章程第一百七十一条　公司设监事会。监事会由五名监事组成，设监事会主席一人。监事会主席不能履行职权时，由其指定一名监事代行其职权。

修改后的章程第一百七十一条　公司设监事会。监事会由五名监事组成，设监事会主席一人。监事会主席召集和主持监事会会议。监事会主席不能履行职务时，由其指定一名监事召集和主持监事会会议。监事会主席不履行职务，又没有指定一名监事代行其职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

二十二、修改章程第一百七十二条

原章程第一百七十二条　监事会行使下列职权：

（一）检查公司的财务；

（二）对董事、总经理和其他高级管理人员执行公司职务时违反法律、法规或者本章程的行为进行监督；

（三）当董事、总经理和其他高级管理人员的行为损害公司的利益时，要求其予以纠正，必要时向股东大会或国家有关主管机关报告；

（四）提议召开临时股东大会；

（五）列席董事会会议；

（六）股东大会授予的其他职权。

修改后的章程第一百七十二条　监事会行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）当董事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，依照《公司法》第一百五十二条的规定，对董事、高级管理人员提起诉讼。

（七）公司章程规定的其他职权。

二十三、修改章程第一百七十四条

原章程第一百七十四条　监事会行使职权时，必要时可以聘请律师事务所、会计师事务所等专业性机构给予帮助，由此发生的费用由公司承担。

修改后的章程第一百七十四条　监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

监事会发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

二十四、修改章程第一百八十五条

原章程第一百八十五条　公司交纳所得税后的利润，按下列顺序分配：

（1）弥补上一年度的亏损；

（2）提取法定公积金百分之十；

（3）提取法定公益金百分之十；

（4）提取任意公积金；

（5）支付股东股利。

公司法定公积金累计额为公司注册资本的百分之五十以上时，可以不

再提取。提取法定公积金、公益金后，是否提取任意公积金由股东大会决定。公司不在弥补公司亏损和提取法定公积金、公益金之前向股东分配利润。

修改后的章程第一百八十五条　公司交纳所得税后的利润，按下列顺序分配：

（1）弥补上一年度的亏损；

（2）提取法定公积金百分之十；

（3）提取任意公积金；

（4）支付股东股利。

公司法定公积金累计额为公司注册资本的百分之五十以上时，可以不再提取。提取法定公积金后，是否提取任意公积金由股东大会决定。公司不在弥补公司亏损和提取法定公积金之前向股东分配利润。股东大会或者董事会在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。公司持有的本公司股份不得分配利润。

附件二：

关于修改公司股东大会议事规则的议案

根据《中华人民共和国公司法》、《深圳证券交易所股票上市规则（2005年修订）》、《公司章程》及相关法律、法规的规定，现将公司股东大会议事规则作如下修改、补充：

一、修改规则第七条

原规则第七条　公司召开股东大会，董事会应当在会议召开三十日以前通知登记公司股东。公司在计算三十日的起始期限时，不包括会议召开当日。涉及本规则第四十三条中特定事项时，公司发布股东大会通知后，应当在股权登记日后三日内再次公告股东大会通知。

修改后的规则第七条　公司召开股东大会，应当将会议召开的时间、地点和审议的事项于会议召开二十日前通知各股东；临时股东大会应当于会议召开十五日前通知各股东；涉及本规则第四十三条中特定事项时，公司发布股东大会通知后，应当在股权登记日后三日内再次公告股东大会通

知。

二、修改规则第二十条

原规则第二十条　股东大会由董事长主持。董事长因故不能履行职责时，由董事长指定一名董事主持；董事长不能出席会议，也未指定人选的，由董事会指定一名董事主持；董事会未指定会议主持人的，由出席会议的股东共同推举一名股东主持。如果因任何理由，董事或股东无法主持会议，应当由出席会议的持有最多表决权股份的股东（或股东代理人）主持。

修改后的规则第二十条　股东大会会议由董事会召集，董事长主持；董事长不能履行职务的，由董事长指定的其它董事主持；董事长不履行职务，也未指定其他董事代行职务的，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东大会会议职责的，监事会应当及时召集和主持；监事会不召集和主持的，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

三、修改规则第四十条

原规则第四十条　年度股东大会，单独或者合并持有公司有表决权股份总数百分之五以上的股东或者监事会可以提出临时提案。

临时提案如果属于董事会会议通知中未列出的新事项，同时属于公司章程第八十一条所列事项的，提案人应当在股东大会召开前十天将提案递交董事会并由董事会审核后以公告形式通知股东。

第一大股东提出新的分配方案时，应当在年度股东大会召开的前十天提交董事会并由董事会以公告形式通知股东，不足十天的，第一大股东不得在本次年度股东大会提出新的分配方案。

除此以外的提案，提案人可以提前将提案递交董事会，并由董事会公告，也可以直接在年度股东大会上提出。但年度股东大会采用网络投票方式的，提案人提出的临时提案应当至少提前十天由董事会公告。提案人在会议现场提出的临时提案或其他未经公告的临时提案，均不得列入股东大会表决事项。

修改后的规则第四十条　单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交董事会；董事会应当在收到提案后二日内通知其他股东，并将该临时提案提交股东大会

审议。临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。但年度股东大会采用网络投票方式的，提案人提出的临时提案应当至少提前十天由董事会公告。

股东大会不得对通知中未列明的事项或未按照前款规定提出的临时提案作出决议。

四、修改规则第四十二条

原规则第四十二条　股东（包括股东代理人）以其所代表的有表决权的股份数额行使表决权，每一股份享有一票表决权。

修改后的规则第四十二条　公司股东（包括股东代理人）出席股东大会，所持每一股份有一表决权。但是，公司持有的本公司股份没有表决权。

五、修改规则第四十五条

原规则第四十五条　　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）回购本公司股票；

（六）股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

修改后的规则第四十五条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）回购本公司股票；

（六）连续十二个月内购买、出售重大资产超过公司资产总额百分之三十；

（七）股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

六、修改规则第五十三条

原规则第五十三条　股东大会记录由出席会议的董事和记录员签名，

并作为公司档案，由董事会秘书永久保存。

修改后的规则第五十三条　股东大会应当对所议事项的决定作成会议记录，主持人、出席会议的董事应当在会议记录上签名，并作为公司档案由董事会秘书永久保存。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

附件三：

关于修改公司董事会议事规则

根据《中华人民共和国公司法》、《深圳证券交易所股票上市规则（2005年修订）》、《公司章程》及相关法律、法规的规定，现将《公司董事会议事规则》作如下修改：

一、修改规则第六条

原规则第六条　董事长不能履行职权时，应当指定一名董事代行其职权。

修改后的规则第六条　董事长不能履行职务时，由董事长指定一名董事履行职务；董事长不履行职务，又没有指定董事履行职务的，由半数以上董事共同推举一名董事履行职务。

二、修改规则第九条

原规则第九条　有下列情形之一的，董事长应在十五个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）三分之一董事联名提议时；

（三）二分之一独立董事联名提议时；

（四）监事会提议时；

（五）总经理提议时。

修改后的规则第九条　有下列情形之一的，董事长应在十个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）代表十分之一以上表决权的股东提议时；

（三）三分之一以上董事联名提议时；

（四）二分之一以上独立董事联名提议时；

（五）监事会提议时；

（六）总经理提议时。

三、修改规则第二十六条

原规则第二十六条　董事会表决时，每位董事均有一票表决权。董事会决议，须经全体董事过半数通过。

修改后的规则第二十六条　董事会会议表决时，每位董事均有一票表决权。董事会决议，须经全体董事过半数通过。

公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事不足三人的，应将该事项提交公司股东大会审议。

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆監事會第六次會議決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G冶特钢　　公告编号：2006-015

大冶特殊钢股份有限公司
第四届监事会第六次会议决议公告

本公司及其监事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届监事会第六次会议于 2006 年 3 月 19 日在公司会议室召开，会议应到监事 5 人，实际参加会议监事 5 人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《公司 2005 年度监事会工作报告》；

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

二、审议通过了《公司 2005 年年度报告及其摘要》;

监事会认为：公司 2005 年年度报告及其摘要的内容和格式符合中国证监会和深圳证券交易所的规定和要求，真实、完整的反映出 2005 年度的公司治理、财务经营等状况。其编制和审议程序符合相关法律、法规和公司章程及公司管理制度的规定。

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

三、审议通过了《公司 2005 年度财务决算报告》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

四、审议通过了《公司 2005 年度利润分配预案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

五、审议通过了《关于修改公司章程的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

六、审议通过了《关于修改公司股东大会议事规则的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

七、审议通过了《关于修改公司监事会议事规则的议案》（见附件）;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

八、审议通过了《关于调整会计政策的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

九、审议通过了《关于续聘会计师事务所的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

十、审议通过了《关于支付会计师事务所审计费用的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

十一、审议通过了《关于公司与湖北新冶钢有限公司 2006 年度日常关联交易预计的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

十二、审议通过了《关于大股东及关联企业资金占用清欠方案的议案》;

该议案表决结果，赞成票 5 票；反对票、弃权票为 0 票。

特此公告。

大冶特殊钢股份有限公司

监　事　会

2006年3月19日

附件：

关于修改公司监事会议事规则的议案

一、修改规则第四条

原规则第四条　监事会行使下列职权：

（一）检查公司财务，对其合法、合规性进行监督；

（二）对董事、总经理和其他高级管理人员执行公司职务时违反法律、法规或者公司章程的行为进行监督；

（三）当董事、总经理和其他高级管理人员的行为损害公司利益时，要求予以纠正，必要时向股东大会或证券监管机构及其他有关部门报告；

（四）提议召开临时股东大会；

（五）提议召开董事会；

（六）列席董事会会议；

（七）公司章程、股东大会授予的其他职权。

修改后的规则第四条　监事会行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）当董事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，依照《公司法》第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（七）公司章程规定的其他职权。

二、修改规则第九条

原规则第九条　监事会行使职权，必要时可以聘请律师事务所、会计师事务所等中介机构提供专业意见，由此发生的费用由公司承担。

修改后的规则第九条　监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

监事会发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

三、修改规则第十一条

原规则第十一条　监事会每年至少召开二次定期会议。会议通知应当在会议召开十日前书面通知监事及列席人员。根据需要及时召开临时会议，会议通知应当在会议召开三日前以传真、邮件等形式通知监事及列席人员。

修改后规则第十一条　监事会每年至少召开二次定期会议。会议通知应当在会议召开十日前书面通知监事及列席人员。监事可以提议召开临时监事会会议，会议通知应当在会议召开一日前以传真、邮件等形式通知监事及列席人员。

四、修改规则第十五条

原规则第十五条　监事会会议由监事会主席主持。监事会主席不能履

行职责时，应当指定一名监事代行其职责。

修改后规则第十五条　监事会会议由监事会主席主持。监事会主席不能履行职务时，由其指定一名监事召集和主持监事会会议。监事会主席不履行职务，又没有指定一名监事召集和主持监事会会议的，由半数以上监事共同推举一名监事召集和主持监事会会议。

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完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開二〇〇五年年度股東大會的通知。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G 冶特钢　　公告编号：2006-016

大冶特殊钢股份有限公司
关于召开二〇〇五年年度股东大会的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

经公司第四届董事会第十一次会议决议，定于 2006 年 4 月 20 日召开公司 2005 年年度股东大会。现将有关事宜通知如下：

一、召开会议基本情况

1、召开时间：2006 年 4 月 20 日上午 9 时

2、召开地点：公司二会议室

3、召集人：公司董事会

4、召开方式：现场投票

5、出席对象：

⑴ 截止 2006 年 4 月 13 日下午交易结束后，在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东；股东本人不能出席的，可书面委托代理人出席。

⑵ 公司董事、监事及其他高级管理人员；

⑶ 公司聘请的律师。

二、会议审议事项

1、提案名称：

⑴审议《公司 2005 年度董事会工作报告》；

⑵审议《公司 2005 年度监事会工作报告》；

⑶审议《公司 2005 年度财务决算的报告》；

⑷审议《公司 2005 年度利润分配预案》；

⑸审议《关于修改公司章程的议案》；

⑹审议《关于修改公司股东大会议事规则的议案》；

⑺审议《关于修改公司董事会议事规则的议案》；

⑻审议《关于修改公司监事会议事规则的议案》；

⑼审议《公司投资者关系工作管理制度》；

⑽审议《关于修改公司独立董事工作制度的议案》；

⑾审议《关于续聘会计师事务所的议案》

⑿审议《关于支付会计师事务所审计费用的议案》；

⒀审议《关于公司与湖北新冶钢有限公司 2006 年度日常关联交易预计的议案》；

⒁审议《关于公司 2006 年借贷事项的议案》；

2、披露情况：上述第⑼、第⑽项议案的详细内容见 2006 年 2 月 16 日在《中国证券报》及深圳巨潮网 www.cninfo.com.cn 上刊登的公司第四届董事会第十次会议决议公告，其他议案详细内容见同日在《中国证券报》及深圳巨潮网 www.cninfo.com.cn 上刊登的公司第四届董事会第十一次会议决议公告、公司第四届监事会第六次会议决议公告。

3、其他事项：听取公司独立董事 2005 年度报告书。

4、特别强调事项：审议《关于修改公司章程》的议案需以特别决议通过。

三、现场股东大会会议登记方法

1、登记方式：现场、信函或传真方式

2、登记时间：2006年4月14日至4月15日上午9：00—12：00；下午2：00—5：00

3、登记地点：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室。

4、受托行使表决权人需登记和表决时提交文件的要求：法人股东的法定代表人持法人股东帐户、持股凭证、营业执照复印件和本人身份证，委托代理人持法人股东帐户、持股凭证、营业执照复印件、本人身份证和法定代表人授权委托书；个人股东持股东帐户、持股凭证、身份证，委托代理人持授权委托书、身份证和委托人股东帐户、持股凭证。

四、其他事项

1、会议联系方式：

⑴会议联系人：王平国　彭百条

⑵联系电话：0714—6293836

⑶传　　真：0714—6296570

⑷邮政编码：435001

2、会议费用：出席会议人员食宿及交通费自理；

五、授权委托书

兹全权委托　　　　先生（女士）代表本人出席大冶特殊钢股份有限公司2005年年度股东大会，并行使表决权。

委托人（签名）：　　　　　　　　委托人身份证号：

委托人股东帐户：　　　　　　　　委托人持股数：

受托人（签名）：　　　　　　　　受托人身份证号：

委托权限：

委托日期：

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 3 月 19 日

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完

香港，二零零六年三月二十日

RECEIVED
2006 MAR 28 A 10: 02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於 2006 年日常關聯交易公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G 冶特钢　　公告编号：2006-017

大冶特殊钢股份有限公司
关于 2006 年日常关联交易公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

一、预计全年日常关联交易的基本情况

关联交易分类	按产品或劳务进一步分类	关联方	2006 年预计总金额(万元)	占同类交易的比例(%)	2005 年实际总金额(万元)
采购货物	钢坯	湖北新冶钢有限公司	40,800	100	23,322
	钢材	湖北新冶钢有限公司	8,000	100	
	原材料	湖北新冶钢有限公司	27,250	6.13	32,902
	备件材料	湖北新冶钢有限公司	4,200	0.94	3,825
销售货物	管坯	湖北新冶钢有限公司	48,800	15.03	58,084
	出口钢材	湖北新冶钢有限公司	16,000	6.99	27,412
	备件材料	湖北新冶钢有限公司	4,000	12.19	13,389

	燃料动力	湖北新冶钢有限公司	4,200	12.80	4,100
提供劳务	提供劳务	湖北新冶钢有限公司	1,950	100	5,198

二、关联方介绍和关联关系

1、关联方介绍

名称：湖北新冶钢有限公司

法定代表人：李松兴

注册资本：24,183 万美元

变更日期：2004 年 10 月 15 日

企业类型：中外合资经营

主要经营业务或管理活动：生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。

2、关联人履约能力分析

湖北新冶钢有限公司系公司控股股东，预计2006年合计日常关联交易发生额在155,200万元左右。该公司经济效益和资信状况良好，履约能力较强，不会形成本公司的坏帐损失。

三、定价政策和定价依据

1、本公司与关联方发生的各项关联交易均按照自愿、平等、互惠互利、公平公允的原则进行。

2、定价原则：国家有定价的按国家定价执行，国家没有定价的按市场价格执行；没有市场价格参照，以实际成本加成一定比例商定协议价格，加成比例不高于成本的 20%。

四、关联交易目和交易对上市公司的影响

本公司与关联方进行的日常关联交易，均为双方生产经营所需要。此交易持续多年，形成了稳定的合作关系，对生产经营的稳定发展和提高效益发挥了积极作用。且按市场化原则公平公允地进行，维护了各方的利益。该等关联交易不构成对公司独立性的影响，没有损害公司及股东的利益。

五、审议程序

1、公司第四届董事会第十一次会议于 2006 年 3 月 19 日审议通过了《公司与湖北新冶钢有限公司 2006 年日常关联交易的议案》，关联董事蔡星海

先生、李松兴先生、罗铭韬先生、邵鹏星先生、文武先生回避表决，其他6名董事一致同意该议案。

2、独立董事吴茂清先生、周志海先生、沈岩先生、顾友良先生事前认可本议案，同意将本议案提交董事会审议，并就此发表独立意见：本议案所述关联交易是公司正常的业务所必需，保证了生产经营的连续性。此交易根据公平、公正的原则进行，执行市场公允价，所有交易符合国家有关法律、法规的要求，维护了公司及股东的利益。

3、此项议案需提交股东大会批准，与该项交易有利害关系的关联股东将放弃在股东大会上的表决权。

六、关联交易协议签署情况

本公司与关联方按交易分类，分别签署了《钢坯买卖协议》、《钢材买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯买卖协议》、《出口钢材买卖协议》、《供用水、电、气协议》以及《劳务协议》，协议有效期为2006年1月1日至2006年12月31日。

七、备查文件

1、《钢坯买卖协议》、《钢材买卖协议》、《原材料买卖协议》、《备件材料买卖协议》、《管坯买卖协议》、《出口钢材买卖协议》、《供水、电、气协议》以及《提供接受劳务协议》;

2、独立董事关于公司日常关联交易的事前同意书面文件及独立意见；

3、公司第四届董事会第十一次会议决议；

4、公司第四届监事会第六次会议决议。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2006年3月19日

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的獨立董事的專項說明及獨立意見。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G冶特钢　　公告编号：2006-018

大冶特殊钢股份有限公司独立董事的专项说明及独立意见

根据《关于在上市公司建立独立董事制度的指导意见》等相关法律、法规和《公司章程》的有关规定，我们作为公司独立董事，基于独立判断，对公司第四届董事会第十一次会议的相关事项发表如下独立意见：

一、对公司对外担保情况的专项说明及独立意见

根据中国证监会[2003]56号《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》精神，我们对公司对外担保情况进行了专项核查，认为，公司能够严格执行国家的有关法律法规和《公司章程》，审慎对待和严格控制对外担保风险，没有为大股东及其他关联方、任何非法人单位或个人提供担保的情况，保护了全体投资者的合法权益。

二、对公司2005年度利润分配的独立意见

经普华永道中天会计师事务所有限公司审计，公司2005年度实现净利润80,367,507元，根据《公司章程》的规定，弥补以前年度亏损59,266,726元后的可供分配利润为21,100,781元，提取10%法定公积金2,110,078元，提取10%法定公益金2,110,078元后，本年度可供股东分配利润16,880,625元。

由于公司为进一步调整产品结构，适应钢铁市场的发展需求，进行公司完善工艺路线的技术改造，谋求企业更快的发展和更高的效益。为此，公司董事会研究决定，本次利润不分配，也不进行资本公积金转增股本。

鉴于此情况，公司董事会作出的2005年度不进行现金利润分配是公司适应市场发展要求和符合公司实际状况的。

三、对公司2006年日常关联交易预计的独立意见

独立董事事前认可本议案，同意将本议案提交董事会审议。在董事会审议中，发表了独立意见，认为：本议案所述关联交易是公司正常的业务所必需，保证了公司生产经营的连续性。此交易本着公平、公正的原则，执行市场公允价，所有交易符合国家有关法律、法规的要求，维护了公司及股东的利益。

四、对续聘会计师事务所的独立意见

公司独立董事事前认可本议案，同意将本议案提交董事会审议。在审议中，发表了如下独立意见：

普华永道中天会计师事务所有限公司连续两年为公司财务审计，审计的结果客观、公正，同意公司续聘普华永道中天会计师事务所有限公司为公司 2006 年度审计机构。

大冶特殊钢股份有限公司独立董事：吴茂清　周志海　沈岩　顾友良

2006 年 3 月 19 日

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於審計機構的註冊會計師關於控股股東及其他關聯方佔用資金情況專項審計說明。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

PRICEWATERHOUSECOOPERS

普 华 永 道

普华永道中天会计师事务所有限公司

中国上海市湖滨路 202 号
普华永道中心 11 楼
邮政编码 200021
电话 +86(21)6123 8888
传真 +86(21)6123 8800
www.pwccn.com

关于大冶特殊钢股份有限公司
控股股东及其他关联方占用资金情况专项审计说明

普华永道中天特审字(2006)第 54 号

大冶特殊钢股份有限公司董事会：

我们接受委托，依据中国注册会计师独立审计准则审计了大冶特殊钢股份有限公司（以下简称“贵公司”）2005 年 12 月 31 日的资产负债表、2005 年度利润表及利润分配表和现金流量表，并于 2006 年 3 月 19 日签发了普华永道中天审字(2006)第 1234 号无保留意见的审计报告。

根据中国证券监督管理委员会及国务院国有资产监督管理委员会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》（证监发[2003]56 号文）的要求，贵公司编制了列示于本函附件所附的截至 2005 年 12 月 31 日止年度贵公司控股股东及其他关联方占用资金情况表（以下简称"情况表"）。

如实编制和对外披露情况表并确保其真实、合法及完整是贵公司的责任。我们对情况表所载资料与我所审计贵公司 2005 年度会计报表时所复核的会计资料和经审计的会计报表的相关内容进行了核对，在所有重大方面没有发现不一致之处。除了对贵公司实施 2005 年度会计报表审计中所执行的对关联方交易有关的审计程序外，我们并未对情况表所载资料执行额外的审计程序，为了更好地理解贵公司的控股股东及其他关联方占用资金情况，后附情况表应当与已审计的会计报表一并阅读。

本函仅作为贵公司披露控股股东及其他关联方占用资金情况之用，不得用作任何其他目的。

普华永道中天
会计师事务所有限公司

注册会计师 ____________
许丽周

中国，上海市
2006 年 3 月 19 日

注册会计师 ____________
王斌

附件

大冶特殊钢股份有限公司2005年度控股股东及其他关联方资金占用情况汇总表

金额单位：人民币万元

资金占用方类别	资金占用方名称	占用方与上市公司的关联关系	上市公司核算的会计科目	2005年期初占用资金余额	2005年度占用累计发生金额（不含占用资金利息）	2005年度偿还/结算累计发生金额	2005年期末占用资金余额	对占用资金余额计提的坏账准备	占用形成原因	占用性质
控股股东、实际控制人及其附属企业	湖北新冶钢有限公司	同受实际控制人控制	应收账款	3,234	126,470	(129,704)	无	无	不适用	不适用
	江阴兴澄特种钢铁有限公司	受同一实际控制人控制	应收账款	无	323	(323)	无	无	不适用	不适用
小计				3,234	126,793	(130,027)				
其他关联方及其附属企业	冶钢集团有限公司	原控股股东	应收账款	无	5,474	(5,474)	无	无	不适用	不适用
			其他应收款	28,327	2,353	(28,327)	2,353	无	备注(1)	非经营性占用
	冶钢集团进出口公司	原控股股东下属子公司	预付账款	34,233	5,674	(17,818)	22,089	无	备注(2)	经营性占用
			应收账款	无	59	(59)	无	无	不适用	不适用
			其他应收款	9,170	-	-	9,170	(9,170)	备注(2)	非经营性占用
	冶钢集团实业总公司	原控股股东下属子公司	应收账款	1,040	-	-	1,040	(1,040)	备注(3)	经营性占用
	冶钢龙腾实业总公司	原控股股东下属子公司	应收账款	460	-	-	460	(460)	备注(3)	经营性占用
	冶钢集团华钢实业公司	原控股股东下属子公司	应收账款	404	-	(404)	无	无	不适用	不适用

附件

大冶特殊钢股份有限公司2005年度控股股东及其他关联方资金占用情况汇总表(续)

金额单位：人民币万元

资金占用方类别	资金占用方名称	占用方与上市公司的关联关系	上市公司核算的会计科目	2005年期初占用资金余额	2005年度占用累计发生金额	2005年度偿还/结算累计发生金额	2005年期末占用资金余额	对占用资金余额计提的坏账准备	占用形成原因	占用性质
其他关联方及其附属企业	冶钢集团170无缝钢管有限公司	受原控股股东控制	应收账款	10,331	-	(10,331)	无	无	不适用	不适用
	冶钢集团无缝钢管有限公司	受原控股股东控制	应收账款	8,557	-	(8,557)	无	无	不适用	不适用
	冶钢经贸联合公司	受原控股股东控制	应收账款	4,579	-	-	4,579	(4,579)	备注(3)	经营性占用
	冶钢龙腾实业总公司经贸公司	受原控股股东控制	应收账款	3,668	-	-	3,668	(3,668)	备注(3)	经营性占用
	冶钢集团武汉供销公司	受原控股股东控制	应收账款	1,451	-	(116)	1,335	(1,335)	备注(3)	经营性占用
	黄石市冶钢经贸联合公司	受原控股股东控制	应收账款	408	-	-	408	(408)	备注(3)	经营性占用
	冶钢集团实业总公司轧钢厂	受原控股股东控制	应收账款	400	-	-	400	(400)	备注(3)	经营性占用
	冶钢集团有限公司其他下属公司	受原控股股东控制	应收账款	567	-	-	567	(567)	备注(3)	经营性占用
小计				103,595	13,560	(71,086)	46,069	(21,627)		
总计				106,829	140,353	(201,113)	46,069	(21,627)		

附件

大冶特殊钢股份有限公司2005年度控股股东及其他关联方资金占用情况汇总表(续)

备注：

(1) 截至2005年12月31日，该余额是本公司代冶钢集团有限公司支付电费等债务而形成的款项。本公司正与其磋商还款安排，并无对该余额计提坏账准备。

(2) 截至2005年12月31日，本公司应收冶钢集团进出口公司余额合计为31,259万元。

本公司其他应收款中应收冶钢集团进出口公司款项9,170万元，由于其与本公司原控股股东冶钢集团有限公司的同额往来余额无法结算，导致冶钢集团进出口公司无法归还欠本公司款项。本公司已于2002年对此无法收回的款项全额计提坏账准备。

其余22,089万元主要是本公司委托冶钢集团进出口公司进口备件及工程设备而形成的预付货款中尚未结算的部分。

(3) 截至2005年12月31日，本公司应收冶钢集团其他下属子公司余额为12,457万元，主要是与本公司以前年度发生交易尚未结算。由于该余额账龄已超过五年，而且该等公司因资不抵债、现金流量严重不足等原因确实无法偿还债务，本公司已于2004年前对该等余额提取全额坏账准备。

本情况表已于2006年3月19日获董事会批准。

公司负责人：蔡星海　　主管会计工作负责人：钱刚　　会计机构负责人：王培熹

****

完

香港，二零零六年三月二十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CHANGE OF DIRECTORS

The Board of Directors (the "Board") of CITIC Pacific Limited (the "Company") announces that Mr Yao Jinrong resigns as an executive director of the Company with effect from April 1, 2006 for personal reasons. Mr Yao confirms that he has no disagreement with the Board and there is no matter relating to his resignation that will need to be brought to the attention of the shareholders of the Company.

The Board expresses gratitude to Mr Yao for his contributions made to the Company.

The Board is pleased to announce that Mr Chau Chi Yin, Mr Milton Law Ming To and Mr Wang Ande have been appointed as executive directors of the Company with effect from April 1, 2006.

Mr Chau Chi Yin, aged 50, is currently director of CITIC Pacific Group Financial Control Department. Mr Chau joined the Company in 1990, is a director of Hong Kong Resort Company Limited and certain group companies concerned with industrial projects. He joined CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company, in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company. Mr Chau has no relationships with any directors, senior management or substantial or controlling shareholders of the Company, apart from being a director of some subsidiaries of CITIC HK. He is a member of the Hong Kong Institute of Certified Public Accountants.

Mr Chau is entitled to receive under his current service contract with the Company a monthly salary of HK$110,000 which is determined with reference to the market terms and his duties within the Company plus discretionary bonus that is subject to the performance of the Company and the individual. Following the appointment as director, he will also receive a director's fee, which is determined by shareholders of the Company, at the same rate as that payable by the Company to other directors of the Company. As at the date hereof, he is interested in 236,000 shares and 800,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Milton Law Ming To, aged 42, is currently director of CITIC Pacific Business Development Department. Mr Law is a director of Hong Kong Dragon Airlines Limited and other group companies concerned with infrastructure, environment, industrial and property projects. Before joining the Company in 1992, he worked in the banking industry. Mr Law has no relationships with any directors, senior management or substantial or controlling shareholders of the Company, apart from being a director of some subsidiaries of CITIC HK. He is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. He is also qualified as an attorney at law in the People's Republic of China.

Mr Law is entitled to receive under his current service contract with the Company a monthly salary of HK$95,000 which is determined with reference to the market terms and his duties within the Company plus discretionary bonus that is subject to the performance of the Company and the individual. Following the appointment as director, he will also receive a director's fee, which is determined by shareholders of the Company, at the same rate as that payable by the Company to other directors of the Company. As at the date hereof, he is interested in 3,000 shares and 750,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Wang Ande, aged 55, is currently deputy managing director of CITIC Pacific China Holdings Limited. Mr Wang is also a director of other group companies concerned with property projects in the People's Republic of China. Before joining the Company in 2003, he served in the Shanghai Municipal Government and Pudong New Area Government responsible for lands and property development of the city. Mr Wang has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr Wang is entitled to receive under his current service contract with the Company a monthly salary of RMB40,000 which is determined with reference to the market terms and his duties within the Company plus discretionary bonus that is subject to the performance of the Company and the individual. Following the appointment as director, he will also receive a director's fee, which is determined by shareholders of the Company, at the same rate as that payable by the Company to other directors of the Company. As at the date hereof, he is interested in 50,000 shares and 200,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Pursuant to the Company's Articles of Association, Mr Chau Chi Yin, Mr Milton Law Ming To and Mr Wang Ande will retire and be eligible for re-election at the next annual general meeting. Thereafter, they will be subject to retirement by rotation and re-election in accordance with the Company's Articles of Association.

In relation to the appointment of Mr Chau Chi Yin, Mr Milton Law Ming To and Mr Wang Ande as executive directors of the Company, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, March 22, 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 12 May 2006 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005.

2. To declare a final dividend for the year ended 31 December 2005.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as Special Business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be altered in the following manner:

(a) in Article 2:

(i) by inserting the words "(including an electronic communication)" after the words "legible and non-transitory form" in the definition of "writing" or "printing"; and

(ii) by adding at the end thereof the following new paragraph:

"References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(b) in Article 4, by adding the words "provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares (other than those with the most favourable voting rights) must include the words "restricted voting" or "limited voting"" immediately after the words "as the Board may determine)";

(c) in Article 7, by adding at the end thereof the following:

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal

Announcement of Results for the Year Ended 31 December 2005

CITIC Pacific Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

CITIC PACIFIC

Chairman's Letter to Shareholders

CITIC Pacific recorded a net profit of HK$3,989 million for the year 2005, a 13% increase from 2004. Earnings per share were HK$1.82. The board recommends maintaining the final dividend of HK$0.80 per share providing shareholders a total of HK$1.10 per share for 2005.

Many of our businesses achieved satisfactory results. Our special steel manufacturing business saw its profit contribution increase 84% compared with 2004. Property sales and rentals, as well as fair value gains on investment properties as the result of new accounting standards increased profit contribution from the property business by 151%. In addition, a toll increase on the Eastern Harbour Tunnel boosted the profit contribution from the civil infrastructure business. Challenged with high oil prices, both Cathay Pacific and Dragonair worked hard to develop new markets and as a result, achieved their best year in terms of passengers and cargo carried.

Special Steel Manufacturing

Our special steel business produced 3.6 million tonnes of steel in 2005, an increase of 9.7% over 2004 production. We also exported 366,300 tonnes, a 56% rise from the previous year. Given the strong demand for special steel products, both **Jiangyin Xingcheng Special Steel** and **Xin Yegang** operated near their full capacity.

Through acquisitions as well as capacity addition brought about by

centred around Shanghai. In addition, we recently signed an agreement with the Wanning Municipal government of **Hainan** Province, in which we will act as the prime developer, to jointly develop a large real estate project with a developable area of 16 square kilometres in the coastal city of Wanning. All these strategic investments are essential to the future development of CITIC Pacific. We not only took advantage of opportunities to acquire land, but also established a solid foundation and guaranteed resources for our property development in the years to come.

The first phase of **The New Westgate Garden**, our residential development project in Shanghai, will be completed in the second quarter of 2006. Over 70% of the units available for sale have been sold. The development has an excellent reputation in the market.

Occupancies at our investment properties **CITIC Square** and **Royal Pavilion** in Shanghai continue to be high with rentals increasing steadily.

The recently announced **Shanghai Pudong Lu Jiazui New Financial District project** located in the centre of Shanghai is one of the most prominent large development projects in the City. With a total site area of 251,000 square metres, once completed, it will consist of premium office buildings, hotels and residential buildings. In addition, in **Qingpu** District, situated in the major transportation node of Jiangsu and Zhejiang provinces and Shanghai, a low density residential and commercial project will be developed on a 442,000 square metres of land. Site work will commence

consumption of electricity is still very low compared with other developed countries in the world. Therefore, with the continued development of the Chinese economy, demand for electricity will continue to rise. Even though in the short-term there have been uncertainties in the price of coal and the supply and demand of electricity, we are confident in the long-term prospect of the power generation business.

Communications

Amid intense competition, **CITIC Telecom 1616** and **Macau Telecom** achieved satisfactory results in 2005. We also strengthened the managements of our Internet games, e-commerce and other value added service businesses. These efforts are already showing results.

Marketing and Distribution

Dah Chong Hong and **Sims Trading** continue to make steady progress in their development. Motor vehicle sales in Hong Kong performed well in 2005. Although there is intense competition in the mainland motor vehicle market, the overall market continues to grow. This will provide Dah Chong Hong future opportunities f[illegible]

2 Turnover and segment information *(continued)*

An analysis of the Group's turnover by geographical area is as follows:

In HK$ million	2005	2004
Hong Kong	8,756	8,230
Mainland China	16,452	13,650
Japan	480	484
Others	876	548
	26,564	22,912

3 Profit from consolidated activities

The profit from consolidated activities is arrived at after crediting and charging:

in HK$ million	2005	As restated 2004
Crediting		
Dividend income from unlisted other financial assets	155	400
Change in fair value of investment properties	520	181
Profit on disposal of subsidiary companies	362	112
Charging		
Cost of inventories sold	19,261	15,863
Depreciation of property, plant and equipment	774	597
Amortisation of leasehold land	38	33

4 Net finance charges

in HK$ million	2005	2004
Finance charges		
Interest expenses	707	394
Other finance charges	26	34
Amount capitalised	(111)	(18)
Fair value gains on financial instruments	(62)	–
	560	410
Finance income		
Interest income	(53)	(108)
	507	302

5 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

In HK$ million	2005	As restated 2004
Current income tax		
Hong Kong profits tax	165	269
Overseas taxation	105	109
Deferred taxation		
Change in fair value of investment properties	70	36

Financial Review and Analysis

Group Liquidity and Capital Resources

As of 31 December 2005, the Group's total outstanding debt was HK$21.2 billion (31 December 2004: HK$14.6 billion), cash and deposits with banks were HK$2.6 billion (31 December 2004: HK$2.4 billion) giving a net debt of HK$18.6 billion compared to HK$12.2 billion at 31 December 2004. The increase in net debt was mainly due to various new investments made during the year. Leverage, measured by the Group's net debt to total capital, was 32% (31 December 2004: 25%).

The denomination of the Group's borrowings as well as cash and deposit balances by currencies as of 31 December 2005 is summarised as follows:

Denomination HK$ million Equivalent	HK$	US$	Renminbi	Yen	Other	Total
Borrowings	12,745	4,519	3,351	504	99	21,218
Cash and Deposits	195	554	1,680	100	50	2,579
Net Borrowings	12,550	3,965	1,671	404	49	18,639

As at 31 December 2005, subsidiaries' assets of HK$585 million (2004: HK$538 million) were pledged to secure banking facilities, these arrangements mainly related to Daye Special Steel Co., Ltd. and Dah Chong Hong's business overseas.

Available Sources of Financing

In addition to cash and deposits balance of HK$2.6 billion as of 31 December 2005, the Group had undrawn available facilities totaling HK$10.2 billion, of which HK$8.5 billion was in committed long term loans and HK$1.7 billion of money market lines. Besides, available trade facilities amounted to HK$2.4 billion. Borrowings by sources of financing is summarized as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Borrowings			
Bank Loans	23,791	15,305	8,486
Global Bonds	3,510	3,510	0
Private Placements (*)	1,199	1,199	0
Total Committed	28,500	20,014	8,486
Uncommitted Facilities			
Money Market Lines			

outstanding interest rate swap/option contracts with a notional amount of HK$12.0 billion. After the swaps, HK$14.4 billion or 68% of the Group's total borrowings were effectively paying floating rate and the remaining were effectively paying fixed rate of interest. CITIC Pacific has also entered into a cross currency swap contract to hedge the JPY8.1 billion floating rate note so as to limit foreign currency exposure. The overall weighted average all-in cost of debt (including fees and hedging costs) in 2005 was about 4.3%, compared with 3.4% in 2004.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. To minimize potential exposure to US dollar denominated debt principal and interest payments, the Company entered into forward and option contracts. As of 31 December 2005, such contracts outstanding amounted to US$641 million. In addition, foreign exchange forward contracts were also employed by our trading business to hedge currency fluctuations. As of 31 December 2005, such contracts outstanding amounted to HK$657 million.

Capital Commitment and Contingent Liabilities

As at 31 December 2005, the Group's contracted capital commitment was HK$3.5 billion and the Group's contingent liabilities had not changed significantly from the last year end.

Human Resources

As at the end of December 2005, the Group employed 19,174 (2004: 15,915) staff in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas of concentration are in Hong Kong employing 3,912 and in the mainland of China employing 15,019. Another 243 are employed in subsidiaries in Japan, Singapore and Canada.

The general economy in Hong Kong has exhibited a solid and broad-based upturn in 2005. It has led to significant positive improvements in the employment environment motivating staff to operate effectively and efficiently to attain better level of performance.

CITIC Pacific is an equal opportunity employer and adheres to a fair and consistent human resources management policy to the mutual benefit of its employees and the Group. It also upholds a high standard of business ethics

Corporate Governance

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. In 2005, we improved our corporate governance practices by amendments of Articles of Association and the Board's approval on certain matters to align with the Code Provisions in the Code on Corporate Governance Practices ("the Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005. As such, we have modified the Company's Articles of Association, the terms of reference of the Audit Committee and the Remuneration Committee to incorporate certain Code Provisions set out in the Code.

A full description of the operation of the Board, Audit Committee, Remuneration Committee, Internal Control, Codes of Best Practice, Notifiable Transactions and Financial Reporting will be found in the 2005 Annual Report.

Throughout the year of 2005, CITIC Pacific has complied with all applicable Code Provisions in the Code. The Audit Committee of the Board, consisting of three non-executive directors of whom two are independent, has reviewed the 2005 financial statements with management and the Company's internal and external auditors and recommended its adoption by the Board.

Proposed Amendments to the Articles of Association of the Company

Shareholders' approval will be sought in the forthcoming Annual General Meeting to be held on 12 May 2006 to amend the Articles of Association, mainly to permit the Company to issue corporate communications to its members and other securities holders in either English or Chinese only or in both English and Chinese in accordance with the wishes of its members and other securities holders provided that the Company has made adequate arrangements to ascertain the wishes of its members and other securities holders. Particulars of the proposed amendments will be set out in a circular to be sent to shareholders around 19 April 2006.

Dividend and Closure of Register

The Directors have resolved to recommend to shareholders the payment of a final dividend of HK$0.80 per share (2004: HK$0.80), which together with the interim dividend of HK$0.30 per share (2004: HK$0.30) makes a total dividend of HK$1.10 per share (2004: HK$1.10) for the year ended 31 December 2005. The total dividend of HK$1.10 per share will amount to HK$2,412 million of the Company's profit for the year ended 31 December 2005 (2004: HK$2,411 million).

The proposed final dividend of HK$0.80 per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Friday, 12 May 2006, is to be payable on Wednesday, 17 May 2006 to shareholders whose names appear on the Register of Members of the

The Register of Members of the Company will be closed from Thursday, 4 May 2006 to Friday, 12 May 2006, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 3 May 2006.

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2005. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2005.

Forward-looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Annual Report and Further Information

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible. The full Annual Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 6 April 2006 and sent to shareholders on 19 April 2006.

By Order of the Board
Alice Tso Mun Wai
Company Secretary
Hong Kong, 22 March 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

	2005	2004
	345	413

6 Dividends

in HK$ million	2005	2004
2005 Interim dividend paid: HK$0.30 (2004: HK$0.30) per share	**658**	657
2005 Final dividend proposed: HK$0.80 (2004: HK$0.80) per share	**1,754**	1,754

7 Earnings per share

The calculation of earnings per share is based on profit attributable to shareholders of HK$3,989 million (2004: HK$3,534 million).

The basic earnings per share is based on the weighted average number of 2,192,532,243 shares in issue during the year (2004: 2,190,347,374 shares in issue). The diluted earnings per share is based on 2,195,068,005 shares (2004: 2,191,793,568 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 2,535,762 shares (2004: 1,446,194 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

8.1 Debtors, accounts receivable, deposits and prepayments

in HK$ million	2005	2004
Trade debtors		
Within 1 year	**1,649**	1,754
Over 1 year	**45**	179
	1,694	1,933
Accounts receivable, deposits and prepayments	**3,997**	2,255
	5,691	4,188

Notes:

(i) Trade debtors are net of provision and the ageing is classified based on invoice date.
(ii) The Group has a defined credit policy for the respective business units.
(iii) The carrying amounts of debtors, accounts receivables, deposits and prepayments approximates their fair value.
(iv) Accounts receivables, deposits and prepayments included derivative financial assets of HK$12 million.

8.2 Creditors, accounts payable, deposits and accruals

in HK$ million	2005	2004
Trade creditors		
Within 1 year	**2,833**	1,608
Over 1 year	**214**	94
	3,047	1,702
Accounts payable, deposits and accruals	**3,581**	3,040
	6,628	4,742

Note:

(i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$17 million.

9 Comparative figures

Comparative figures have been adjusted to conform with the current presentation.

Trade Facilities	2,787	384	2,403

(*) Including a US$100 million Note which was repaid on 15 February, 2006 upon maturity.

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year. During 2005, CITIC Pacific successfully completed a HK$5.2 billion 7-year syndicated loan transaction. The Group also issued a JPY8.1 billion 30-year floating rate note (with a put option in the 10th year), the exchange risk was hedged through cross currency swap for the duration of the note. In addition, substantial amount of bilateral facilities were newly established, renewed or extended, further improved the Group's maturity profile.

HK$ million	2006	2007	2008	2009	2010	2011 and Beyond	Total	Percentage
Parent Company (1)	810(2)	527	2,572	2,593	3,082	7,229	16,813	79%
Subsidiaries	1,596	1,640	621	471	77	0	4,405	21%
Total Maturing Debt	2,406	2,167	3,193	3,064	3,159	7,229	21,218	100%
Percentage	11%	10%	15%	15%	15%	34%	100%	
Available Facilities (3)	96	78	1,292	1,832	1,138	4,050	8,486	

(1) Including a US$450 million global bond due in 2011 and a JPY8.1 billion floating rate note due in 2035 which were issued by wholly owned special purposes vehicles.
(2) Including a US$100 million Note which was repaid on 15 February, 2006 upon maturity.
(3) The maturity years of the relevant committed facilities are shown for reference.

Derivative Transactions

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Following the adoption of HKAS32 and HKAS39 as described under "Significant accounting policies", all derivatives are stated at fair market value. Certain derivative transactions, while the objective is for hedging purposes under the Group's risk management policies, may not qualify for hedge accounting treatment under the specific rules of the new accounting standards. The changes in the fair value of such kind of derivative transactions are recognized in the profit and loss account. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the Group's own calculation where applicable, or price quotations obtained from major financial institutions.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 31 December 2005, the Company had

the Code of Conduct Policy, the Group requires all business units to report the compliance status of the Policy on a bi-annual basis.

The Group's compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development with financial sponsorship by the Group whilst in-house training for different level of employees is organized regularly on product knowledge and skill training. Moreover, with the growing cross-border business activities between Hong Kong and the mainland China, the Group continues to strengthen business integration, knowledge sharing and skill transfer between staff in the two territories.

As in the past many years, the Group supports charitable work and the promotion of education, environment protection, sports, culture and the arts by sponsoring many activities in Hong Kong, the mainland and overseas.

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares ("Shares").

Options to subscribe for 11,550,000 Shares, at the exercise price of HK$18.20 per Share, and options to subscribe for 12,780,000 Shares, at the exercise price of HK$19.90 per Share, were granted under the Plan on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All of the aforesaid options were accepted and during the year up to 31 December 2005, options to subscribe for a total of 880,000 Shares were exercised. None of such options were cancelled, but options for 500,000 Shares have lapsed during the year up to 31 December 2005.

... case of purchases of redeemable shares, (i) purchases not made through the market or by tender shall be limited to a maximum price, and (ii) if purchases are by tender, tenders shall be available to all members alike.";

(d) in Article 17, by deleting the words "or within such other period as the conditions of issue shall provide" and substituting therefor the words "or within such shorter period as the conditions of issue shall provide or as the Stock Exchange may from time to time prescribe under the Listing Rules";

(e) in Article 86, by adding the words "who is the holder of two or more shares" immediately after the words "A member" in the last sentence thereof;

(f) in Article 110, by deleting the words "special resolution" in the marginal note thereto and substituting therefor the words "ordinary resolution";

(g) in Article 172, by adding at the end thereof the words "Any notice or document to be given or issued under these Articles may be either in English language or Chinese language only or in both English language and Chinese language, subject to due compliance with the Ordinance and other applicable laws, rules and regulations.";

(h) in Article 174:

(i) by deleting the words "following that" in the last sentence thereof; and

(ii) by adding at the end of Article 174 the following:

"Any notice or document served by advertisement in newspapers in accordance with Article 172 shall be deemed to have been served on the day on which the notice or document is first published in newspapers.";

(i) by deleting the existing Article 175 in its entirety and substituting therefor the following as new Article 175:

"175. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in these Articles in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.";

(j) in Article 177, by deleting the words "by post to, or left at the registered address of any member" and substituting therefor the words "to any member in such manner as provided in these Articles";

(k) by deleting the existing Article 178 in its entirety and substituting therefor the following as new Article 178:

"178. The signature to any notice or document to be given by the Company may be written, printed or made electronically.";

(l) in Article 184(B), by adding the words ", or any person employed by the Company as Auditor" immediately after the words "any Director or other officer of the Company"; and

(m) in Article 184(C), by adding the words ", or any person employed by the Company as Auditor" immediately after the words "any Director or officer of the Company"."

6. To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

8. To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 22 March 2006

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Thursday, 4 May 2006 to Friday, 12 May 2006, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande are Directors appointed by the Board since last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall then be eligible for re-election pursuant to Article 95 of the Articles of Association of the Company. Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election.

(v) Concerning item 5 above, a special resolution to amend certain Articles in the Company's Articles of Association is proposed in order to allow the Company to have the flexibility to offer the Shareholders the choice to receive corporate communications in either English or Chinese language or both languages as permitted by the Listing Rules and to bring the Articles in line with current corporate practice.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vii) Concerning item 7 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(viii) Concerning item 8 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

capability has been expanding. The new production line Jiangyin Xingcheng Special Steel is building in cooperation with **Sumitomo Metals** is proceeding on schedule and is expected to be in full production in 2007. Upon completion, this production line will have advanced world-class equipment and technology. Its products can substitute for higher grade special steel which is currently being imported. In early 2005, CITIC Pacific concluded its 95% acquisition of Xin Yegang. At the end of the year, the acquisition of Shenzhen Stock Exchange listed Daye Special Steel was completed, making the group's attributable interest in Daye aggregate to 56.6%. In addition, Daye Special Steel's share reform plan was approved by shareholders in January of 2006.

In November 2005, CITIC Pacific signed an agreement with the government of Hebei Province to acquire a stake in **Shijiazhuang Steel Mill**. After re-organization, CITIC Pacific's interest in this steel mill will be 65%. With a production capacity of 2 million tonnes, Shijiazhuang's products are mainly supplied to the auto component and oil industries. This acquisition is subject to approval by the relevant government authorities.

With Jiangyin Xingcheng Special Steel, Xin Yegang (including Daye Special Steel) and Shijiazhuang Steel Mill under one umbrella, CITIC Pacific will become one of the largest manufacturers of special steel in China covering more economically developed Eastern, Central and Northern regions. CITIC Pacific's leadership position is already established measured in not only production capacity and variety of products, but also market coverage, among other criteria. Our main tasks going forward are to complete the integration of all three plants, further improve management, maximize synergies, and raise efficiency and product quality. To achieve the above objectives, we are forming CITIC Pacific Special Steel Holdings to carry out organizational, personnel and resource integrations.

Properties

For the past twenty years, with the rapid development of the Chinese economy, general standard of living has been rising. The strong market demand for high quality properties will continue in the foreseeable future. Therefore, CITIC Pacific has, in the past year, increased its investment in mainland China properties. Currently we have a developable land bank of nearly 1.6 million square metres, mostly in the Yangtze River Delta area

In **Ningbo**, our commercial project is progressing well with completion targeted for 2008. In other cities in the Yangtze River Delta area such as **Yangzhou** we also have a large land bank for future development.

In 2005, the **Hong Kong** property market was active with rental income increasing for our investment properties. The **Discovery Bay** development project is progressing well with Phase 13 (Chianti) near completion. Public sale commenced in March and the response was good. In 2005, we sold two pieces of land in the New Territories. In the first quarter of 2006, we successfully sold our 50% holding in **Festival Walk**, as well as our Tung Chau Street development. These sales not only provided us with ample income, but also further strengthened the Group's financial position. These resources can be used to fund our investments in the maturing mainland China property market which has the potential for higher returns.

Aviation

In 2005 the profitability of the global airline industry was negatively affected by high oil prices which remain a concern. However, due to strong demand for travel, both **Cathay Pacific** and **Dragonair** registered a record number of passengers and tonnes of cargo carried in 2005. To satisfy growing demand, Cathay Pacific ordered 19 new planes for delivery from 2007 to 2010. Dragonair also announced plans to expand its cargo capacity. The excellent management teams of the two airlines and their focus on reducing unit costs has proven to be essential in maintaining the airlines' profitability in a difficult operating environment.

Power Generation

In 2005, limited new capacity, high coal prices and insufficient increases in tariffs were factors that negatively affected the profit of our power business. However, we continue to make steady progress in building **Ligang Power Station phase III** (2X600MW) and **phase IV** (2x600MW) and **Zhengzhou phase III** (2x200MW). These will be commissioned on schedule in 2006 and 2007, respectively. Upon their completion, CITIC Pacific's attributable generating capacity will reach 6,336MW and the performance of our power business will greatly improve.

Power generation is a very important part of CITIC Pacific's business as we have many years of experience and expertise in building, testing, operating and managing power stations. From a macro perspective, China's per capita

Our Shiseido joint venture achieved excellent results with profit at its historical high, supported by the growing number of mainland tourists to Hong Kong.

Civil Infrastructure

Fuelled by the recovery of the Hong Kong economy, traffic at the **Western Harbour Tunnel** increased 5% compared with 2004. After the toll increase on the **Eastern Harbour Tunnel** in May, traffic initially dropped but is now rising steadily. Profit contribution from the civil infrastructure business rose 26% from 2004. It continues to provide CITIC Pacific with strong and steady cash flow.

Looking to the Future

The rapid rise of the Chinese economy has a positive impact on the economies of Hong Kong, Asia and the world. Looking at 2006, we believe that the overall investment and operating environment in Hong Kong and mainland China will remain positive. This will be beneficial to the development of our businesses and increase their profitability. Going forward, the focus of our businesses will continue to be on mainland China. At the same time, we will focus more on those core businesses that we control and actively manage to leverage off of our expertise. We will strive for excellence and endeavor to capture business opportunities to achieve higher returns for our investors.

On behalf of all the directors, I would like to express my heart felt thanks to everyone at CITIC Pacific for their hard work and to our investors, bankers and everyone else for their continuing support. I look forward to working with you all for a greater 2006. Let me take this opportunity to welcome Mr. Leslie Chang on becoming an executive director of CITIC Pacific on 1 April 2005. Mr. Chau Chi Yin, Mr. Milton Law and Mr. Wang Ande will become executive directors of our company effective April 1 of 2006. They will further strengthen our management team. Mr. Chang Zhenming and Mr. Yao Jinrong resigned as executive directors of the Group effective June 2005 and April 2006 respectively. I would like to thank them both for their significant contribution to our company.

Larry Yung Chi Kin
Chairman
Hong Kong, 22 March 2006